Exhibit 2.1

EXECUTION VERSION

ASSET AND STOCK PURCHASE AGREEMENT
AMONG
TRIMAS COMPANY LLC
AND
LGC US HOLDINGS, LLC AND LGC US FINCO, LLC
DATED
NOVEMBER 1, 2019

Page
ARTICLE I
DEFINITIONS
1.1Certain Defined Terms    2
1.2Other Defined Terms    13
1.3Certain Interpretive Matters    16

ARTICLE II
PURCHASE AND SALE
2.1Purchase and Sale of the Sold Assets    18
2.2Purchase and Sale of the Shares    19
2.3Excluded Assets    19
2.4Assumption of Liabilities; Excluded Liabilities    21
2.5Purchase Price    22
2.6Purchase Price Adjustment    22
2.7Allocation of Total Consideration    26
2.8The Closing    27
2.9Deliveries at the Closing.    27
2.10Further Assurances    28
2.11Withholding    29

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
3.1Organization    29
3.2Authorization; Enforceability    30
3.3Capital Stock of the Divested Companies    30
3.4Financial Information; No Undisclosed Liabilities; Solvency.    30
3.5Sufficiency of the Assets    31
3.6No Approvals or Conflicts    32
3.7Compliance with Law; Permits    32
3.8Proceedings    33
3.9Absence of Certain Changes    33
3.10Tax Matters    33
3.11Employee Benefits    36
3.12Active Employees; Labor Relations    37
3.13Intellectual Property    38
3.14Contracts.    40
3.15Environmental Matters.    42
3.16Insurance    43
3.17Personal Property Assets.    43
3.18Real Property.    43

i

(continued)
Page

3.19Customers and Suppliers.    44
3.20Compliance with Anti-Corruption Laws    45
3.21Export Controls and Economic Sanctions.    45
3.22Bankruptcy    46
3.23Accounts Receivable    46
3.24Inventory    46
3.25Operating Areas    47
3.26Affiliate Transactions    47
3.27No Brokers’ or Other Fees    47
3.28Transaction Expenses    47
3.29Credit Support Obligations    47

30	Shutdown Costs 47
3.31No Other Representations or Warranties    47

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE BUYERS
4.1Organization    48
4.2Authorization; Enforceability    48
4.3No Approvals or Conflicts    49
4.4Proceedings    49
4.5Compliance with Laws; Permits    49
4.6Financing    50
4.7Solvency    51
4.8Limited Guaranty    51
4.9No Brokers’ or Other Fees    51
4.10Condition of the Business    52
4.11No Other Representations or Warranties    53

ARTICLE V
COVENANTS AND AGREEMENTS
5.1Conduct of Business Prior to the Closing    53
5.2Access; Preservation of Books and Records    56
5.3Regulatory Filings; Reasonable Best Efforts    57
5.4Tax Matters; Cooperation; Preparation of Returns; Tax Elections    60
5.5Tax Indemnity    61
5.6Procedures Relating to Indemnity of Tax Claims    63
5.7Refunds and Tax Treatment    64
5.8Post‑Closing Tax Actions    64
5.9Employees; Employment Matters    65
5.10Labor Matters    71
5.11Contact With Customers and Suppliers    72
5.12Non‑Competition; Non‑Solicitation and Confidentiality    72
5.13Further Actions    74
5.14Bulk Transfer Laws    75

(continued)
Page

5.15Confidentiality    75
5.16Exclusivity    77
5.17Names Following Closing    77
5.18Notification of Certain Matters    78
5.19Intercompany Obligations    78
5.20Post‑Closing Conduct    78
5.21Financing    79
5.22R&W Insurance Policy    84
5.23Books and Records    85
5.24Releases    85
5.25Seller Guarantee    86
5.26Wrong Pocket    87
5.27Release of Credit Support Obligations    88
5.28Certain Matters    88

ARTICLE VI
CONDITIONS TO THE COMPANY’S OBLIGATIONS
6.1Representations and Warranties    89
6.2Performance    89
6.3Officer’s Certificates    89
6.4Competition/Foreign Investment Laws    89
6.5Governmental Orders    89
6.6Deliveries    89

ARTICLE VII
CONDITIONS TO THE BUYERS’ OBLIGATIONS
7.1Representations and Warranties    89
7.2Performance    90
7.3Officer’s Certificate    90
7.4Competition/Foreign Investment Law    90
7.5Governmental Orders    90
7.6Required Consents    90
7.7Deliveries    90

ARTICLE VIII
TERMINATION
8.1Termination    90
8.2Procedure and Effect of Termination    91

ARTICLE IX
INDEMNIFICATION

(continued)
Page

9.1Indemnification by the Company    92
9.2Indemnification by the Buyers    93
9.3Exclusive Remedy    94
9.4Indemnification Calculations    94
9.5Survival    95
9.6Notice and Opportunity to Defend    96
9.7Additional Limitations    97
9.8Subrogation    98

ARTICLE X
MISCELLANEOUS
10.1Fees and Expenses    98
10.2Governing Law    98
10.3Projections    99
10.4Amendment    99
10.5No Assignment    99
10.6Waiver    100
10.7Notices    100
10.8Complete Agreement    101
10.9Counterparts    101
10.10Publicity    102
10.11Severability    102
10.12Third Parties    102
10.13Non‑Recourse    102
10.14Dispute Resolution    103
10.15Specific Performance    103
10.16Waiver of Jury Trial    104
10.17Attorney‑Client Privilege and Conflict Waiver    104
10.18Frustration of Closing Conditions    105

EXHIBITS

Exhibit A – Form of Assignment and Assumption of Leases
Exhibit B – Form of Bill of Sale and Assignment and Assumption Agreement
Exhibit C – Binder Agreement for R&W Insurance Policy
Exhibit D – Form of Transition Services Agreement

Exhibit E – Working Capital Example
Exhibit F – Closing Statement Example

ANNEXES

Annex A – Company Deliverables
Annex B – Buyer Deliverables

v

ASSET AND STOCK PURCHASE AGREEMENT
THIS ASSET AND STOCK PURCHASE AGREEMENT (this “Agreement”), dated November 1, 2019 (the “Execution Date”), is entered into by and among TRIMAS COMPANY LLC, a Delaware limited liability company (the “Company”), LGC US Holdings, LLC, a Delaware limited liability company (the “Asset Buyer”), and LGC US Finco, LLC, a Delaware limited liability company (the “Equity Buyer”), and solely with respect to Section 5.25, TRIMAS CORPORATION, a Delaware corporation (“Seller Guarantor”). The Asset Buyer and the Equity Buyer are each a “Buyer” and collectively, the “Buyers.” The Company and the Buyers are each a “Party” and collectively, the “Parties.”
RECITALS
WHEREAS, Rieke‑Lamons Nederland Holdings B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands and an indirect wholly owned subsidiary of the Company (“R‑L Netherlands Holdings”), and Rieke‑Lamons International Holdings LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of the Company (“R‑L International Holdings”), collectively own all of the issued and outstanding Equity Interests of Lamons Belgium BVBA, a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of Belgium (“Lamons Belgium” and such Equity Interests, the “Lamons Belgium Shares”);
WHEREAS, R-L Netherlands Holdings, R-L International Holdings and Rieke‑Lamons UK Holdings B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands and an indirect wholly owned subsidiary of the Company (“R‑L UK Holdings”), collectively own all of the issued and outstanding Equity Interests of Lamons (Thailand) Co. Ltd., a private limited company incorporated under the laws of Thailand (“Lamons Thailand” and such Equity Interests, the “Lamons Thailand Shares”);
WHEREAS, R‑L Netherlands Holdings owns all of the issued and outstanding Equity Interests of (a) Lamons Singapore Pte. Ltd., a private limited company incorporated under the laws of Singapore (“Lamons Singapore” and such Equity Interests, the “Lamons Singapore Shares”) and (b) Lamons Canada Limited, a corporation incorporated under the laws of Canada (“Lamons Canada” and such Equity Interests, the “Lamons Canada Shares”);
WHEREAS, Lamons Nederland B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands and an indirect wholly owned subsidiary of the Company (“Lamons Netherlands” and together with R‑L Netherlands Holdings, R‑L International Holdings and R-L UK Holdings, the “Equity Sellers”) owns all of the issued and outstanding Equity Interests of Lamons Gasket and Bolt Ibérica, S.L., a company organized under the laws of Spain (“Lamons Spain” and such Equity Interests, the “Lamons Spain Shares”);
WHEREAS, the Lamons Belgium Shares, the Lamons Thailand Shares, the Lamons Spain Shares, the Lamons Singapore Shares and the Lamons Canada Shares are collectively the “Shares”;
WHEREAS, Lamons Belgium, Lamons Thailand, Lamons Spain, Lamons Singapore and Lamons Canada are collectively the “Divested Companies”;

WHEREAS, the “Lamons” division of the Company, through the Divested Companies and Lamons Gasket Company, a Delaware corporation and a direct wholly owned subsidiary of the Company (the “Asset Seller” and together with the Equity Sellers, the “Sellers”), is engaged in the design, manufacture and distribution of industrial sealing, fastener and specialty products for the petrochemical, petroleum refining, oil field, water treatment, waste-water treatment and other industrial markets (such business as is conducted by or through the Asset Seller and the Divested Companies as presently conducted (excluding, for the avoidance of doubt, any Disposed Lamons Business), the “Business”); and
WHEREAS, the Company desires to sell the Business (by causing the Sellers to sell the Shares and the Sold Assets (as defined below) and transfer the Assumed Liabilities (as defined below) to the Buyers), and the Buyers desire to purchase the Business from the Company (by purchasing all of the Shares and the Sold Assets and assuming the Assumed Liabilities from the Sellers), in each case, upon the terms and conditions contained in this Agreement and the Ancillary Agreements, as applicable.
NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

Article I
DEFINITIONS
1.1    Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings:
“Accounting Methods” means, the accounting principles, methods and practices utilized in preparing the Financial Information. For the avoidance of doubt, the calculation of Working Capital will be calculated in accordance with terms set forth in the definition thereof and taking into account certain accounting methodologies applied, all of which are in accordance with GAAP, as presented on Schedule 1.1(a).
“Acquired Intellectual Property” means all Intellectual Property owned by the Divested Companies, and all Intellectual Property owned by the Asset Seller, and the right to sue, and collect damages for, past, present or future, infringement, dilution or other violation of the foregoing.
“Active Employee” means (a) any employee of a Divested Company, (b) those employees of the Asset Seller who are listed on the Active Employee Schedule, and (c) any employee of an Affiliate of the Asset Seller set forth on Schedule 1.1(b), including, in each case of clauses (a), (b), and (c), those employees (i) who are absent due to vacation, jury duty, military, FMLA, pregnancy, parental and bereavement leave, scheduled time off, long service leave, or illness or injury leave in compliance with the applicable written policies of the Divested Companies, the Asset Seller or their respective Affiliates or the applicable collective bargaining agreement or (ii) who are receiving workers’ compensation payments as required by Law and have the right to re‑employment in accordance with applicable Law or the applicable collective bargaining agreement.
“Active Employee Schedule” means that schedule set forth on Schedule 1.1(c).
“Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For the avoidance of doubt, for purposes of this Agreement, (a) the Sellers shall be considered Affiliates of the Company and of each other, (b) the Divested Companies shall be considered Affiliates of the Company and the Sellers prior to the Closing and (c) the Divested Companies shall be considered Affiliates of the Buyers after the Closing. Notwithstanding the foregoing, except with respect to Section 8.2(c) and Section 10.12, no portfolio company or investment fund organized by First Reserve XIII Advisors, L.L.C., First Reserve XIV Advisors, L.L.C. or any of their respective Affiliates shall be deemed an Affiliate of any Buyers for purposes of this Agreement.
“Ancillary Agreements” means (a) the Bill of Sale and Assignment and Assumption Agreement (and such other documents or instruments contemplated therein to give effect to a transfer of the Sold Assets and Assumed Liabilities to the Asset Buyer), (b) the Assignment and Assumption of Leases, (c) the transfer Contracts contemplated by Annex A and Annex B (and such other documents or instruments contemplated therein to give effect to a transfer of the Shares to the Equity Buyer), and (d) the Transition Services Agreement.
“Anti-Corruption Laws” means the United States Foreign Corrupt Practices Act of 1977, as amended, the Canadian Corruption of Foreign Public Officials Act, the UK Bribery Act, the anti-bribery or anti-corruption of laws of the Netherlands, Singapore, Spain, and Thailand, and all other similar or equivalent anticorruption or anti-bribery laws of any jurisdiction applicable to the Company,

Asset Seller, the Divested Companies and it’s or their respective officers, directors, employees, agents or representatives.
“Asset Seller Predecessor” means any predecessor (to the extent not subsequently merged, consolidated or liquidated into the Asset Seller) or Affiliate (that is not a Divested Company) of the Asset Seller.
“Asset Taxes” means ad valorem, property, excise, severance, production, sales, use and similar Taxes based upon the acquisition, operation or ownership of the Sold Assets, but excluding, for the avoidance of doubt, Income Taxes and Transfer Taxes.
“Assignment and Assumption of Leases” means the Assignment and Assumption of Leases substantially in the form of Exhibit A.
“Bill of Sale and Assignment and Assumption Agreement” means the Bill of Sale and Assignment and Assumption Agreement substantially in the form of Exhibit B.
“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in the city of Bloomfield Hills, Michigan or the city of New York, New York.
“Business Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development (“Effect”) that, individually or in the aggregate, has or would reasonably be expected to have, a material adverse effect on the business, results of operations or financial or operational condition of the Sold Assets, the Divested Companies and the Business, taken as a whole, but none of the following shall be deemed either alone or in combination to constitute, and none of the following shall be taken into account in determining whether there has been a Business Material Adverse Effect: any adverse Effect resulting from (a) general economic conditions, (b) political conditions, including acts of war (whether declared or undeclared), armed hostilities and terrorism, or developments or changes therein, (c) any conditions resulting from natural disasters or other acts of God, (d) compliance by the Company with its covenants and agreements contained in this Agreement, (e) the failure of the financial or operating performance of the Business to meet internal projections or budgets for any period prior to, on or after the Execution Date (but not, for the avoidance of doubt, the underlying changes, events, facts, circumstances, conditions, developments or occurrences relating to such failure), (f) changes or developments in the business or regulatory conditions affecting the industries in which the Business operates, (g) the announcement of this Agreement or the transactions contemplated hereby, including any losses of employees or any disruption in supplier, customer, distributor and similar relationships, in each case solely to the extent specifically resulting from such announcement (h) currency exchange rates, including any fluctuations or other changes therein (i) any changes in applicable Laws or accounting rules, (j) any actions or omissions by the Company prior to the Closing that are expressly required under this Agreement or are taken or not taken with the Buyers’ prior written consent (but not, for the avoidance of doubt, the underlying changes, events, facts, circumstances, conditions, developments or occurrences relating to such act or omission), in each case, except to the extent any of the changes, events, circumstances, developments or occurrences described in clauses (a), (b), (c), (f), (h), and (i) disproportionately impact the Business as compared to other participants in the industry in which the Business is operated.
“Cash” means cash and cash equivalents (determined in accordance with GAAP), but excluding restricted cash.

“Closing Working Capital” means the Working Capital as of the Closing.
“Code” means the Internal Revenue Code of 1986, as amended.
“Commercial Tax Agreement” means customary commercial agreements not primarily related to Taxes that contain agreements or arrangements relating to the apportionment, sharing, assignment or allocation of Taxes (such as financing agreements with Tax gross‑up obligations or leases with Tax escalation provisions).
“Confidentiality Agreement” means the confidentiality agreement dated June 5, 2019 among First Reserve XIII Advisors, L.L.C., First Reserve XIV Advisors, L.L.C. and the Company.
“Consolidated Group” means any affiliated, combined, consolidated, unitary or similar group with respect to any Taxes, including any affiliated group within the meaning of Section 1504 of the Code electing to file consolidated federal Income Tax Returns and any similar group under foreign, state or local Law.
“Contract” means any contract, agreement, lease, mortgage, license, purchase order, bid, commitment, or any other legally binding instrument, arrangement, obligation or understanding of any kind, whether oral or written.
“control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, by contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.
“Controlled Group Liabilities” means any and all Liabilities of the Asset Seller, the Divested Companies or any of their respective ERISA Affiliates (a) under Title IV of ERISA, (b) under Sections 206(g), 302 or 303 of ERISA, (c) under Sections 412, 430, 431, 436 or 4971 of the Code and (d) as a result of the failure to comply with the continuation of coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.
“Credit Agreement” means that certain Credit Agreement, dated October 16, 2013, by and among TriMas Corporation, TriMas Company LLC and JPMorgan Chase bank, N.A., as Administrative Agent and Collateral Agent, and the various lenders from time to time thereto, as amended September 20, 2017.
“Debt Financing Sources” means the Persons (including the Lenders) that have committed to provide or have otherwise entered into agreements in connection with the Debt Financing or alternative debt financings in connection with the transactions contemplated hereby, including any joinder agreements or credit agreements entered into pursuant thereto or relating thereto, together with their respective Affiliates, officers, directors, employees, agents, advisors, counsels, consultants and other representatives involved in the Debt Financing, and their respective successors and assigns.
“Debt Obligations” means, with respect to any Person as of any date without duplication, (a) the principal of and accreted value and accrued but unpaid interest, and any prepayment premiums and penalties, redemption costs, related expenses, commitment and other fees, sale or liquidity participation amounts, reimbursements, indemnities and other payment obligations payable, in respect of (i) indebtedness for borrowed money of such Person and (ii) indebtedness evidenced by notes, bonds, debentures or other similar instruments, the payment of which is such Person’s responsibility or liability, (b) all obligations of such Person for the deferred purchase price of goods or services (other than trade payables incurred in the ordinary course of business), (c) all liabilities under or in connection with any letter of credit, bankers’ acceptances, performance bonds, securities or similar obligations (in each case, to the extent drawn or a payment obligation is otherwise outstanding thereunder), (d) all liabilities arising out of interest rate and currency swap arrangements and any other hedging or similar arrangements, (e) all liabilities under capitalized leases or other leases recorded or required to be recorded as capitalized leases, (f) all unfunded obligations for deferred compensation (including arising from any Seller Benefit Plan) for any officer, director or employee of the Company or any of its subsidiaries that are required to be accrued for as a pension liability under GAAP, (g) all liabilities of any Divested Company resulting from underfunding of or failure to timely remit payments due with respect to any pension or other retirement obligation covering any present or former officer, director or employee of any Divested Company (for the avoidance of doubt, excluding any liabilities with respect to the Thailand Statutory Severance and Retirement Programs), (h) all indebtedness or obligations of any other Person of the types referred to in the preceding clauses (a) through (g) secured by any Encumbrance on any assets of such Person and (i) guarantees of obligations of any other Person of the types described in clauses (a) through (g) above by such Person.
“Disclosure Schedules” means the Schedules delivered by the Company concurrently with the execution and delivery of this Agreement.
“Disposed Lamons Businesses” means any business or line of business formerly owned or operated by as a part of the Business that has been disposed of, discontinued or liquidated by or on behalf of the Business prior to the Execution Date, including under any Contract providing for the sale of any such business or line of business (which businesses, for the avoidance of doubt, include the businesses operated by the Persons set forth on Schedule 1.1(j)).
“Duty” means any stamp, transaction or registration duty or similar charge imposed by any Governmental Authority, including any interest, fine, penalty, charge or other amount imposed in respect thereof.
“Encumbrance” means any security interest, pledge, mortgage, lien, transfer restriction, charge, Option, easement, claim, right of first refusal or similar property interest or any other encumbrance of any kind or nature.
“Environment” means soil, surface water, groundwater, stream sediment, surface or subsurface strata and ambient air.
“Environmental Claim” means any unresolved written notice, request for information, claim, demand, action, suit, complaint or proceeding by any Person alleging any actual or potential liability or violation under any Environmental Law or with respect to Hazardous Materials.
“Environmental Law” means any applicable international, foreign, federal, state, provincial or local Law, statute, ordinance, regulation, or valid and legally-binding Governmental Order relating to (a) the protection or restoration of the Environment or natural resources, (b) occupational health or safety, (c) the regulation, investigation, monitoring or remediation of Hazardous Materials, or (d) the exposure to, or the release, threatened release, or disposal of Hazardous Materials. For purposes of this definition, “Environmental Law” includes, but is not limited to, the Comprehensive Environmental Response, Compensation, and Liability Act (42 U.S.C. § 9601 et seq.), the Resource Conservation and Recovery Act, the Federal Water Pollution Control Act, the Federal Clean Air Act, the Emergency Planning and Community Right to Know Act and any analogous Law.
“Equity Interests” means, with respect to a Person, any (a) capital stock, shares, membership interest, partnership interest (whether general or limited), unit or other equity interest or participation or any other right to receive a share of the profits or losses of, or distribution of assets of, such Person, and (b) any subscriptions, warrants, Contracts or other rights or Options or commitments of any kind or character relating to any of the foregoing securities of such Person.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.
“ERISA Affiliate” means, with respect to an entity, any trade or business (whether or not incorporated) (a) under common control (within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA) with such entity, (b) which, together with such entity, is treated as a single employer under Section 414(t) of the Code or (c) that is a member of the same “controlled group” as such entity, trade or business pursuant to Section 4001(a)(14) of ERISA.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“Excluded Liabilities” means (a) all Excluded Asset Seller Liabilities, (b) all Specified Excluded Liabilities, (c) all Transaction Expenses and Debt Obligations, (d) all Liabilities associated with any Disposed Lamons Business, (e) any Liabilities resulting from the failure to comply with the requirements of clause (21) of Annex 3 of the Foreign Business Act B.E. 2542 (1999) (and the failure to obtain any foreign business license required thereunder) as it relates to any charges received by Lamons Thailand in connection with the advanced payment of salary and other allowances to any employees of the Company or any of its Affiliates (including Rieke Packaging Australia), and (f) all Liability suffered or incurred by Buyer arising from or in connection with any question of R-L Netherlands Holdings’, R-L International Holdings’ and R-L UK Holdings’ legal title to and ownership of the Lamons Thailand Shares and the validity and enforceability of the transfer of the Lamons Thailand Shares (i) from Miss Mattaga Sudthangtum, Miss Isara Lovanich and Miss Daosiree Chayasirisobhon to R-L Netherlands Holdings, (ii) from Miss Mattaga Sudthangtum to R-L International Holdings and (iii) from Miss Mattaga Sudthangtum to R-L UK Holdings.
“FMLA” means the Family and Medical Leave Act of 1993, as amended, and the rules and regulations promulgated thereunder.
“Fraud” means an intentional misrepresentation of a material fact by a Party with intent to deceive or mislead another Party and upon which such other Party justifiably relied.
“GAAP” means United States generally accepted accounting principles and practices.
“Government Contract” means any (a) prime contract, grant agreement, cooperative agreement or other type of Contract with a Governmental Authority to which the Asset Seller is a party and which is related to the operation of the Business or the Sold Assets or to which any Divested Company is a party or (b) any subcontract under any such Contract as described in clause

(a) to which the Asset Seller is a party and which is related to the operation of the Business or the Sold Assets or to which any Divested Company is a party.
“Governmental Authority” means any federal, state, local, tribal or foreign government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, judicial body or arbitrator (public or private).
“Governmental Order” means any order, writ, injunction, decree, judgment, assessment or award of a Governmental Authority.
“Hazardous Material” means any substance or material that is listed, defined, classified or regulated as a “hazardous substance,” “hazardous waste,” “toxic substance” or any other term of similar import under any Environmental Law, including petroleum, friable asbestos, asbestos containing materials, and polychlorinated biphenyls.
“HSR Act” means the Hart‑Scott‑Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
“Income Taxes” means any income, capital gains, franchise and similar Taxes.
“Intellectual Property” means any and all proprietary, industrial and intellectual property rights, under the law of any jurisdiction or rights under international treaties, both statutory and common law rights, including (a) patents, patent applications, and invention disclosures, worldwide, together with reissuances, continuations, continuations-in-part, divisions, supplementary protection certificates, extensions and re-examinations thereof, (b) registered and unregistered trademarks, trade names, trade dress, service marks, brand names, logos, Internet domain names and other indicia of source, worldwide, and registrations and applications for registration thereof, and their associated goodwill, (c) copyrights and copyrightable works (including software, databases and related items) and all other rights of authorship recognized by statute or otherwise, and all applications, registrations and renewals in connection therewith, (d) trade secrets and rights in other proprietary or confidential information, including inventions, improvements thereto, technical information, processes, formulae, technology, discoveries, know‑how, specifications, designs, plans, manuals, drawings, research, computer programs, marketing studies, customer lists and (e) all other intellectual property and moral rights, and all registrations and applications for any of the foregoing.
“Intercompany Obligations” means (a) all intercompany notes, cash advances and payables between the Company or any of its Affiliates (other than the Asset Seller or the Divested Companies), on the one hand, and any of the Divested Companies, on the other hand, and (b) all intercompany notes, cash advances and payables between the Company or any of its Affiliates (other than the Asset Seller or the Divested Companies), on the one hand, and the Asset Seller, on the other hand, including those set forth on Schedule 1.1(d).
“IT Systems” means (a) all computing or communications systems and equipment, including any internet, intranet, extranet, e-mail, or voice mail systems and the hardware associated with such systems, (b) all software, the tangible media on which it is recorded (in any form) and all supporting documentation, data and databases and (c) all peripheral equipment related to the foregoing, including printers, scanners, switches, routers, network equipment and removable media.
“Knowledge Group” means, collectively, the individuals listed on Schedule 1.1(e).

“Knowledge of the Buyers” means the actual knowledge (after due inquiry of their respective direct reports) of the individuals listed on Schedule 1.1(f).
“Knowledge of the Company” means the actual knowledge (after due inquiry of their respective direct reports) of the individuals comprising the Knowledge Group.
“Law” means any statute, law, common law, treaty, judgment, ordinance, regulation or rule of any Governmental Authority.
“Liabilities” means any debt, liability, loss, damage or obligation (whether direct or indirect, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due), including all costs and expenses relating thereto.
“Master Guaranty” means that certain Trimas Master Guaranty, dated June 5, 2002, by and between Seller Guarantor and the Company.
“Option” means any option, warrant, subscription, commitment, call, right or Contract requiring, and any securities which upon conversion, exercise or exchange would require, the issuance, sale or transfer of any Equity Interests or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares, capital stock or other Equity Interests.
“Permits” means any permits, concessions, licenses, certificates, approvals, entitlements, registrations, waivers, exemptions, variances, rights of use, Orders and authorizations required under applicable Law.
“Permitted Encumbrances” means (a) Encumbrances for Taxes that are not yet due and payable or are being contested in good faith by appropriate Proceedings and for which adequate reserves have been established in the Financial Information in accordance with GAAP, (b) carriers’, warehousemen’s, materialmen’s, mechanics’, construction, labor, and landlord’s liens and other similar liens in respect of property or assets imposed by applicable Law that were incurred in the ordinary course of business for obligations that are not past due or are being contested in good faith by appropriate Proceedings and for which adequate reserves have been established in the Financial Information in accordance with GAAP, (c) pledges or deposits made in the ordinary course of business to secure obligations under employment insurance, statutory pension plans, workers’ compensation laws or similar legislation, (d) any easements, restrictions, covenants, servitudes, rights of way (including, without limiting the generality of the foregoing, easements, rights of way and agreements for sewers, drains, gas and water mains or electric light and power or telephone, telecommunications or cable conduits, poles, wires and cables) or similar matters of record relating to real property, if any, that do not, individually or in the aggregate, materially impair the value or continued use and operation of any property to which they relate in the Business, (e) zoning, building codes and other land use applicable Law regulating use or occupancy of any real property or activities that are conducted thereon that are imposed by any Governmental Authority which are not violated by the present use and operation of any property to which they relate, and which do not, individually or in the aggregate, materially impair the continued use and operation of any property to which they relate in the Business, and (f) restrictions on the transfer of securities arising under applicable Law.
“Person” means any individual, partnership, firm, corporation, association, trust, unincorporated organization, joint venture, limited liability company, Governmental Authority or other entity.

“Post‑Closing Tax Period” means a taxable period that begins after the Closing Date.
“Pre‑Closing Tax Period” means a taxable period that ends on or prior to the Closing Date.
“Proceeding” means any judicial, regulatory, administrative or arbitral actions, suits, investigations or proceedings (public or private) by or before any Governmental Authority.
“R&W Insurance Costs” means the costs of the R&W Insurance Policy, including the premium, surplus lines Taxes and fees, and any related broker compensation and underwriting fees.
“Required Consents” means the consents set forth on Schedule 1.1(h).
“R&W Insurance Policy” means the buyer-side representation and warranty insurance policy issued by the R&W Insurer to the Buyers with respect to this Agreement and conditionally bound as of the Execution Date, as evidenced by the binder agreement attached hereto as Exhibit C.
“R&W Insurer” means Tokio Marine HCC.
“Release” shall have the meaning provided in 42 U.S.C. Section 9601(22).
“Seller Material Adverse Effect” means a material adverse effect on the ability of the Company or any of its Affiliates to consummate the transactions contemplated by this Agreement or the Ancillary Agreements to which the Company or such Affiliate is a party.
“Seller Taxes” means any Taxes (i) imposed on the Asset Seller or any of its direct or indirect owners for any Tax period, (ii) that are Asset Taxes or unclaimed property or escheat obligations attributable to any Pre-Closing Tax Period or the portion of any Straddle Period ending on the Closing Date (determined in accordance with Section 5.5(b)), (iii) imposed on any Divested Company or any subsidiary of a Divested Company or for which any Divested Company or any subsidiary of any Divested Company may otherwise be liable for any Pre-Closing Tax Periods or for the portion of any Straddle Period ending on the Closing Date (determined in accordance with Section 5.5(b)), (iv) imposed on the Buyers or any of their Affiliates or the direct or indirect owners or shareholders of Buyers or their Affiliates (not taking into account any reduction in such Taxes resulting from the utilization of any loss carryforwards, credits or any other offsets or reductions by the Buyers or any of their Affiliates) as a result of a gross income inclusion under Section 951 or Section 951A of the Code with respect to income of any Divested Company or any subsidiary of a Divested Company for any U.S. federal Income Tax Pre-Closing Tax Period or the portion of any U.S. federal Income Tax Straddle Period ending on the Closing Date (determined in accordance with Section 5.5(b)) of such Divested Company or of any subsidiary of a Divested Company, as the case may be, (v) of any Consolidated Group (or any member thereof, other than the Divested Companies or any subsidiary of any Divested Company) of which any Divested Company or any subsidiary of any Divested Company (or any predecessor of any Divested Company or any subsidiary of any Divested Company) is or was a member on or prior to the Closing Date by reason of Treasury Regulations Section 1.1502‑6(a) or any analogous or similar foreign, state or local Law, (vi) of any other Person for which any Divested Company or any subsidiary of any Divested Company is or has been liable as a transferee or successor, or by Contract other than any Commercial Tax Agreement, resulting from events, transactions or relationships occurring or existing prior to the Closing or (vii) that are Transfer Taxes for which the Sellers are liable pursuant to Section 5.4(d);

provided, that no such Tax will constitute a Seller Tax to the extent such Tax was included as a current liability in the determination of Final Working Capital.
“Specified Employees” means the Active Employees set forth on Schedule 1.1(b).
“Specified Excluded Liabilities” means all Liabilities set forth on Schedule 1.1(i) whether arising on, prior to or after the Closing.
“Straddle Period” means a taxable period beginning on or before and ending after the Closing Date.
“subsidiaries” means, with respect to any Person, any other Person 50% or more of the voting equity of which is owned, directly or indirectly, by such first Person or by one or more subsidiaries of such first Person or a combination thereof.
“Tax” or “Taxes” means (i) any and all taxes, assessments, fees and other governmental charges, in each case, in the nature of a tax, imposed by any Governmental Authority, including those on or measured by or referred to as income, gross receipts, capital, sales, harmonized sales, provincial or territorial sales, use, ad valorem, franchise, profits, license, goods and services, withholding, payroll, employment, excise, severance, stamp, occupation, premium, transfer, real property transfer, real property transfer gains, value added, property or windfall profits taxes, customs, duties or similar fees, similar assessments or similar charges, together with any related interest, penalties, and additions to tax, whether disputed or not, (ii) any unclaimed property or escheat obligations, together with any related interest, penalties, and additions, whether disputed or not, (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of a Consolidate Group for any period and (iv) any liability for the payment of any amounts of the type described in clauses (i), (ii), or (iii) as a result of the operation of Law or any express or implied obligation to indemnify any other Person.
“Tax Refund” means any refund or credit of Taxes.
“Tax Return” means any return, form, report or statement required to be prepared and filed with any Governmental Authority with respect to Taxes, including any schedule or attachment thereto or amendment thereof.
“Taxing Authority” means, with respect to any Tax, the Governmental Authority that imposes such Tax and the agency (if any) charged with the collection of such Tax for such Governmental Authority.
“Transaction Expenses” shall mean, collectively, (i) all of the fees and expenses incurred by the Company or its Affiliates, or with respect to which the Company, Buyer or any of their respective Affiliates have any obligation to third parties as a result of Contracts by the Company or any of its Affiliates entered into prior to the Closing, in connection with the negotiation, documentation and consummation of this Agreement or the Ancillary Agreements and the transactions contemplated hereby and thereby, including all fees, expenses, disbursements and other similar amounts paid or payable to attorneys, financial advisors or accountants and all obligations under any engagement letter or other agreement or understanding with Bank of America Merrill Lynch or any Affiliate thereof and (ii) all stay, retention, change of control, severance, bonus, equity appreciation, phantom equity or similar payments due or payable by the Company or its Affiliates to any Person or the Buyer or any of its Affiliates to any Person as a result of Contracts entered into by the Company or any of its Affiliates prior to the Closing, and any other accelerations or increases in rights or benefits provided by the Company or its Affiliates, whether payable or occurring prior to, on or after the Closing Date, under any Contract, plan or other arrangement, which obligation, in each case, arises on or before the Closing Date or in whole or in part as a result of the execution of this Agreement or the Ancillary Agreements or the consummation of the transactions contemplated hereby or thereby (including the employer portion of all Taxes that are payable in connection with such obligations).
“Transition Services Agreement” means the transition services agreement, dated as of the Closing Date, to be entered into by the Company and the Buyers (or their respective designees), substantially in the form of Exhibit D.
“Treasury Regulations” means the Treasury Regulations promulgated under the Code.
“Working Capital” means, as of the date of computation, an amount, which may be positive or negative, equal to (i) the total “current assets” of the Business as defined in accordance with GAAP (but excluding, without duplication, any Cash, the Excluded Assets, any operating lease right-of-use assets, current and deferred Tax assets, prepaid Taxes in excess of Tax Liabilities, any receivables from Company or any of its Affiliates, any receivables of the Company or any of its Affiliates (other than the Divested Companies) that do not constitute Sold Assets), minus (ii) the total “current liabilities” of the Business as defined in accordance with GAAP (including, without duplication, any current Tax liabilities, and excluding, without duplication, the Excluded Liabilities, Debt Obligations, Transaction Expenses and deferred Tax Liabilities). Solely for illustrative purposes, set forth on Exhibit E is a sample calculation of Working Capital as if the Closing had occurred on the Balance Sheet Date. For the avoidance of doubt, the accounts specified in Exhibit E shall be the sole accounts used in the calculation of Working Capital for purposes of this Agreement.
1.2    Other Defined Terms. The following terms shall have the meanings defined for such terms in the Sections set forth below:

Term	Section
Acquisition Transaction	5.16
Allocation	2.7
Agreement	Preamble
Annual Financial Information	3.4(a)
Antitrust Division	5.3(b)
Asset Buyer	Preamble
Asset Seller	Recitals
Assumed Liabilities	2.4(a)
Balance Sheet	3.4(a)
Balance Sheet Date	3.4(a)
Benefits Transition Date	5.9(b)
Business	Recitals
Buyer 401(k) Plan	5.9(f)
Buyer FSA Plan	5.9(i)
Buyers	Preamble

Term	Section
Buyer Indemnified Persons	9.1
Buyer Related Party	8.2(c)
Buyer Released Claims	5.24(a)
Buyer Releasee	5.25(a)
Buyer Welfare Plans	5.9(e)
Cap	9.1
Claim Notice	9.6
Closing	2.8
Closing Balance Sheet	2.6(b)
Closing Date	2.8
Closing Purchase Price	2.5
Collective Bargaining Agreement	5.10(a)
Commitment Letters	4.6(a)
Company	Preamble
Company Marks	5.17
Competing Activity	5.12(a)(i)
CPA Firm	2.6(c)
Credit Support Obligations	3.29
Debt Commitment Letter	4.6(a)
Debt Documents	5.21(a)
Debt Financing	4.6(a)
Deductible	9.1
Divested Companies	Recitals
Effect	1.1 (Definition of “Business Material Adverse Effect”)
End Date	8.1(b)
Equity Buyer	Preamble
Equity Commitment Letter	4.6(a)
Equity Financing	4.6(a)
Equity Investor	4.6(a)
Equity Sellers	Recitals
Estimated Unpaid Expenses	2.6(a)
Estimated Balance Sheet	2.6(a)
Estimated Cash	2.6(a)
Estimated Indebtedness	2.6(a)
Estimated Working Capital	2.6(a)
Excluded Assets	2.3
Excluded Asset Seller Liabilities	2.4(b)
Execution Date	Preamble
Express Company Representations	3.31
Fee Letter	4.6(a)

Term	Section
Final Unpaid Expenses	2.6(b)
Final Cash	2.6(b)
Final Indebtedness	2.6(b)
Final Statement	2.6(c)
Final Working Capital	2.6(b)
Financial Information	3.4(a)
Financing	4.6(a)
Flex Plan Amount	5.9(i)
FTC	5.3(b)
Fundamental Representations	9.5
General Enforceability Exceptions	3.2
Indemnified Party	9.6
Indemnifying Party	9.6
Interim Financial Information	3.4(a)
Interim Period	5.1
Lamons Belgium	Recitals
Lamons Belgium Shares	Recitals
Lamons Canada	Recitals
Lamons Canada Shares	Recitals
Lamons Netherlands	Recitals
Lamons Singapore	Recitals
Lamons Singapore Shares	Recitals
Lamons Spain	Recitals
Lamons Spain Shares	Recitals
Lamons Thailand	Recitals
Lamons Thailand Shares	Recitals
Leased Real Property	3.18(a)
Lenders	4.6(a)
Limited Guarantee	4.8
Losses	9.1
Major Customers	3.19(a)
Major Suppliers	3.19(b)
Material Contracts	3.14(a)
Non-Assigned Asset	5.13(a)
Non‑U.S. Business Employee	5.9(i)
Non‑U.S. Transferred Employee	5.9(a)
OFAC	3.21(a)
Party	Preamble
Pre-Closing Tax Returns	5.4(c)
Post‑Closing Statement	2.6(b)
Post‑Closing Statement Objection	2.6(c)
Pre‑Closing Statement	2.6(a)

Term	Section
Purchase Price	2.5
Real Property Lease	3.18(a)
Required Information	5.21(c)(iv)
Reverse Termination Fee	8.2(b)
R‑L International Holdings	Recitals
R‑L Netherlands Holdings	Recitals
R‑L UK Holdings	Recitals
Sale Process Confidentiality Agreements	5.15(d)
Seller Benefit Plans	3.11(a)
Seller FSA Plan	5.9(i)
Seller Guarantor	Preamble
Seller Indemnified Persons	9.2
Seller Released Claims	5.24(b)
Seller Releasee	5.24(b)
Sellers	Recitals
Sellers’ Welfare Plans	5.9(e)
Shares	Recitals
Sold Assets	2.1
Straddle Period Tax Returns	5.4(c)
Target Working Capital	2.6(a)
Tax Benefit	9.4
Tax Claim	5.6
Tax Refunds	5.7(a)
Third Party Claim	9.6
Total Consideration	2.5
Transferred Employees	5.9(a)
Transfer Taxes	5.4(d)
Trigger Date	2.6(d)
Union Employee	5.10(a)
U.S. Transferred Employee	5.9(a)

1.3    Certain Interpretive Matters.
(a)    The words “hereof,” “herein,” “hereby,” “hereinafter” and “hereunder” and words of similar import when used in this Agreement, the Ancillary Agreements or the Exhibits or Schedules hereto, refer to this Agreement, the Ancillary Agreement or the Exhibit or Schedule in which any such word is used and not to any particular provision of this Agreement, the Ancillary Agreements or the Exhibits or Schedules in which any such word is used. References to any Article, Section, Schedule and Exhibit refer to an Article or Section of, or a Schedule or Exhibit to, this Agreement unless otherwise expressly specified.
(b)    In this Agreement, the Ancillary Agreements and the Exhibits and Schedules hereto, (i) the meaning of defined terms shall be equally applicable to the singular and plural forms of the defined terms, (ii) any pronoun or pronouns shall be deemed to include both the singular and the plural, (iii) the term “or” is disjunctive and not exclusive, (iv) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import, (v) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not simply mean “if,” (vi) references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto, (vii) any reference to any Law shall be deemed also to refer to all rules and regulations promulgated under such Law, unless the context expressly requires otherwise, (viii) references to dollars or “$” means U.S. dollars, (ix) any reference to gender shall include all genders, (x) all accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP and (xi) any document or item will be deemed “furnished,” “delivered,” “provided” or “made available” within the meaning of this Agreement or any Ancillary Agreement if such document or item is (A) posted in the electronic data room to which the Buyers have access at least two days prior to the Execution Date or (B) actually (including electronically) delivered or provided to the Buyers at least two days prior to the Execution Date.
(c)    The provision of a Table of Contents and the division of this Agreement, the Ancillary Agreements, the Exhibits and Schedules hereto into Articles, Sections and other subdivisions and the insertion of headings herein and therein are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement, the Ancillary Agreements or the Exhibits and Schedules hereto, as the case may be. All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified. All references to any “Section” in any Ancillary Agreement, Exhibit or Schedule hereto are to the corresponding Section of such Ancillary Agreement, Exhibit or Schedule in which such reference appears, unless otherwise specified.
(d)    The Parties have participated jointly in the negotiation and drafting of this Agreement, the Ancillary Agreements and the Exhibits and Schedules hereto. In the event an ambiguity or question of intent or interpretation arises, this Agreement, the Ancillary Agreements and the Exhibits and Schedules hereto must be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement, the Ancillary Agreements or the Exhibits or Schedules hereto.
(e)    When calculating the period of time before which, within which or following which, any act is to be done or step taken pursuant to this Agreement, the Ancillary Agreements or any Exhibit or Schedule hereto, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non‑Business Day, the period in question shall end on the next succeeding Business Day.
(f)    The Exhibits and Disclosure Schedules to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement. All Exhibits and Disclosure Schedules annexed hereto or referred to herein are hereby incorporated into and made a part of this Agreement as if set forth in full herein. Any matter or item disclosed on one Disclosure Schedule shall be deemed to have been disclosed and incorporated by reference in each other Disclosure Schedule, but only to the extent that the relevance of such matter or item to such other Disclosure Schedule is reasonably apparent on its face. No disclosure on a Disclosure Schedule relating to a possible breach or violation of any contract, Law or Governmental Order shall be construed as an admission or indication that such breach or violation exists or has actually occurred.

Information, matters and items disclosed or reflected in the Disclosure Schedules are not necessarily limited to information, matters and items that are required by this Agreement to be disclosed in the Disclosure Schedules. The disclosure of any information, matter or item in any Disclosure Schedule shall not be deemed to constitute an acknowledgement that any such information, matter or item (or any non‑disclosed information, matter or item of comparable or greater significance) is required to be disclosed or is otherwise material. Any capitalized terms used in any Disclosure Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement. Any disclosure in the Disclosure Schedules that refers to a document is qualified in its entirety by reference to the text of such document, including all amendments, exhibits, schedules and other attachments thereto, in each case to the extent made available to the Buyers. References herein to “Exhibits” shall be deemed to include “Annexes.”
ARTICLE II
PURCHASE AND SALE
2.1    Purchase and Sale of the Sold Assets. On the Closing Date and subject to the terms and conditions set forth in this Agreement, the Company shall cause the Asset Seller to sell, assign, transfer, convey and deliver to the Asset Buyer (or its designee(s)), free and clear of all Encumbrances other than Permitted Encumbrances, and the Asset Buyer (or its designee(s)) shall purchase and acquire from the Asset Seller, all of the right, title and interest of the Asset Seller in and to all of the assets, property, goodwill, accounts, and business of every kind or nature, whether real, personal or mixed, tangible or intangible, choate or inchoate, wherever situated, and whether owned, leased or licensed by the Asset Seller, in each case that relate to, or are used in or necessary for the conduct of, the Business, including the following assets, properties and rights of the Asset Seller (other than the Excluded Assets) (collectively, the “Sold Assets”):
(a)    the Contracts and other instruments and commitments relating to the Business;
(b)    all worldwide rights in Acquired Intellectual Property;
(c)    all inventory of the Business, including raw materials, works in process and finished products;
(d)    all equipment, vehicles, tooling, fixtures, leasehold improvements, machinery, furniture and furnishings of the Business;
(e)    all computer hardware, firmware, databases, software, systems, servers, drivers, other electronic data processing and information technology infrastructure, and other similar or related items of automated, computerized or software systems (including design tools, systems documentation and instructions related thereto) of the Business;
(f)    all accounts receivable, notes receivable and mortgages receivable of the Business;
(g)    all deposits (including security deposits), letters of credit of which the Business is a beneficiary, performance and surety bonds, prepayments and prepaid or advanced payments and expenses, trade accounts and other accounts and notes receivable of the Business;
(h)    except as set forth on Schedule 2.3(l), all rights to any action, suit or claim of any nature relating to the Business, whether arising by way of counterclaim or otherwise, including any insurance proceeds in the form of (i) cash received by the Company or its Affiliates after the Execution Date in respect of an insurance claim relating to any Assumed Liability, Sold Asset or the Business, or (ii) any receivables or claims in respect of an insurance claim relating to any Assumed Liability, Sold Asset or the Business;
(i)    all rights under warranties, indemnities and all similar rights against third parties related to the Assumed Liabilities, the Sold Assets or the Business;
(j)    originals, or where not available, copies, of all books and records related to the Business (including, to the extent permitted by applicable Law, personnel files (or copies thereof) for all Active Employees who become Transferred Employees), the Sold Assets and the Assumed Liabilities;
(k)    all customer and vendor lists, data and databases solely to the extent used in the Business; and
(l)    all goodwill associated with any of the items described in the foregoing clauses (a) through (k).
2.2    Purchase and Sale of the Shares. On the Closing Date and subject to the terms and conditions set forth in this Agreement, the Company shall cause the Equity Sellers to sell, assign and transfer to the Equity Buyer (or its designee(s)), and the Equity Buyer (or its designee(s)) shall purchase and acquire, all of the Equity Sellers’ right, title and interest in and to their respective Shares, free and clear of all Encumbrances other than Encumbrances arising from restrictions on sale, assignment or transfer of shares of capital stock under applicable Law.
2.3    Excluded Assets. The Sold Assets shall not include, and the Asset Seller shall not sell, assign, transfer, convey or deliver to the Asset Buyer (or its designee(s)), and the Asset Buyer (or its designee(s)) shall not purchase or acquire, any right, title or interest in or to any of the following assets (collectively, the “Excluded Assets”):
(a)    any assets of the Asset Seller that to do not relate to, or are not used or held for use in, or necessary for the conduct of, the Business;
(b)    any Cash owned by the Asset Seller as of the Closing Date;
(c)    the organizational documents, taxpayer and other identification numbers, minute and record books and the company seals of the Asset Seller;
(d)    any rights to the Asset Seller’s insurance policies, premiums or proceeds for insurance coverages relating to the Excluded Assets or the Excluded Liabilities for any period, and any other recovery by the Asset Seller for the benefit of or otherwise relating to the Excluded Assets or the Excluded Liabilities from any Person (except for any items included in the calculation of Estimated Working Capital or Final Working Capital);
(e)    any rights to any refunds, credits, prepayments, overpayments and deposits of the Asset Seller with any Governmental Authority;
(f)    all Tax Returns other than Tax Returns related to Asset Taxes with respect to the Sold Assets and financial statements of the Asset Seller and all records (including working papers) related thereto, except to the extent related to the Business, any Sold Assets or any Assumed Liabilities;
(g)    all of the Asset Seller’s causes of action, claims, credits, demands or rights of set‑off against third parties, in each case, to the extent related to any Excluded Asset, including any books, records and privileged information to the extent relating thereto;
(h)    all rights that accrue to the Asset Seller under this Agreement;
(i)    all rights of the Asset Seller under, all funds and property held in trust or any other funding vehicle pursuant to, and all insurance contracts providing funding for, any Seller Benefit Plans;
(j)    any trademark, trade name, service mark, service name, website or domain name owned by the Company or its Affiliates (other than those containing the name “LAMONS” and any other trademark, trade name, service mark, service name, website or domain name used exclusively in the Business), including those containing the names “TRIMAS,” “RIEKE,” and the names included on Schedule 2.3(j) and, in each case, the goodwill associated therewith;
(k)    the Contracts set forth on Schedule 2.3(k);
(l)    the assets listed in Schedule 2.3(l);
(m)    any assets of the Asset Seller that exclusively relate to, or are exclusively used or held for use in, a Disposed Lamons Business; and
(n)    the Asset Seller’s Equity Interests in TriMas International Holdings LLC.
Notwithstanding anything to the contrary contained in this Agreement or any of the Ancillary Agreements, the Buyers acknowledge and agree that all of the following shall remain the property of the Company, and neither the Buyers nor any of their respective Affiliates (including, after the Closing, the Divested Companies) shall have any interest therein: (A) all confidentiality agreements entered into with prospective purchasers of the Business or any portion thereof; (B) all records and reports prepared or received by the Company or any of its Affiliates in connection with the sale of the Business and the transactions contemplated hereby (other than any confidentiality or similar Contracts between the Company or its Affiliates and any prospective purchasers of the Business or any portion thereof), including all analyses relating to the Business or the Buyers so prepared or received; (C) all bids and expressions of interest received from third parties with respect thereto; and (D) all privileged materials, documents and records in the possession of any of the Company or its Affiliates (including the Divested Companies), to the extent such materials, documents and records are (1) not related to the Business or (2) related only to any Excluded Asset or Excluded Liability. The Buyers further acknowledge and agree that, with respect to any Proceeding or dispute between the Company or any of its Affiliates, on the one hand, and the Buyers or the Divested Companies (post‑Closing), on the other hand, only the Company may waive any evidentiary privilege that may attach to a pre‑Closing communication that exclusively concerns such Proceeding or dispute and is determined by a court of competent jurisdiction to be subject to attorney‑client privilege, and neither the Buyers nor the Divested Companies nor any of their respective Affiliates, shall have the right hereunder to compel disclosure of such privileged information.

2.4    Assumption of Liabilities; Excluded Liabilities.
(a)    Assumed Liabilities. On the terms and subject to the conditions set forth in this Agreement, at the Closing, the Asset Buyer shall assume effective as of the Closing and shall (or shall cause its Affiliates to) thereafter pay, perform, be responsible for and discharge as and when due all Liabilities of the Asset Seller (other than the Excluded Asset Seller Liabilities), irrespective of whether the same shall arise prior to, on or following the Closing Date (collectively, the “Assumed Liabilities”). The Buyers’ obligations under this Section 2.4(a) will not be subject to offset or reduction by reason of any actual or alleged breach of any representation, warranty, covenant or agreement contained in this Agreement or the Ancillary Agreements or any closing or other document contemplated by this Agreement or the Ancillary Agreements, any right or alleged right of indemnification hereunder or for any other reason.
(b)    Excluded Asset Seller Liabilities. The Buyers shall not assume, and shall not have been deemed to assume, any of the following Liabilities of the Asset Seller (collectively, the “Excluded Asset Seller Liabilities”):
(i)    all Liabilities arising out of or related to the Excluded Assets whether arising on, prior to or after the Closing Date, including any such Liabilities for Taxes, and all Liabilities associated with the Disposed Lamons Businesses;
(ii)    except as otherwise provided in Section 5.9, (x) all Liabilities under any Seller Benefit Plan or any other employee benefit or compensation plan, program or arrangement sponsored, maintained or contributed to by the Asset Seller or to which the Asset Seller was obligated to contribute at any time on or prior to the Closing and (y) all Controlled Group Liabilities of the Asset Seller;
(iii)    all Specified Excluded Liabilities;
(iv)    all Liabilities arising out of or related to any Debt Obligations of the Asset Seller, including all such Debt Obligations between the Asset Seller, on the one hand, and the Company or any of its Affiliates, on the other hand;
(v)    all Liabilities arising out of or related to the Asset Seller’s breach of any Ancillary Agreements to which it is a party; and
(vi)    all Transaction Expenses.
2.5    Purchase Price. On the Closing Date and subject to the terms and conditions set forth in this Agreement, in consideration of the sale, assignment and transfer of the Shares and the Sold Assets, the Buyers shall (a) pay (or cause to be paid) to the Company or its designee(s) an aggregate amount equal to $135,000,000 (as adjusted, the “Closing Purchase Price”), by wire transfer of immediately available funds in U.S. dollars (or the currency of a foreign country if payment in U.S. dollars is not permitted by applicable Law in a foreign country where an Equity Seller is located) to an account of the Company (such account to be designated by the Company in a written notice delivered to the Buyers at least two Business Days prior to the Closing Date) in its capacity as agent for the Asset Seller and the Equity Sellers, and (b) assume the Assumed Liabilities, as applicable (collectively, the “Total Consideration”). The Closing Purchase Price shall be adjusted prior to Closing Date pursuant to Section 2.6(a). After the Closing Date, the Closing Purchase Price shall be adjusted pursuant to Section 2.6(b)-(e). The Closing Purchase Price, plus or minus the adjustment amount as finally determined pursuant to Section 2.6(b)-(e), shall be the “Purchase Price.” For purposes of Sections 2.5 and 2.6, any monetary conversion from the currency of a foreign country to U.S. dollars or from U.S. dollars to the currency of a foreign country shall be calculated using the applicable exchange rates set forth in The Wall Street Journal, Eastern Edition as of the applicable measurement date. For the avoidance of doubt, the Purchase Price and Total Consideration specified in this Section 2.5 do not include any Transfer Taxes incurred in connection with this Agreement and the transactions contemplated hereby. Such Transfer Taxes shall be paid in accordance with Section 5.4(d) of this Agreement in addition to the Purchase Price and Total Consideration specified in this Section 2.5.
2.6    Purchase Price Adjustment.
(a)    Pre‑Closing Statement. No later than three Business Days prior to the Closing Date, the Company shall prepare and deliver to the Buyers a written statement together with any relevant supporting materials (the “Pre‑Closing Statement”) setting forth (i) a balance sheet of the Business as of the Closing (the “Estimated Balance Sheet”) and (ii) the Company’s calculation of a good faith estimate of (A) the Closing Working Capital as derived therefrom (the “Estimated Working Capital”), (B) the combined amount of Cash of the Divested Companies anticipated to exist immediately prior to the Closing (the “Estimated Cash”), (C) the combined amount of Debt Obligations of the Divested Companies anticipated to exist immediately prior to the Closing (the “Estimated Indebtedness”), (D) the combined amount of any Transaction Expenses incurred by any Divested Company and that are unpaid immediately prior to Closing or that are payable by the Buyers or any of their respective Affiliates (including the Divested Companies) at or after the Closing (the “Estimated Unpaid Expenses”) and (E) the Closing Purchase Price, as adjusted as provided below to give effect to the Estimated Working Capital, the Estimated Cash, the Estimated Indebtedness and the Estimated Unpaid Expenses. The Estimated Balance Sheet (and the Estimated Working Capital derived therefrom) shall be prepared in accordance with the Accounting Methods and presented in a manner consistent with the example attached hereto as Exhibit F. If the Estimated Working Capital (as set forth in the Pre‑Closing Statement) is less than $62,000,000 (the “Target Working Capital”) minus $500,000, then the Closing Purchase Price shall be adjusted downward by an amount equal to the amount of the deficiency between the Target Working Capital minus $500,000 and the Estimated Working Capital. If the Estimated Working Capital (as set forth in the Pre‑Closing Statement) is greater than the Target Working Capital plus $500,000, then the Closing Purchase Price shall be adjusted upward by an amount equal to the amount of the excess between the Estimated Working Capital and the Target Working Capital plus $500,000. If the Estimated Working Capital is not less than the Target Working Capital minus $500,000 and not greater than the Target Working Capital plus $500,000, then no adjustment shall be made to the Closing Purchase Price with respect to the Estimated Working Capital. In addition, the Closing Purchase Price shall be adjusted upward by the amount of any Estimated Cash and adjusted downward by the amount of any Estimated Indebtedness and Estimated Unpaid Expenses. During the period between the delivery of the Pre-Closing Statement and the Closing, the Buyers shall have an opportunity to review and provide comments to the Pre-Closing Statement, and the Company shall cooperate with the Buyers in good faith with the objective that the Buyers and the Company shall mutually agree upon the Pre-Closing Statement if the Buyers dispute any item proposed to be set forth in the Pre-Closing Statement; provided, however, that if the Company and the Buyers are not able to reach a mutual agreement prior to the Closing Date, then the Pre-Closing Statement provided by the Company to the Buyers shall be binding for purposes of this Section 2.6(a).

(b)    Post‑Closing Statement. Within 60 days after the Closing Date, the Buyers shall cause to be prepared and delivered to the Company a statement (the “Post‑Closing Statement”) setting forth (i) a balance sheet of the Business as of the Closing (the “Closing Balance Sheet”) and (ii) the Buyers’ calculation of (A) the Closing Working Capital as derived therefrom (“Final Working Capital”), (B) the combined amount of Cash of the Divested Companies actually existing as of the Closing at 12:01 a.m. (local time for each Divested Company) on the Closing Date (the “Final Cash”), (C) the combined amount of Debt Obligations of the Divested Companies actually existing as of the Closing at 12:01 a.m. (local time for each Divested Company) on the Closing Date (the “Final Indebtedness”), (D) the combined amount of any Transaction Expenses incurred by any Divested Company and that are unpaid immediately prior to Closing or that are payable by the Buyers or any of their respective Affiliates (including the Divested Companies) at or after the Closing (the “Final Unpaid Expenses”) and (E) the Closing Purchase Price as adjusted as provided below to give effect to the Final Working Capital, the Final Cash, the Final Indebtedness and the Final Unpaid Expenses. The Closing Balance Sheet (and the Final Working Capital derived therefrom) shall be prepared in accordance with the Accounting Methods and presented in a manner consistent with the example attached hereto as Exhibit F. The Company will, and will cause its Affiliates (including the Sellers) to, assist and cooperate with the Buyers in the preparation of the Post‑Closing Statement. If the Final Working Capital (as set forth in the Post‑Closing Statement) is less than the Target Working Capital minus $500,000, then the Closing Purchase Price shall be adjusted downward by an amount equal to the amount of the deficiency between the Target Working Capital minus $500,000 and the Final Working Capital. If the Final Working Capital (as set forth in the Post‑Closing Statement) is greater than the Target Working Capital plus $500,000, then the Closing Purchase Price shall be adjusted upward by an amount equal to the amount of the excess between the Final Working Capital and the Target Working Capital plus $500,000. If the Final Working Capital is not less than the Target Working Capital minus $500,000 and not greater than the Target Working Capital plus $500,000, then no adjustment shall be made to the Closing Purchase Price with respect to the Final Working Capital. In addition, the Closing Purchase Price shall be adjusted upward by the amount of any Final Cash and adjusted downward by the amount of any Final Indebtedness and Final Unpaid Expenses.
(c)    Dispute. Within 45 days following receipt by the Company of the Post‑Closing Statement, the Company shall deliver written notice to the Buyers of any dispute it has with respect to the Post‑Closing Statement (the “Post‑Closing Statement Objection”) setting forth a specific description of the basis of the Post‑Closing Statement Objection, the adjustments to the Post‑Closing Statement which the Company believes should be made, and the Company’s calculation of the Final Working Capital, the Final Cash, the Final Indebtedness and the Closing Purchase Price as adjusted thereby, together with relevant supporting materials. The Company shall be deemed to have accepted any items not specifically disputed in the Post‑Closing Statement Objection. Failure to so notify the Buyers within such 45‑day period shall constitute acceptance and approval of the Buyers’ calculation of the Final Working Capital, the Final Cash, the Final Indebtedness and the Closing Purchase Price set forth in the Post‑Closing Statement. During such 45‑day period, the Buyers shall, at the written request of the Company, on reasonable prior notice from the Company, during normal business hours and at the Company’s sole cost and expense, afford the Company reasonable access to the books and records with respect to the Business (to the extent relevant to the determination of the Final Working Capital, the Final Cash and the Final Indebtedness) and otherwise reasonably cooperate with the Company in connection with its preparation of the Post-Closing Objection. The Buyers shall have 30 days following the date they receive the Post‑Closing Statement Objection to review and respond to the Post‑Closing Statement Objection. If the Company and the Buyers are unable to resolve all of their disagreements with respect to the determination of the foregoing items by the 30th day following the Buyers’ response thereto, after having used their good faith efforts to reach a resolution, they shall refer their remaining differences to Grant Thornton LLP or, if such firm refuses to accept such engagement, another nationally recognized firm of independent public accountants as to which the Company and the Buyers mutually agree acting promptly and in good faith (in either case, the “CPA Firm”) to resolve their dispute. As promptly as practicable, and in any event not more than 15 days thereafter, the Company and the Buyers shall each prepare and submit a written presentation detailing each Party’s complete statement of proposed resolution of the dispute to the CPA Firm. As soon as practicable thereafter, the Company and the Buyers shall use commercially reasonable efforts to cause the CPA Firm to resolve such dispute. The scope of the disputes to be resolved by the CPA Firm is limited to the unresolved items on the Post-Closing Statement Objection. In resolving any disputed item, the CPA Firm (i) shall not assign a value to any item greater than the greatest value claimed for such item by either the Company or the Buyers or lower than the lowest value claimed for such item by either the Company or the Buyers and (ii) shall make such determination with respect to the disputed items in accordance with the Accounting Methods, and, in each case, only with respect to the specific remaining accounting‑related differences so submitted in such written presentations. All fees and expenses of the CPA Firm relating to the work, if any, to be performed by the CPA Firm hereunder shall be borne between the Buyers, on the one hand, and the Company, on the other hand, based upon a fraction, the numerator of which is the portion of the aggregate amount of the disputed items not awarded to the applicable Party and the denominator of which is the aggregate amount of the disputed items. For example, if the Company challenges items underlying the calculations of Final Working Capital, Final Indebtedness, Final Cash or Final Unpaid Expenses in the net amount of $1,000,000, and the CPA Firm determines that the Company has a valid claim for $400,000 of the $1,000,000, the Company shall bear 60% of the fees and expenses of the CPA Firm and the Buyers shall bear 40% of the fees and expenses of the CPA Firm. The Buyers and the Company each agree to execute, if requested by the CPA Firm, a reasonable engagement letter. The Company and the Buyers shall request that the CPA Firm use its best efforts to render its determination within 45 days after referral. All determinations made by the CPA Firm will be limited to the matters submitted to the CPA Firm by the Buyers and the Company and shall be final, conclusive and binding on the Parties and none of the Buyer, the Company or any of their respective Affiliates shall seek further recourse from Governmental Authorities, other than to enforce the CPA Firm’s determination. Judgment may be entered to enforce such determination in any court of competent jurisdiction. Notwithstanding the foregoing, if the disputed items relate to the interpretation of the Parties’ legal rights or obligations under this Agreement or the other Ancillary Agreements, including any rights to indemnification under Article IX, rather than financial or accounting matters pertinent to the calculation of the amounts set forth in the Post-Closing Statement, such disputed items shall instead be resolved in the manner set forth in Section 10.14. The Company and the Buyers shall make reasonably available to the CPA Firm all relevant books and records, any work papers (including those of the Parties’ respective accountants) and supporting documentation relating to the Post‑Closing Statement and all other items reasonably requested by the CPA Firm. The Company and the Buyers shall be afforded the opportunity to discuss the disputed items with the CPA Firm so long as each Party is present. The Company and the Buyers shall give each other copies of any written submissions at the same time as they are submitted to the CPA Firm. The “Final Statement” shall be (A) the Post‑Closing Statement in the event that (1) no Post‑Closing Statement Objection is delivered to the Buyers during the initial 30‑day period specified above or (2) the Company and the Buyers so agree in writing, (B) the Post‑Closing Statement, adjusted in accordance with the Post‑Closing Statement Objection, in the event that (1) the Buyers do not respond to the Post‑Closing Statement Objection during the 30‑day period specified above following receipt by the Buyers of the Post‑Closing Statement Objection or (2) the Company and

the Buyers so agree in writing or (C) the Post‑Closing Statement, as adjusted pursuant to the agreement of the Buyers and the Company or as determined by the CPA Firm together with any other modifications to the Post‑Closing Statement agreed upon in writing by the Company and the Buyers prior to the determination by the CPA Firm. Any adjustment or non‑adjustment to the Purchase Price shall not form the basis for any claim for damages pursuant to this Agreement. The Parties’ payment obligations under this Section 2.6 will not be subject to offset or reduction by reason of any actual or alleged breach of, or inaccuracy in, any representation, warranty, covenant or agreement contained in this Agreement or the Ancillary Agreements, and any right or alleged right of indemnification hereunder or for any other reason.
(d)    Downward Adjustment. If the Closing Purchase Price set forth on the Final Statement is less than the Closing Purchase Price paid at Closing, then the Closing Purchase Price shall be adjusted downward by an amount equal to the amount of the deficiency between the Closing Purchase Price as set forth in the Final Statement and Closing Purchase Price paid at Closing, and the Company shall pay or cause to be paid such amount by wire transfer of immediately available funds in U.S. dollars to an account designated by the Buyers. Such payment shall be made within three Business Days after the later of the date on which the Final Statement is determined and the date when the Buyers or the Company, as applicable, designates to the Company or the Buyers, as applicable, the payment account details (such later date, the “Trigger Date”).
(e)    Upward Adjustments. If the Closing Purchase Price set forth on the Final Statement is greater than the Closing Purchase Price paid at Closing, then the Closing Purchase Price shall be adjusted upward by an amount equal to the amount of the excess between the Closing Purchase Price set forth on the Final Statement and the Closing Purchase Price paid at Closing, and the Buyers shall pay or cause to be paid such amount by wire transfer of immediately available funds in U.S. dollars to an account of the Company (such account to be designated in writing by the Company to the Buyers prior to Closing), in its capacity as agent for the Asset Seller and the Equity Sellers. Such payment shall be made within three Business Days after the Trigger Date.
2.7    Allocation of Total Consideration. The Parties shall cooperate in good faith to determine (a) an allocation of the Total Consideration attributable to the Sold Assets and the Divested Companies and (b) an allocation of the Total Consideration attributable to the Sold Assets among the Sold Assets (the “Allocation”).  The Buyers shall deliver a proposed Allocation to the Company no later than 60 days after the Final Statement is determined pursuant to Section 2.6(c) and the Company will provide any comments, questions or objections with respect thereto no later than 30 days after the delivery of the Allocation by the Buyers. The Allocation shall be prepared in accordance with the fair market value of such Sold Assets and Section 1060 of the Code and, to the extent not inconsistent therewith, any other applicable Tax Law. If the Parties are unable to resolve any disagreements with respect to the Allocation by the 30th day following the receipt by the Buyers of the Company’s comments, questions or objections thereto, after having used their good faith efforts to reach a resolution, they shall refer their remaining differences to the CPA Firm and any disagreements shall be resolved in accordance with the procedures provided for in Section 2.6(c). The Parties shall cooperate to comply with all substantive and procedural requirements of Section 1060 of the Code and any regulations thereunder and, to the extent not inconsistent therewith, any other applicable Tax Law, and the Allocation shall be adjusted or supplemented if, and to the extent, necessary to comply with the requirements of Section 1060 of the Code and, to the extent not inconsistent therewith, any other applicable Tax Law. Each of the Company and the Buyers agree that they shall attach to their respective Tax Returns for the tax year in which the Closing shall occur an information statement on Form 8594, which shall be completed in accordance with the Allocation, and shall cause their respective Affiliates to, cooperate with each other in preparing and filing any supplements to such form as may be required under Section 1060 of the Code and any other applicable Tax Law. The Parties agree to promptly notify each other in writing with respect to the initiation of any inquiry, claim, assessment, audit or Proceeding by any Taxing Authority relating to the Allocation and agree to consult with each other with respect to any such inquiry, claim, assessment, audit or Proceeding by any Taxing Authority.
2.8    The Closing. Unless this Agreement shall have been terminated pursuant to Article VIII, and subject to Article VI and Article VII, the closing (the “Closing”) of the transactions contemplated by this Agreement shall take place remotely via the electronic exchange of documents and signatures, on the third Business Day following the satisfaction or waiver (to the extent legally permitted) of all of the conditions set forth in Article VI and Article VII (other than those conditions that are to be satisfied at the Closing), or at such other place and time as may be agreed upon by the Parties; provided, however, that the Closing shall not occur prior to the date that is 60 days following the Execution Date unless otherwise agreed by the Parties in writing (such date on which the Closing occurs, the “Closing Date”). All proceedings to be taken and all documents to be executed and delivered by all Parties at the Closing shall be deemed to have been taken and executed and delivered simultaneously and no proceedings shall be deemed to have been taken nor documents executed or delivered until all have been taken, executed and delivered. Legal title, equitable title and risk of loss with respect to the Shares and the Sold Assets will be deemed transferred to or vested in the Buyers (as applicable), and the transactions contemplated by this Agreement will be deemed effective for Tax, accounting and other computational purposes, and the Parties will treat the Closing as if it had occurred, as of 12:01 a.m. (Eastern Time) on the Closing Date.
2.9    Deliveries at the Closing.
(a)    Deliveries by the Company. At or prior to the Closing, the Company shall deliver or cause to be delivered to the Buyers the following:
(i)    the items set forth on Annex A;
(ii)    a certificate, dated as of the Closing Date and executed by an officer of the Company, certifying to the fulfillment of the conditions specified in Sections 7.1 and 7.2;
(iii)    the Ancillary Agreements to which any of the Company or the Sellers or any of their respective Affiliates is a party, duly executed by the Company or such Sellers or such respective Affiliates, as applicable;
(iv)    a certificate, to the extent applicable, from each of the Asset Seller and R‑L International Holdings certifying, pursuant to Treasury Regulations Section 1.1445‑2(b)(2), it is not a foreign person within the meaning of Section 1445 of the Code; and
(v)    evidence, in a form reasonably satisfactory to the Buyers, of the release of all Encumbrances on the Sold Assets (other than Permitted Encumbrances), the assets of the Divested Companies and the Shares (other than other than Encumbrances arising from restrictions on sale, assignment or transfer of shares of capital stock under applicable Law).

(b)    Deliveries by the Buyers. At or prior to the Closing, the Buyers shall deliver or cause to be delivered to the Company the following:
(i)    the items set forth on Annex B;
(ii)    by wire transfer of immediately available funds in U.S. dollars to an account of the Company (such account to be designated in writing by the Company to the Buyers prior to Closing), in its capacity as agent for the Asset Seller and the Equity Sellers, an amount equal to the Closing Purchase Price (as adjusted pursuant to Section 2.6(a));
(iii)    a certificate, dated as of the Closing Date and executed by an officer of each Buyer, certifying to the fulfillment of the conditions specified in Sections 6.1 and 6.2; and
(iv)    the Ancillary Agreements to which the Buyers or any of their respective Affiliates or designees is a party, duly executed by the Buyers or such Affiliates or designees.
2.10    Further Assurances. Each Party covenants that it will do, execute and deliver, or will cause to be done, executed and delivered, all such further acts and instruments that the other Parties or any of their respective successors or permitted assigns may reasonably request in order to give effect to the transactions contemplated by this Agreement and the Ancillary Agreements, including to more fully evidence the assumption of the Assumed Liabilities provided for in Section 2.4 and the sale and transfer of the Sold Assets and the Shares, in each case, upon the terms and conditions contained in this Agreement and the Ancillary Agreements, as applicable.
2.11    Withholding. The Buyers and their respective Affiliates shall be entitled to deduct and withhold from any amounts otherwise payable or deliverable to the Company or any of its Affiliates (and the Company shall, and shall cause its Affiliates to, indemnify, defend and hold harmless the Buyers and their respective Affiliates against) such amounts as may be required to be deducted or withheld therefrom under applicable Law; provided, however, if the Buyers determine that an amount is required to be deducted and withheld with respect to any amounts payable (other than as compensation), at least five days prior to the date the applicable payment is scheduled to be made, the Buyers shall provide the Sellers with written notice of their intent to deduct and withhold, which notice shall include a copy of the calculation of the amount to be deducted and withheld and a reference to the applicable provision of Law pursuant to which such deduction and withholding is required, and the Buyers shall reasonably cooperate with the Sellers to eliminate or reduce the basis for such deduction or withholding (including providing the Sellers with a reasonable opportunity to provide forms or other evidence that would exempt such amounts from withholding). To the extent such amounts are so deducted or withheld and timely paid to the appropriate Taxing Authority, such amounts shall be treated for all purposes as having been paid to the Person to whom such amounts would otherwise have been paid absent such deduction or withholding.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as set forth in the Disclosure Schedules, the Company hereby represents and warrants to the Buyers as of the Execution Date and the Closing Date (except to the extent a specific date is referenced, in which case the Company represents and warrants to the Buyers as of such date) as follows:

3.1    Organization.
(a)    Each of the Company, the Sellers and the Divested Companies is a limited liability company, corporation or company, as applicable, duly incorporated, formed or organized, as applicable, validly existing and (to the extent any such jurisdiction recognizes the concept of good standing) in good standing under the Laws of its jurisdiction of incorporation, formation or organization, as applicable. Each of the Company, the Sellers and the Divested Companies has all requisite power and authority to own, lease and operate its assets and to carry on its business as now being conducted and is duly qualified or licensed to do business and (to the extent any such jurisdiction recognizes the concept of good standing) is in good standing in the jurisdictions (whether federal, state, local or foreign) in which the ownership of its property or the conduct of its business requires such qualification or license, except where the failure to be so qualified or licensed has not had, or would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect or a Seller Material Adverse Effect.
(b)    True, correct and complete copies of the organizational documents of each Divested Company, together with any amendments thereto, have been made available to the Buyers.
3.2    Authorization; Enforceability. Each of the Company and the Sellers has all requisite power and authority to execute and deliver this Agreement and each Ancillary Agreement to which the Company or the Sellers are or will be a party and to perform their respective obligations hereunder and thereunder. The execution and delivery of this Agreement and the Ancillary Agreements by each of the Company and the Sellers, as applicable, and the performance by each of them of their respective obligations hereunder and thereunder, have been duly authorized by all necessary action on the part of the Company, the Sellers and the Divested Companies, as applicable. This Agreement has been, and each of the Ancillary Agreements to which the Company or any Seller is or will be a party will be, at or prior to the Closing, duly executed and delivered by each of the Company and the Sellers party thereto and, assuming due authorization, execution and delivery by the Buyers, this Agreement constitutes, and each of the Ancillary Agreements will constitute, a valid and binding agreement of each of the Company and the Sellers party thereto, enforceable against each of the Company and the Sellers to the extent party thereto in accordance with its and their respective terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at Law) (collectively, the “General Enforceability Exceptions”).
3.3    Capital Stock of the Divested Companies. Schedule 3.3 sets forth for each of the Divested Companies (a) its jurisdiction of organization and (b) the number of authorized, issued and outstanding Equity Interests, the names of the holders thereof, and the number of Equity Interests held by each such holder. The Equity Interests set forth on Schedule 3.3 collectively constitute all of the issued and outstanding Equity Interests of the Divested Companies. All of the issued and outstanding Equity Interests of each of the Divested Companies are owned of record by the holders listed on Schedule 3.3, free and clear of any Encumbrances, other than Encumbrances arising from restrictions on sale, assignment or transfer of shares of capital stock under applicable Law. All of the issued and outstanding Equity Interests of each of the Divested Companies have been validly issued, are fully paid and non‑assessable and have not been issued in violation of any preemptive or similar rights. There are no outstanding Options, equity appreciation, phantom stock, profit participation, preemptive rights, registration rights, approval rights, proxies, rights of first refusal or other agreements relating to the sale, issuance or voting of any Equity Interests of any Divested Company, or any securities or other instruments convertible into, exchangeable for or evidencing the right to purchase any Equity Interests of any Divested Company. Except as set forth on Schedule 3.3, none of the Divested Companies, nor the Asset Seller, owns or has owned any Equity Interest in any other Person.
3.4    Financial Information; No Undisclosed Liabilities; Solvency.
(a)    Attached as Schedule 3.4(a) are (i) the unaudited balance sheets of the Business, as of December 31, 2018, 2017 and 2016, and the unaudited statements of income of the Business for the years then ended (collectively, the “Annual Financial Information”) and (ii) the unaudited balance sheet of the Business as of June 30, 2019 (such balance sheet, the “Balance Sheet” and such date, the “Balance Sheet Date”) and the unaudited statements of income of the Business for the six-month period then ended (together with the Balance Sheet, the “Interim Financial Information,” and together with the Annual Financial Information, the “Financial Information”). The Financial Information was derived from the books and records related to the Business, has been prepared in accordance GAAP applied on a consistent basis throughout the periods covered thereby (except as might be indicated in the notes thereto, if any) and fairly presents in all material respects the financial condition of the Business as of the dates thereof and the results of operations of the Business as of the indicated dates and for the indicated periods, subject, in the case of the Interim Financial Information, deviations from GAAP consistent with normal, immaterial year-end adjustments and the absence of notes required by GAAP.
(b)    The Asset Seller and the Divested Companies do not have any Liabilities, other than (i) Liabilities that are reflected in the Financial Information, (ii) Liabilities set forth on Schedule 3.4(b), (iii) the Excluded Asset Seller Liabilities, (iv) current Liabilities or obligations of the Business arising since the Balance Sheet Date in the ordinary course of business consistent with past practice (none of which results from, arises out of, relates to, is in the nature of or was caused by any breach of contract, breach of warranty, tort, infringement or violation of applicable Law) and (v) other Liabilities that are not, and would not reasonably be expected to be, individually or in the aggregate, material to the Business.
(c)    Except as set forth on Schedule 3.4(c), as of the Execution Date, none of the Divested Companies have any outstanding Debt Obligations.
3.5    Sufficiency of the Assets.
(a)    Except for any assets or services to be made available to the Buyers pursuant to the Transition Services Agreement, taking into account the corporate-level services provided to the Business that are set forth on Schedule 3.5(a), and assuming receipt of all relevant consents, approvals and authorizations relating to the matters set forth in Schedule 3.6, the Sold Assets transferred to the Buyers at Closing and the assets owned, leased or licensed by the Divested Companies collectively constitute all of the properties, assets and rights (including Intellectual Property) used in, or held for use in, the Business by any Affiliate of the Company and constitute all of the rights, property, and assets (including Intellectual Property) necessary to conduct the Business immediately following the Closing in substantially the same manner as the Business is currently conducted on the Execution Date.
(b)    Except as set forth on Schedule 3.5(b), the Sold Assets and the assets owned by the Divested Companies are, in all material respects, in good maintenance, operating condition and repair, normal wear and tear excepted, other than machinery and equipment under repair or out of service in the ordinary course of the Business.
(c)    Except as set forth on Schedule 3.5(c), the Divested Companies do not own any assets (and are not subject to any Liabilities) that are unrelated to the Business or are not otherwise used or held for use in, or necessary for the conduct of, the Business.
3.6    No Approvals or Conflicts. The execution, delivery and performance by the Company of this Agreement and by the Company or any its Affiliates of the Ancillary Agreements to which they are or will be a party and the consummation by the Company and the Sellers of the transactions contemplated hereby and thereby do not and will not (a) violate, conflict with or result in a breach by the Company, any Seller or Divested Company of its organizational documents, (b) violate, conflict with or result in a breach of, or constitute a default by the Company, any Seller or Divested Company (or create an event which, with notice or lapse of time or both, would constitute a default) or give rise to any payment or other penalty or any right of termination, cancellation or acceleration under, or result in the creation of any Encumbrance upon any of the properties or assets of the Asset Seller, any Divested Company or on the Shares or the Sold Assets under, any note, bond, mortgage, indenture, deed of trust, Permit, lease or Contract to which the Asset Seller, any Divested Company or any of their respective properties may be bound, (c) violate or result in a breach of any Governmental Order or Law applicable to the Company, any Seller or Divested Company or any of their respective properties or (d) except for (i) such approvals, consents, filings, orders, authorizations and notices as have been obtained or made as of the Execution Date, (ii) the applicable requirements of the HSR Act and the requirements of any other applicable antitrust or competition Law, (iii) filings for payment of Duty required under applicable Law, and (iv) filings or approvals that may be required under the Exchange Act, ERISA, the Investment Canada Act or any other applicable Law, require any order, consent, approval, filing with, notice to, or authorization of any Person (including any Governmental Authority), except in the cases of clauses (b), (c) and (d) as has not had, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company and its Affiliates to perform their obligations under this Agreement (including to consummate the transactions contemplated hereby) or otherwise be material to the Business.
3.7    Compliance with Law; Permits. Except as set forth on Schedule 3.7, since January 1, 2016, the Business has been conducted, the Sold Assets and the assets of the Divested Companies have been maintained and the Divested Companies and the Asset Seller are, in material compliance with all applicable Laws. Since January 1, 2016, none of the Company or any of its Affiliates has received any notice from any Governmental Authority alleging that the Business (or the Company or any of its Affiliates with respect thereto) is or has been in violation of any applicable Law in any material respects. Except as set forth on Schedule 3.7, the Divested Companies possess all of the Permits necessary to own, lease and operate their respective assets and conduct the Business conducted by them in all material respects as currently owned, leased, operated and conducted, and the Asset Seller possesses all of the Permits necessary to own, lease and operate the Sold Assets and the assets of the Divested Companies and conduct the Business conducted by it in the same manner in all material respects as currently owned, leased, operated and conducted. All such Permits are in full force and effect, and the Business has been conducted in accordance in all material respects with the requirements of such Permits.
3.8    Proceedings. Except as set forth on Schedule 1.1(i), there are no, and since January 1, 2016 there have been no, Proceedings pending or, to the Knowledge of the Company,

threatened against the Business or the Company or any of its Affiliates that are or would be material to the Business. There are no Proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Affiliates challenging or seeking to enjoin the transactions contemplated by this Agreement or any Ancillary Agreements. None of the Company or any of its Affiliates are subject to any Governmental Order that is or would be material to the Business.
3.9    Absence of Certain Changes. During the period from the Balance Sheet Date through the Execution Date, except for the process conducted that gave rise to this Agreement and the transactions contemplated by this Agreement, (a) the Business has been conducted only in the ordinary course consistent in all material respects with past practice and (b) none of the Sellers or the Divested Companies has taken any action that, if Section 5.1 had applied in such period, would have constituted a breach thereof. Since the Balance Sheet Date, there has not been a Business Material Adverse Effect.
3.10    Tax Matters. Except as set forth on Schedule 3.10:
(a)    All Asset Taxes with respect to the Sold Assets or that relate to the Business that have become due and payable have been duly and timely paid in full, and all Tax Returns with respect to such Asset Taxes required to be filed have been duly and timely filed.
(b)    All Tax Returns required to be filed by or on behalf of or with respect to any Divested Company or any subsidiary of a Divested Company have been duly and timely filed (subject to permitted extensions applicable to such filings), and such Tax Returns are true, correct and complete in all material respects. All Taxes owed by any Divested Company or any subsidiary of a Divested Company or for which any Divested Company or any subsidiary of a Divested Company may be liable that have become due have been paid in full within the prescribed period or any extension thereof (other than Taxes that are being contested in good faith for which adequate accruals or reserves have been established in accordance with GAAP). Each Divested Company and any subsidiary of a Divested Company has withheld and timely paid over to the appropriate Taxing Authority all Taxes which it is required to withhold from amounts paid or owing to any Person, including any employee, shareholder, creditor, holder of securities, non-resident Person or other third party.
(c)    There are no Encumbrances relating to Taxes encumbering any of the Shares, the Sold Assets or any assets of any Divested Company or any subsidiary of a Divested Company, except for Permitted Encumbrances.
(d)    There is no written claim against the Divested Companies, any subsidiary of a Divested Company or with respect to the Sold Assets for any Taxes, and no assessment, deficiency or adjustment has been asserted in writing, proposed in writing or, to the Knowledge of the Company, threatened in writing with respect to any Taxes or Tax Returns of or with respect to the Divested Companies, any subsidiary of a Divested Company or the Sold Assets. There are no examinations, audits, actions, proceedings, investigations or disputes being conducted, pending or, to the Knowledge of the Company, threatened in writing with respect to any Divested Company, any subsidiary of a Divested Company or the Sold Assets. No claim has ever been made by a Governmental Authority in a jurisdiction where the Divested Companies or any subsidiary of a Divested Company, or the Asset Seller solely with respect to the Sold Assets, does not file Tax Returns that a Divested Company, any subsidiary of a Divested Company, the Asset Seller or any of the Sold Assets is or may be subject to taxation in that jurisdiction.

(e)    There is not in force any waiver of any statute of limitations in respect of Taxes or any extension of time with respect to the assessment or payment of any Tax of or with respect to the Divested Companies, any subsidiary of a Divested Company or the Sold Assets. There is not in force any extension of time with respect to the due date for the filing of any Tax Return of or with respect to the Divested Companies, any subsidiary of a Divested Company or the Sold Assets.
(f)    No Divested Company is a party to or bound by any Tax allocation, sharing or indemnity Contracts or arrangements (excluding, for the avoidance of doubt, any Commercial Tax Agreements). No Divested Company has any liability for the Taxes of any Person under Treasury Regulations Section 1.1502‑6 (or any similar provision of state, local or foreign Law), or as a transferee or successor, or by Contract other than any Commercial Tax Agreement. No Divested Company has ever been a member of a Consolidated Group.
(g)    None of the properties of the Divested Companies, any subsidiary of the Divested Companies or Sold Assets are subject to any Tax partnership Contract or are otherwise treated, or required to be treated, as held in an arrangement requiring a partnership income Tax Return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code.
(h)    No Divested Company or any subsidiary of a Divested Company has engaged in, is currently engaging in or has been a party to a transaction that constitutes a “listed transaction,” as defined in Treasury Regulations Section 1.6011-4(b)(2).
(i)    Each Divested Company and each subsidiary of a Divested Company is, and has been since its formation, properly classified for U.S. federal income Tax purposes as a foreign corporation. For U.S. federal income tax purposes, the taxable year of each Divested Company ends on November 30th.
(j)    No Divested Company or any subsidiary of a Divested Company is, or has ever been, (i) a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code, (ii) treated as a “domestic corporation” under Section 7874(b) of the Code or (iii) a “passive foreign investment company” within the meaning of Section 1297 of the Code.
(k)    No Divested Company or any subsidiary of a Divested Company is subject to Tax in any jurisdiction, other than the country in which it is organized, by virtue of having, or being deemed to have, engaged in a trade or business, a permanent establishment or fixed place of business. All payments by, to or among the Divested Companies and their Affiliates comply with all applicable transfer pricing requirements (including documentary, retention and filing requirements) imposed by any Governmental Authority, and the Company has made available to the Buyers accurate and complete copies of all transfer pricing documentation prepared pursuant to Treasury Regulations Section 1.6662-6 (or any similar foreign statutory, regulatory or administrative provision) by or with respect to the Divested Companies or the subsidiaries thereof during the three years prior to the Execution Date.
(l)    Each Divested Company and each subsidiary of a Divested Company is in full compliance with all terms and conditions of any Tax exemption, Tax holiday or other Tax reduction Contract or order of any Taxing Authority, and the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements will not have any adverse effect on the continued validity or effectiveness of such Tax exemption, Tax holiday or other Tax reduction Contract or order.

(m)    Neither any Divested Company nor any subsidiary of a Divested Company is a party to a gain recognition agreement under Section 367 of the Code.
(n)    None of the Shares are taxable Canadian property for purposes of section 116, and within the meaning of, the Income Tax Act (Canada).
(o)    None of the Sold Assets are (i) taxable Canadian property, (ii) Canadian resource property, (iii) real property, or immovable property, situated in Canada, (iv) timber resource property, (v) life insurance policy in Canada, or (vi) any interest, right or option in, or in respect of, any of the properties listed in (i) to (v) for purposes of section 116, and within the meaning of, the Income Tax Act (Canada).
(p)    For purposes of the Income Tax Act (Canada) or any other applicable Tax statute, no Person or group of Persons has ever acquired or had the right to acquire control of Lamons Canada or any of its subsidiaries.
(q)    None of sections 78, 80, 80.01, 80.02, 80.03 or 80.04 of the Income Tax Act (Canada), or any equivalent provision of the Tax legislation of any province or any other jurisdiction, have applied or will apply to Lamons Canada or any of its subsidiaries at any time up to and including the Closing Date.
(r)    None of Lamons Canada or any of its subsidiaries has acquired property from a non-arm’s length Person, within the meaning of the Income Tax Act (Canada), for consideration, the value of which is less than the fair market value of the property acquired in circumstances which could subject it to a liability under section 160 of the Income Tax Act (Canada).
(s)    Lamons Canada is duly registered under subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and harmonized sales tax and the registration number of Lamons Canada is: 10076 4885 RT0001.
3.11    Employee Benefits.
(a)    Schedule 3.11(a) sets forth a true and correct list of (i) each “employee benefit plan” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA), (ii) all other material severance, salary continuation, change in control, employment, consulting, personnel, vacation, incentive, bonus, Options, equity appreciation rights, restricted equity, phantom equity, equity‑based incentive or supplemental income, retirement, pension, supplemental pension, redundancy, profit sharing or deferred compensation plans, programs, agreements or policies and (iii) all other employee benefit plans or programs, in each case, in which Active Employees or former employees of a Divested Company participate (other than any such plans, programs, agreements or policies required by Law to be provided to any such employees, including the Canada Pension Plan, workers’ compensation or similar benefits and other than any immaterial fringe benefit programs) and (A) are sponsored or maintained by the Asset Seller or the Divested Companies or (B) with respect to which the Divested Companies or the Asset Seller have made or are required to make payments, transfers or contributions on behalf of Active Employees or otherwise could have any Liability (collectively, the “Seller Benefit Plans”).
(b)    The Seller Benefit Plans are in compliance, in all material respects, with their terms and applicable requirements of ERISA, the Code and other Laws, to the extent applicable. The Asset Seller and the Divested Companies have performed all obligations required to be performed by them under any Seller Benefit Plan and to the Knowledge of the Company, are not in default under or in violation of any Seller Benefit Plan. With respect to each Seller Benefit Plan that is intended to qualify under Section 401(a) of the Code, as of the Execution Date, such Seller Benefit Plan has received a favorable determination letter or such Seller Benefit Plan may rely upon an opinion letter from the Internal Revenue Service with respect to its qualification and to the Knowledge of the Company, no fact or event has occurred since the date of such letter that would reasonably be expected to adversely affect such qualification.
(c)    There are no pending or, to the Knowledge of the Company, threatened Proceedings with respect to any Seller Benefit Plans (other than routine claims for benefits by participants and beneficiaries) that, in either case, would reasonably be expected to result in material Liability to the Buyer, a Divested Company or any of their respective Affiliates.
(d)    None of the Asset Seller, the Divested Companies or any of their respective ERISA Affiliates has any Liability with respect to any employee benefit plan that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA, in each case, that would reasonably be expected to result in any material Liability to the Buyer, the Divested Companies or any of their respective Affiliates after the Closing. There does not now exist, nor do any circumstances exist that could result in, any Controlled Group Liability of the Asset Seller, the Divested Companies or any of their respective ERISA Affiliates that would be, or could become, a liability following the Closing of the Buyers, the Divested Companies or any of their respective Affiliates.
(e)    In connection with the consummation of the transactions contemplated by this Agreement, no payments of money or property, acceleration of benefits, or provisions of other rights have or will be made hereunder or under the Seller Benefit Plans that, in the aggregate, would be reasonably likely to result in imposition of the sanctions imposed under Sections 280G and 4999 of the Code (determined without regard to the exception contained in Section 280G(b)(4) of the Code), whether or not some other subsequent action or event would be required to cause such payment, acceleration or provision to be triggered.
(f)    Except to the extent required pursuant to Section 4980B(f) of the Code and the corresponding provisions of ERISA or other applicable Laws, no Seller Benefit Plan provides retiree medical or retiree life insurance benefits to any Active Employee or former employee of a Divested Company, and neither the Asset Seller nor any Divested Company is contractually obligated (whether or not in writing) to provide any Active Employee with, and no Divested Company is contractually obligated to, or has ever represented that it will, provide any Person with, life insurance or medical benefits upon retirement or termination of employment.
(g)    No Active Employees or former employees of Lamons Canada participate in, or have ever participated in, the defined benefit component of the Canadian Pension Plan and Lamons Canada has no Liabilities thereunder. Except for the Canadian Pension Plan, no Seller Benefit Plan is a “registered pension plan” as such term is defined in subsection 248(1) of the Income Tax Act (Canada).
3.12    Active Employees; Labor Relations. The Active Employees represent the entirety of the employees of Asset Seller and its Affiliates whose job duties principally involve providing services with respect to the Business. Except as set forth on Schedule 3.12, none of the Asset Seller or the Divested Companies or any entity that employs any Active Employee is a party to or bound by any collective bargaining agreement, collective agreement, or other Contract, agreement or understanding with any labor union, trade union, works council, or other representative of any Active Employees or any other present or former employees of the Asset Seller or the Divested Companies, nor is any such Contract, agreement or understanding presently being negotiated. There is no unfair labor practice charge or complaint pending or, to the Knowledge of the Company, threatened against the Asset Seller or any of its Affiliates or any of the Divested Companies. There is no labor strike, slowdown, work stoppage, picketing or lockout in effect, or, to the Knowledge of the Company, threatened against the Asset Seller, any of its Affiliates or any of the Divested Companies. There is no, and since January 1, 2016 there has been no, labor union certification or representation petitions or demands with respect to any Active Employees or other employee of a Divested Company whose employment was not already subject to the terms of a collective bargaining agreement or collective bargaining relationship and, to the Knowledge of the Company, no such labor union organizing campaign or similar effort is pending or threatened.
3.13    Intellectual Property.
(a)    Schedule 3.13 sets forth a complete and accurate list of all of the registered forms of the Acquired Intellectual Property and applications therefor, and all material unregistered Acquired Intellectual Property (other than Acquired Intellectual Property constituting Intellectual Property pursuant to clauses (d) and (e) of the definition of Intellectual Property). The Divested Companies or the Asset Seller are the sole owners of all right, title and interest in and to all of the Acquired Intellectual Property, free and clear of all Encumbrances, exclusive licenses granted to third parties, and non-exclusive licenses not granted in the ordinary course of business, and other encumbrances, other than Permitted Encumbrances and Encumbrances under the Credit Agreement. The registered Acquired Intellectual Property used in the Business as currently conducted is valid, subsisting, and enforceable. All governmental fees associated with the registered forms of the Acquired Intellectual Property and due as of the Execution Date have been paid in full, and all necessary documents and certificates in connection with such Acquired Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Acquired Intellectual Property. Each item of Acquired Intellectual Property used in the Business as currently conducted will continue to be owned by or licensed to the Asset Buyer or applicable Divested Company, on identical terms and conditions immediately following the consummation of the transactions contemplated by this Agreement, as are in effect immediately prior to such consummation.
(b)    Except as set forth on Schedule 3.13(b), neither the Divested Companies nor the Asset Seller have, other than through shrink wrap or click wrap software licenses, licensed any material Intellectual Property from any Person, nor have the Divested Companies or the Asset Seller granted any license or other right that does or that will, subsequent to the Closing, permit or enable anyone other than the Buyers (or their respective designee(s)) to use any of the Acquired Intellectual Property. No current or former director, officer or employee of the Company or any of its Affiliates will, after giving effect to each of the transactions contemplated by this Agreement, own or retain any ownership rights in or to, or have the right to receive any royalty or other payment with respect to, any Acquired Intellectual Property.
(c)    There are no pending suits, actions, claims, proceedings or investigations alleging that the Company or any of its Affiliates is infringing, misappropriating, diluting or otherwise violating any Intellectual Property of a Person or that seek to limit or challenge the validity, enforceability, ownership or use of the Acquired Intellectual Property. Since January 1, 2016, none of the Company or any of its Affiliates have received any written claim, “cease and desist” letter, or like notice of any claim and, to the Knowledge of the Company, there is no threatened claim, against the Company or any of its Affiliates asserting that any of the Acquired Intellectual Property infringes upon or otherwise conflicts with the Intellectual Property of any Person, nor have the Company or any of its Affiliates given any written notice to any Person asserting infringement by such Person of any of the Acquired Intellectual Property. To the Knowledge of the Company, none of the Divested Companies nor the Asset Seller, nor the Business as currently or previously conducted, has infringed, misappropriated, diluted or otherwise violated the Intellectual Property of any Person. To the Knowledge of the Company, no Person is engaging in any activity or business that infringes upon, dilutes, or otherwise violates the Acquired Intellectual Property or misappropriates the trade secrets or confidential information of the Divested Companies or the Asset Seller.
(d)    All employees, contractors and agents of the Company and its Affiliates involved in the conception, development, authoring, creation or reduction to practice of any material Acquired Intellectual Property have executed agreements that assign such Intellectual Property to the Divested Companies or the Asset Seller and confidentiality agreements, and the Company has provided copies of the forms of such agreements to the Buyers. The Company and its Affiliates have taken reasonable measures to protect the confidentiality of trade secrets and confidential information used in the Business.
(e)    Except for IT Systems to be provided by TriMas Corporation under the Transition Services Agreement, the Divested Companies or the Asset Seller own, lease or license IT Systems of a sufficient quantity and size to operate the Business as currently conducted. The Divested Companies or the Asset Seller have taken commercially reasonable steps to provide for the back-up and recovery of data and information, have commercially reasonable disaster recovery plans, procedures and facilities, and, as applicable, have taken commercially reasonable steps to implement such plans and procedures. To the Knowledge of the Company, the computer systems do not contain any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” (as these terms are commonly used in the computer software industry), or other software routines or hardware components intentionally designed to permit (i) unauthorized access to a computer or network, (ii) unauthorized disablement or erasure of software, hardware or data, or (iii) any other similar type of unauthorized activities. There has been no failure, material substandard performance or breach of any IT Systems that have caused any material disruption to the Business or resulted in any unauthorized disclosure of or access to any data owned, collected or controlled by the Divested Companies or the Asset Seller. The Divested Companies and the Asset Seller have taken reasonable technical, administrative, and physical measures to protect the integrity and security of the IT Systems and the data stored thereon from unauthorized use, access, or modification by third parties.
(f)    The Divested Companies and the Asset Seller have complied with all contracts, standards, privacy policies, and Laws applicable to the Divested Companies and the Asset Seller regarding the collection, use, disclosure or retention of personally identifiable information, including any such data privacy laws, industry security standards, or agreements with third parties, in every jurisdiction where (i) the Divested Companies or the Asset Seller operate or (ii) residents of such jurisdiction have provided personally identifiable information to the Divested Companies or the Asset Seller. The Divested Companies and the Asset Seller have commercially reasonable physical, technical, organizational and administrative security measures and policies in place to protect all personally identifiable information collected or possessed by it or on its behalf from and against unauthorized access, use or disclosure. Neither the Divested Companies nor the Asset Seller have provided or been legally required to provide any notices to data owners in connection with any unauthorized access, use or disclosure of personally identifiable information.
3.14    Contracts.
(a)    Schedule 3.14(a) sets forth a true, correct and complete list of all of the following Contracts to which a Divested Company or the Asset Seller is a party, by which any of them is bound or which otherwise binds any Sold Asset or asset of the Divested Companies, in each case, as of the Execution Date, other than Seller Benefit Plans (the Contracts required to be set forth on Schedule 3.14(a), collectively, the “Material Contracts”):
(i)    Contracts that can reasonably be expected to result in aggregate expenditures by or on behalf of any of the Divested Companies or the Asset Seller of more than $500,000 in any instance for the purchase or lease of materials, supplies, equipment or services for the 2019 calendar year or any future calendar year or that otherwise involves a remaining commitment to pay capital expenditures greater than $500,000 for the 2019 calendar year or any future calendar year;
(ii)    Contracts that can reasonably be expected to result in aggregate revenues for any Divested Company or the Asset Seller of more than $500,000 for the 2019 calendar year or any future calendar year prior to the expiration of such Contract;
(iii)    indentures, mortgages, loan agreements, capital leases, security agreements or other Contracts for the borrowing of money or other Debt Obligation;
(iv)    guarantees of any obligations of other Persons involving the potential expenditure by any of the Divested Companies or the Asset Seller after the Execution Date;
(v)    Contracts that restrict the Asset Seller or any Divested Company after the Execution Date from engaging in any line of business in any geographic area or competing with any Person that materially impairs the operation of the Business or granting to any Person a right of first refusal, first offer or right to purchase, any of the Assets owned by the Asset Seller or any Divested Company;
(vi)    Contracts under which (A) a Divested Company has licensed Intellectual Property that is material to the Business or involves consideration in excess of $25,000 per annum to or from any other Person (including Affiliates of the Company), other than license agreements for unmodified “off-the-shelf” software on generally standard terms and conditions involving total consideration of less than $25,000, or (B) the Asset Seller has licensed Intellectual Property constituting part of the Sold Assets that is material to the Business or involves consideration in excess of $25,000 per annum to or from any other Person (including Affiliates of the Company), other than license agreements for unmodified “off-the-shelf” software on generally standard terms and conditions involving total consideration of less than $25,000;
(vii)    partnership, limited liability company or joint venture Contracts entered into by any Divested Company or the Asset Seller;
(viii)    Contracts relating to the acquisition or sale of any business enterprise, assets or Equity Interests of any other Person involving total consideration or more than $500,000;

(ix)    Contracts listed on Schedule 3.26;
(x)    Contracts (including employment and consulting Contracts) with (A) any current or former director, officer or employee of the Asset Seller or any of the Divested Companies or (B) any current or former shareholder or holder of Options or other rights, in each case, to acquire shares of capital stock or other Equity Interests of any Divested Company;
(xi)    employment agreements, collective bargaining agreements or other Contracts providing for retention, bonus, incentive, severance, change of control or termination pay;
(xii)    Contracts involving a derivative or financial swap, exchange, commodity option or hedge;
(xiii)    Contracts (including any settlement agreement) entered into in the three years prior to the Execution Date with respect to any Proceeding;
(xiv)    Contracts providing exclusive distributor, dealer or similar rights or involving the provision of services that contains a most favored nation pricing provision;
(xv)    Government Contracts;
(xvi)    Credit Support Obligations; and
(xvii)    Contracts creating a material Encumbrance (other than a Permitted Encumbrance) on any Sold Assets or any Divested Company’s assets or properties.
(b)    True and complete copies (or, if oral, written summaries) of each of the Material Contracts have been made available to the Buyers or their respective representatives.
(c)    Each Material Contract is in full force and effect, and is a valid and binding agreement of the Asset Seller or applicable Divested Company and, to the Knowledge of the Company, each of the other parties thereto, enforceable by or against the Asset Seller or such Divested Company, and, to the Knowledge of the Company, each of such other parties thereto, in accordance with its terms, subject to the General Enforceability Exceptions. No condition exists or event has occurred that (whether with or without notice or lapse of time or both) would (i) constitute a breach or default by (A) the Asset Seller or any of the Divested Companies under any Material Contract or (B) to the Knowledge of the Company, any other party to any Material Contract or (ii) permit any other party to any such Material Contract to terminate such Material Contract. No party to a Material Contract has given written notice of or, to the Company’s Knowledge, threatened, any material dispute or any potential exercise of termination, acceleration or modification rights with respect to any of the Material Contracts. For purposes of the representations and warranties set forth in this Section 3.14(c) when made at Closing, the term “Material Contract” shall include any Contract entered into following the date of this Agreement that would have been a Material Contract had such Contract been in effect on the date of this Agreement.
3.15    Environmental Matters.
(a)    The Asset Seller, and each of the Divested Companies, is and has been for the past five years in compliance in all material respects with all Environmental Laws, and no unbudgeted capital expenditures are reasonably anticipated to be required to achieve or maintain such continued compliance with Environmental Laws over the next one-year period following the Closing for operations of the Business as conducted as of the Closing.
(b)    The Asset Seller, and each of the Divested Companies, possesses all Permits required for its operations as currently conducted under all applicable Environmental Laws and is in material compliance with the terms and conditions of such Permits.
(c)    Neither the Asset Seller nor any of the Divested Companies is subject to any pending Environmental Claim or has received written or, to the Knowledge of the Company, oral notice of any threatened Environmental Claim.
(d)    There has been no Release of any Hazardous Material at, from, in, on or under the Leased Real Property or in connection with the operation of the Business at any location that requires investigation, assessment, cleanup or remediation by the Asset Seller or the Divested Companies pursuant to any Environmental Law.
(e)    There is no Hazardous Material used, generated, treated, stored, transported, disposed of, released or handled on the Leased Real Property associated with the Business except in compliance with Environmental Laws.
(f)    The Company has furnished, and has caused its Affiliates (including the Sellers) to furnish, the Buyers with complete and accurate copies of all material environmental audits, assessments, reports and correspondence with Governmental Authorities regarding noncompliance with Environmental Laws and any actual or potential liability thereunder that have been prepared within the last five years and relate to the ownership or operation of the Business or the Leased Real Property.
3.16    Insurance. All insurance policies covering the Business or any assets, employees or operations of the Asset Seller or any Divested Company are held in the name of TriMas Corporation or the applicable Divested Company and are in full force and effect, all premiums due thereon have been paid and, where applicable, the Company or the applicable Divested Company has complied, or in the case of the Company, has caused the Divested Companies and the Asset Seller to comply, in all material respects with the provisions thereof. There is no Action or material claim pending under any such insurance policy with respect to the Business, the Sold Assets or any assets or properties of any Divested Company, and none of the Company, any Seller, any Divested Company or any Affiliate thereof has received any notice disclaiming coverage, reserving rights with respect to a particular claim or any such insurance policy in general or canceling or materially amending any such insurance policy. The Company maintains, and has maintained, since January 1, 2016, insurance programs and coverage in such amounts and against such risk as is reasonable and customary in the industry in which the Business operates. There is no default with respect to any provisions contained in any insurance policies carried by or for the benefit of the Business, the Sold Assets or any Divested Company, nor has there been any failure to give notice of or present any claim under such policies in a due a timely fashion.
3.17    Personal Property Assets.
(a)    The Asset Seller has good and valid title to, or holds by valid and existing lease or license, the Sold Assets, free and clear of all Encumbrances, except for Permitted Encumbrances and Encumbrances under the Credit Agreement.

(b)    As of the Execution Date, the Divested Companies have good title to, or hold by valid and existing lease or license, all the material tangible personal property assets reflected as assets on the Balance Sheet or acquired after the Balance Sheet Date, except with respect to assets disposed of in the ordinary course of business consistent with past practice since such date, free and clear of all Encumbrances except for Permitted Encumbrances and Encumbrances under the Credit Agreement.
3.18    Real Property.
(a)    Leased Properties. Schedule 3.18(a) sets forth all of the real property leased by the Asset Seller or a Divested Company (such leased real property, together with all buildings, structures, fixtures and improvements located thereon, collectively, the “Leased Real Property”). The Leased Real Property collectively represents all of the leases and subleases covering leased or subleased real property used or held for in, or necessary for the conduct of, the Business. Each applicable Asset Seller or Divested Company, as the case may, has a good and valid leasehold estate or interest in and to each tract or parcel of Leased Real Property, free and clear of Encumbrances (other than Permitted Encumbrances and Encumbrances under the Credit Agreement). The Company has made available to the Buyers or their respective representatives true and complete copies of the leases, subleases and Contracts covering the Leased Real Property (together with all amendments, modifications, supplements, extensions, renewals, memoranda and guaranties thereof or thereto, collectively, the “Real Property Leases,” and each, a “Real Property Lease”). With respect to each Real Property Lease:
(i)    Such Real Property Lease is valid and effective and in full force and effect in accordance with its terms, there are no existing defaults or events of default, or to the Knowledge of the Company, events which with notice or lapse of time or both would constitute material defaults, thereunder on the part of the Asset Seller or the relevant Divested Company (as applicable), and none of the foregoing have been asserted in writing;
(ii)    to the Knowledge of the Company, there is no default or claimed or purported or alleged material default on the part of any other party in the performance of any obligation to be performed or paid by such other party under any such Real Property Lease;
(iii)    no such Real Property Lease has been mortgaged, deeded in trust or encumbered by the Asset Seller or the Divested Companies, subject to Permitted Encumbrances;
(iv)    there are no pending disputes with respect to any Real Property Lease; and
(v)    neither the Asset Seller nor any Divested Company has subleased, licensed or sublicensed, or otherwise granted any Person the right to use or occupy, any Leased Real Property, subject to Permitted Encumbrances.
(b)    Improvements. Except as set forth on Schedule 3.18(b), all buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof located on any Leased Real Property are in good condition and repair (subject to normal wear and tear) sufficient for the operation of the Business as currently conducted thereon.
(c)    No Other Leased Real Property. Other than the Leased Real Property, none of the Divested Companies or the Asset Seller lease or otherwise use any real property.

(d)    No Owned Properties. None of the Divested Companies or the Asset Seller own any real property.
3.19    Customers and Suppliers.
(a)    Set forth on Schedule 3.19(a) are the 20 largest customers of the Business, by dollar volume, for the 12-month periods ended December 31, 2018 and December 31, 2017 (collectively, the “Major Customers”), and set forth opposite the name of each Major Customer is the dollar amount of sales attributable to such customer for such period. None of the Company, the Sellers, the Divested Companies, or any of their respective Affiliates has received notice of any material dispute with respect to the Business with any Major Customer. Since January 1, 2017, (i) no Major Customer has terminated or materially reduced or changed the pricing, scope, regularity or other terms of its business with respect to the Business or (ii) notified the Asset Seller or any Divested Company that it intends to terminate or materially reduce or change the pricing, scope, regularity or other terms of its business with respect to the Business.
(b)    Set forth on Schedule 3.19(b) are the 20 largest suppliers of the Business, by dollar volume, for the 12-month periods ended December 31, 2018 and December 31, 2017 (collectively, the “Major Suppliers”). None of the Company, the Sellers, the Divested Companies, nor any of their respective Affiliates has received notice of any material dispute with respect to the Business with any supplier identified on Schedule 3.19(b). Since January 1, 2017, (i) no Major Supplier has terminated or materially reduced or changed the pricing, scope, regularity or other terms of its business with respect to the Business or (ii) notified the Asset Seller or any Divested Company that it intends to terminate or materially reduce or change the pricing, scope, regularity or other terms of its business with respect to the Business.
3.20    Compliance with Anti-Corruption Laws.
(a)    None of the Company, its Affiliates or any of their respective officers, directors, employees, or, to the Company’s Knowledge, any agents or representatives acting on behalf of the Divested Companies, in connection with the ownership or operation of the Divested Companies, the Sold Assets or the Business, have during the past five years, directly or indirectly, taken any action that would violate any applicable Anti-Corruption Laws. Specifically, none of the Asset Seller, the Divested Companies or any of their respective officers, directors, employees, or, to the Company’s Knowledge, any of their agents or representatives acting on behalf of the Company, in connection with the ownership or operation of the Sold Assets or the Business, have made, offered or authorized the making or offering, directly or indirectly through any Person, anything of value to any official, employee or representative of any Governmental Authority or of any entity owned, operated, or controlled by any Governmental Authority, or to any political party, party official, or candidate for political office, for the purpose of obtaining or retaining business, or to otherwise gain some improper advantage in violation of applicable Anti-Corruption Laws.
(b)    The Company and its Affiliates have maintained books and records that fairly and accurately reflect all transactions relating to the operation of the Sold Assets and the Business, and have implemented policies, procedures and controls, including providing anti-corruption training to relevant officers, directors, and employees, which are designed to promote, and which are reasonably expected to promote, compliance with all applicable Anti-Corruption Laws.

3.21    Export Controls and Economic Sanctions.
(a)    None of the Company, its Affiliates or any of their respective officers, directors, employees, or, to the Company’s Knowledge, any of their agents or representatives acting on behalf of the Divested Companies, in connection with the ownership or operation of the Sold Assets or the Business, have during the past five years, directly or indirectly, taken any action that would violate any applicable export control or economic sanctions laws, regulations or Executive Orders of the United States, including the Arms Export Control Act (22 U.S.C. § 2751, et seq.), the International Traffic in Arms Regulations (22 C.F.R. Parts 120-130), the Export Control Reform Act of 2018 (50 U.S.C. Chapter 58), the Export Administration Regulations (15 C.F.R. Parts 730-774), and regulations promulgated by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) (31 C.F.R. Parts 500-599) and corresponding enabling statutes, including the International Emergency Economic Powers Act (50 U.S.C. Chapter 35) and the Trading With the Enemy Act (50 U.S.C. Chapter 53) and any similar export control or economic sanctions laws of any country in which the Asset Seller or any Divested Company has conducted business.
(b)    Neither the Company, nor its Affiliates, nor any of their respective officers, directors, employees, or, the Company’s Knowledge, any of their agents or representatives acting on behalf of the Divested Companies, is, or is owned 50% or more in the aggregate by anyone that is, (i) listed on the List of Specially Designated Nationals and Blocked Persons of OFAC or any other list of persons subject to economic sanctions or export restrictions maintained by the U.S. Departments of the Treasury, Commerce or State (including the Foreign Sanctions Evaders List or the Sectoral Sanctions Identifications List, each of which is administered and maintained by OFAC; the Denied Persons, Entity or Unverified Lists of the Bureau of Industry and Security; the Debarred List of the Directorate of Defense Trade Controls; and any list of sanctioned persons administered and maintained by the U.S. Department of State relating to nonproliferation, terrorism, Iran or Russia) or (ii) located, organized or residing in a country or territory that is the subject or target of any comprehensive U.S. trade embargo, including Cuba, Iran, North Korea, Syria or the Crimea Region of Ukraine.
3.22    Bankruptcy. There are no bankruptcy, insolvency, reorganization, legal causes for dissolution or receivership proceedings pending against, being contemplated by, or threatened against the Asset Seller, the Equity Sellers or any of the Divested Companies.
3.23    Accounts Receivable. The accounts and commissions receivable of the Business reflected in the Financial Information, or to be reflected in the calculation of Working Capital, constitutes, on a collective basis, genuine, valid and legally enforceable indebtedness of account debtors (subject only to the General Enforceability Exceptions) arising from bona fide transactions for goods sold or services performed in the ordinary course of business. Appropriate reserves against the accounts receivable are reflected in the Balance Sheet.
3.24    Inventory. The Company owns its inventory free and clear of all Encumbrances (other than Permitted Encumbrances) and acquired such inventory for sale in the ordinary course of business. Such inventory items are, in all material respects, in good and saleable condition. Provision has been made for any slow moving, damaged or obsolete inventory, and is reflected in reserves set forth in the Balance Sheet.
3.25    Operating Areas. Except as set forth on Schedule 3.25, none of the Asset Seller or the Divested Companies owns or leases any material assets, or employs any Person, in any jurisdictions other than the United States, Canada, Belgium, Spain, Singapore and Thailand. None of the Divested Companies own any assets or have any liabilities unrelated to the Business.
3.26    Affiliate Transactions. Except as set forth on Schedule 3.26, none of the Company, its Affiliates or any officer, director or employee thereof or any individual related by marriage or adoption to any such individual or any entity in which any such Person owns any material beneficial interest, is a party to any Contract with the Asset Seller or any Divested Company or has any interest in any of the Sold Assets or in any of the Divested Companies or their respective assets.
3.27    No Brokers’ or Other Fees. Except for Bank of America Merrill Lynch, whose fees and expenses will be paid by the Company, no Person has acted, directly or indirectly, as a broker, finder, financial advisor or investment banker for the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.
3.28    Transaction Expenses. As of the Closing, none of the Asset Seller, the Divested Companies or the Buyers (or the Buyer’s respective Affiliates) will have any liability for any Transaction Expenses.
3.29    Credit Support Obligations. Schedule 3.29 sets forth all letters of credit, guarantees, surety bonds and other credit support instruments issued by the Company or by any of its Affiliates (other than Divested Companies) in respect of obligations of the Business, the Divested Companies, the Sold Assets, or the Assumed Liabilities (collectively, the “Credit Support Obligations”). True, correct and complete copies of all Credit Support Obligations have been provided to the Buyers.
3.30    Shutdown Costs. As of the date of this Agreement, the Company’s estimate of the aggregate cash costs reasonably likely to be incurred in ceasing operations in Belgium and Spain is approximately $2,000,000.
3.31    No Other Representations or Warranties. Except for the representations and warranties of the Company expressly contained in this Article III (as modified by the Disclosure Schedules), none of the Company, any Affiliate of the Company, any of their respective officers, directors, employees, agents or representatives, or any other Person are making or have made any representation or warranty of any sort to or for the benefit of the Buyer, any Affiliate of the Buyer, any of their respective officers, directors, employees, agents or representatives, or any other Person, whether oral or written, express or implied (including any implied warranty of merchantability or of fitness for a particular purpose), including with respect to the Company, the Sellers, the Business, the Sold Assets, the Divested Companies, the Shares, the Assumed Liabilities and the transactions contemplated by this Agreement, and each of the Company and the Sellers expressly disclaim any other representations or warranties. Except for the specific representations and warranties expressly made by the Company contained in this Article III (as modified by the Disclosure Schedules), each of the Company and the Sellers (a) hereby expressly disclaims any representation or warranty, express or implied, at Law or in equity, at common law, by statute or otherwise relating to (i) the condition of the Sold Assets (including any implied or express warranty of merchantability or fitness for a particular purpose, or of conformity to models or samples of materials) and (ii) the assets, liabilities, operations, prospects or condition of the Business, and (b) hereby expressly disclaims all liability and responsibility for any representation, warranty, statement or information made, communicated or furnished (orally or in writing) to the Buyer or its Affiliates or representatives

(including any opinion, information or advice that may have been or may be provided to the Buyer by any director, officer, employee, agent, consultant or representative of the Company, or any of its Affiliates). The Company makes no representations or warranties to the Buyer regarding the probable success or profitability of the Business. The Parties hereby expressly exclude the applicability of Title 1 book 7 of the Dutch Civil Code.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE BUYERS
Each Buyer hereby, jointly and severally, represents and warrants to the Company as of the Execution Date and the Closing Date (except to the extent a specific date is referenced, in which case each Buyer represents and warrants to the Company as of such date) as follows:
4.1    Organization. Such Buyer and its designee(s) is a limited liability company, corporation or company, as applicable, duly incorporated, formed or organized, as applicable, validly existing and (to the extent any such jurisdiction recognizes the concept of good standing) in good standing under the Laws of its jurisdiction of incorporation, formation or organization, as applicable. Such Buyer and each of its designee(s) has all requisite power and authority to own, lease and operate its assets and to carry on its business as now being conducted and is duly qualified or licensed to do business and (to the extent any such jurisdiction recognizes the concept of good standing) is in good standing in the jurisdictions (whether federal, state, local or foreign) in which the ownership of its property or the conduct of its business requires such qualification or license, except where the failure to be so qualified or licensed would not reasonably be expected, individually or in the aggregate, to have a material adverse effect on the ability of such Buyer or its designee(s) to consummate the transactions contemplated by this Agreement.
4.2    Authorization; Enforceability. Such Buyer and each of its designee(s) has all requisite power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is or will be a party and perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and such Ancillary Agreements by such Buyer and its designee(s), as applicable, and the performance by each of them of their respective obligations hereunder and thereunder, have been duly authorized by all necessary action on the part of such Buyer and its designee(s), as applicable. This Agreement has been, and each of the Ancillary Agreements to which such Buyer is a party will be, at or prior to the Closing, duly executed and delivered by such Buyer and, assuming due authorization, execution and delivery by the Company, the Sellers party thereto or any of their respective Affiliates, as applicable, this Agreement constitutes, and each of the Ancillary Agreements will constitute, a valid and binding agreement of such Buyer, enforceable against such Buyer in accordance with its or their respective terms, subject to the General Enforceability Exceptions.
4.3    No Approvals or Conflicts. The execution, delivery and performance by such Buyer and its designee(s) of this Agreement and the Ancillary Agreements to which they are or will be a party and the consummation by such Buyer and its designee(s) of the transactions contemplated hereby and thereby do not and will not (a) violate, conflict with or result in a breach by any of such Buyer or its designee(s) of their respective organizational documents (including its certificate of incorporation, by-laws or similar documents), (b) violate, conflict with or result in a breach of, or constitute a default by any of such Buyer or its designee(s) (or create an event which, with notice or lapse of time or both, would constitute a default) or give rise to any payment or other penalty or any right of termination, cancellation or acceleration under, or result in the creation of any Encumbrance upon any of the properties of such Buyer or its designee(s) under, any note, bond, mortgage, indenture, deed of trust, license, franchise, Permit, lease, Contract, agreement or other instrument to which any of such Buyer or its designee(s) or any of their respective properties may be bound, (c) violate or result in a breach of any Governmental Order or Law applicable to any of such Buyer or its designee(s) or any of their respective properties or (d) except for applicable requirements of the HSR Act or any other applicable antitrust, competition or investment Law or filings under the Investment Canada Act, require any order, consent, approval or authorization of, or notice to, or declaration, filing, application, qualification or registration with, any Person (including any Governmental Authority), except, with respect to the foregoing clauses (b), (c) and (d) above, as would not have a material adverse effect on the ability of such Buyer or its designee(s) to consummate the transactions contemplated by this Agreement.
4.4    Proceedings. There are no Proceedings pending or, to the Knowledge of the Buyers, threatened against such Buyer or its designee(s) that would have a material adverse effect on the ability of such Buyer or its designee(s) to consummate the transactions contemplated by this Agreement. Neither such Buyer nor its designee(s) is subject to any Governmental Order that would have a material adverse effect on the ability of such Buyer or its designee(s) to consummate the transactions contemplated by this Agreement.
4.5    Compliance with Laws; Permits. Neither such Buyer nor its designee(s) is in violation of any Governmental Order or Law applicable to them or any of their respective properties, except where noncompliance would not have a material adverse effect on the ability of such Buyer or its designee(s) to consummate the transactions contemplated by this Agreement. Such Buyer and its designee(s) have all Permits necessary to conduct their business as currently conducted, except where the failure to have such Permits would not have a material adverse effect on the ability of such Buyer or its designee(s) to consummate the transactions contemplated by this Agreement.
4.6    Financing.
(a)    As of the Execution Date, the Buyers have received an executed commitment letter dated as of the Execution Date (the “Debt Commitment Letter”) from the lenders party thereto (collectively, the “Lenders”) pursuant to which the Lenders have agreed, subject to the terms and conditions thereof, to provide debt financing in the amounts set forth therein (the “Debt Financing”) for the purposes of funding the Purchase Price and related fees and expenses required to be paid by the Buyers in connection with the transactions contemplated by this Agreement, including in connection with the Financing, on the Closing Date. The Buyers have received an executed equity commitment letter, dated as of the Execution Date (the “Equity Commitment Letter” and, together with the Debt Commitment Letter, the “Commitment Letters”) from First Reserve Fund XIV, L.P., a Cayman Islands exempted limited partnership (the “Equity Investor”), pursuant to which the Equity Investor has agreed, subject to the terms and conditions thereof, to invest in the Buyers the amount set forth therein (the “Equity Financing”). The Equity Commitment Letter provides that the Company is a third-party beneficiary thereof and is entitled to enforce such agreement, subject to the terms of the Equity Commitment Letter. The Debt Financing pursuant to the Debt Commitment Letter and the Equity Financing pursuant to the Equity Commitment Letter are collectively referred to in this Agreement as the “Financing.” The Buyers have delivered to the Company complete and correct copies of the executed Commitment Letters and the fee letter referenced in the Debt Commitment Letter (the “Fee Letter”) (provided, that the Fee Letter has been redacted in a customary manner, including, with respect to fee amounts, pricing caps, time periods, the rates and economic terms and “market flex” provisions therein).
(b)    Except as expressly set forth in the Commitment Letters and the Fee Letter, as of the Execution Date, there are no conditions precedent to the obligations of the Lenders and the Equity Investors to provide the Financing or any contractual contingencies that would permit the Lenders or the Equity Investors to reduce the total amount of the Financing in a manner that would result in the Buyers being unable to consummate the transactions contemplated by this Agreement. Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, the satisfaction of the conditions to Closing set forth in Article VII and the performance by the Company of its other obligations in this Agreement, as of the Execution Date, the Buyers do not have any reason to reasonably believe that they will be unable to satisfy all terms and conditions to be satisfied by it in any of the Commitment Letters on or prior to the Closing Date.
(c)    Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement and the performance by the Company of its other obligations in this Agreement, the Financing, when funded in accordance with the Commitment Letters, shall provide the Buyers with cash proceeds on the Closing Date sufficient for the satisfaction of all of the Buyers’ obligations to pay (i) the Purchase Price and (ii) any fees and expenses of or payable by the Buyers under this Agreement and under the Commitment Letters and due on the Closing Date.
(d)    As of the Execution Date, the Commitment Letters are valid and binding obligations in full force and effect of the Buyers and, to the Knowledge of the Buyers, of each of the other parties thereto, except to the extent limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar Laws relating to or affecting the rights of creditors generally, or by general equitable principles. As of the Execution Date, no event has occurred that, with or without notice, lapse of time, or both, would reasonably be expected to constitute a material failure to satisfy a condition precedent on the part of the Buyers under the terms and conditions of the Commitment Letters. The Buyers have paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Letters on or before the Execution Date. Except as otherwise disclosed to the Company, none of the Commitment Letters has been modified or amended, as of the Execution Date (provided, that that the existence or exercise of “market flex” provisions contained in the Fee Letter shall not be deemed to constitute a modification or amendment of the Debt Commitment Letter). As of the Execution Date, to the Knowledge of the Buyers, none of the commitments under any of the Commitment Letters has been withdrawn or rescinded in any respect.
4.7    Solvency. Immediately after giving effect to the consummation of the transactions contemplated by this Agreement (including the Financing): (i) the fair saleable value (determined on a going concern basis) of the assets of the Buyers shall be greater than the total amount of their Liabilities (including all Liabilities, whether or not reflected in a balance sheet prepared in accordance with GAAP) (ii) the Buyers shall be able to pay their debts and obligations in the ordinary course of business as they become due; and (iii) the Buyers shall have adequate capital to carry on their businesses and all businesses in which they are about to engage.
4.8    Limited Guaranty. Concurrently with the execution of this Agreement, the Buyers have delivered to the Company the Limited Guarantee executed by the Equity Investor (the

“Limited Guarantee”), pursuant to which, and subject to the terms and conditions of which, the Equity Investor has guaranteed certain obligations of the Buyers under this Agreement. The Limited Guarantee is in full force and effect and is a valid and binding obligation of the Equity Investor, enforceable against the Equity Investor in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar Laws relating to or affecting the rights of creditors generally, or by general equitable principles, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of the Equity Investor under the Limited Guarantee.
4.9    No Brokers’ or Other Fees. Except as set forth on Schedule 4.9, whose fees and expenses will be paid by the Buyers, no Person has acted, directly or indirectly, as a broker, finder, financial advisor or investment banker for the Buyers or their respective designee(s) in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.
4.10    Condition of the Business. Such Buyer acknowledges and agrees that (a) the Company and its Affiliates have not made and are not making any representations or warranties whatsoever, express or implied, at Law or in equity, beyond those expressly given by the Company in Article III (as modified by the Disclosure Schedules) and in the certificate delivered pursuant to Section 7.3, (b) except for the representations and warranties of the Company expressly contained in Article III (as modified by the Disclosure Schedules) and in the certificate delivered pursuant to Section 7.3, and the representations and warranties of the Company or its Affiliates in any Ancillary Agreement, as applicable, the Sold Assets, the Shares and the Business are being transferred on a “where is” and, as to condition, “as is” basis, and (c) no officer, director, employee, agent or representative of the Company or any of its Affiliates has any authority, express or implied, to make any representations or warranties not specifically set forth in Article III (as modified by the Disclosure Schedules), in the certificate delivered pursuant to Section 7.3 or in any Ancillary Agreement. Except for the representations and warranties of the Company expressly contained in Article III (as modified by the Disclosure Schedules) and in the certificate delivered pursuant to Section 7.3, and the representations and warranties of the Company or its Affiliates in any Ancillary Agreement, as applicable, (x) such Buyer specifically disclaims, for itself and on behalf of its Affiliates any obligation or duty by the Company to make any disclosures of facts not required to be disclosed pursuant to the specific representations and warranties set forth in Article III, and (y) such Buyer is executing and delivering this Agreement and consummating the transactions contemplated hereby subject only to the specific representations and warranties set forth in Article III, in the certificate delivered pursuant to Section 7.3 and in any Ancillary Agreement, as further limited by the specifically bargained‑for exclusive remedies as set forth herein. Any claims such Buyer may have for breach of representation or warranty shall be based solely on the representations and warranties of the Company expressly set forth in Article III (as modified by the Disclosure Schedules) and in the certificate delivered pursuant to Section 7.3, and the representations and warranties of the Company or its Affiliates in any Ancillary Agreement, as applicable. Such Buyer further represents that neither the Company nor any of its Affiliates, nor any of their respective officers, directors, employees, agents or representatives nor any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding any of the Company, the Business or the transactions contemplated by this Agreement not expressly set forth in Article III (as modified by the Disclosure Schedules), in the certificate delivered pursuant to Section 7.3 or in any Ancillary Agreement, and none of the Company, any of its Affiliates, any of their respective officers, directors, employees, agents or representatives or any other Person will have or be subject to any liability to such Buyer, any Affiliate of such Buyer, any of their respective officers, directors, employees, agents or representatives or any other Person resulting from the distribution to such Buyer (or its Affiliates) or its representatives, or such Buyer’s use of, any such information, including any confidential memoranda distributed on behalf of the Company relating to the Business or other publications, projections, data room or virtual data room information provided to such Buyer (or its Affiliates) or its representatives, or any other document or information in any form provided to such Buyer (or its Affiliates) or its representatives, including management presentations, in connection with the sale of the Shares and the Sold Assets, the transactions contemplated hereby and in respect of any other matter or thing whatsoever. Except for the representations and warranties of the Company expressly contained in Article III (as modified by the Disclosure Schedules) and in the certificate delivered pursuant to Section 7.3, and the representations and warranties of the Company or its Affiliates in any Ancillary Agreement, as applicable, such Buyer acknowledges that it has conducted to its satisfaction its own independent investigation of the Business and, in making the determination to proceed with the transactions contemplated by this Agreement, such Buyer has relied on the results of its own independent investigation. The Parties hereby expressly exclude the applicability of Title 1 book 7 of the Dutch Civil Code.
4.11    No Other Representations or Warranties. Notwithstanding anything to the contrary in this Agreement, except for (a) the representations and warranties of such Buyer expressly contained in this Article IV (as modified by the Disclosure Schedules) and in the certificate delivered by such Buyer pursuant to Section 6.3, and (b) the representations and warranties of such Buyer or its Affiliates in any Ancillary Agreement, as applicable, (i) such Buyer is not making and has not made any representation or warranty of any sort to or for the benefit of the Company, any Seller, any of their respective Affiliates, any of their respective officers, directors, employees, agents or representatives, or any other Person, whether oral or written, express or implied (including any implied warranty of merchantability or of fitness for a particular purpose), with respect to its business and the transactions contemplated by this Agreement, (ii) such Buyer expressly disclaims any such other representations or warranties and (iii) such Buyer hereby expressly disclaims all liability and responsibility for any representation, warranty, statement or information made, communicated or furnished (orally or in writing) to the Company, any Seller or their respective Affiliates or representatives (including any opinion, information or advice that may have been or may be provided to any such Persons by any director, officer, employee, agent, consultant or representative of such Buyer or any of its Affiliates).
ARTICLE V
COVENANTS AND AGREEMENTS
5.1    Conduct of Business Prior to the Closing. Without the prior written consent of the Buyers (which shall not be unreasonably withheld, conditioned or delayed), except as expressly required or permitted by this Agreement or as disclosed on Schedule 5.1, from and after the Execution Date until the Closing (the “Interim Period”), the Company shall cause the Divested Companies and the Asset Seller to (x) conduct the operations of the Business in the ordinary course consistent with past practice, (y) use commercially reasonable efforts to maintain satisfactory relationships with all suppliers, customers and others having material business relationships with the Business and (z) use commercially reasonable efforts to (1) maintain in effect all Permits necessary for the conduct of the Business and all insurance policies covering the Business or any assets, employees or operations of the Asset Seller or any Divested Company, and (2) amend the Articles of Association of Lamons Belgium to remove Article 10 of such Articles of Association. Without limiting the generality of the foregoing, except as expressly required or permitted by this Agreement and except as set forth on Schedule 5.1, the Company shall cause the Divested

Companies, the Asset Seller and their respective Affiliates with respect to the Business not to do any of the following without the prior written consent of the Buyers, which consent shall not be unreasonably withheld, conditioned or delayed:
(a)    issue, sell, repurchase or grant any Equity Interests of the Asset Seller or any Divested Company or grant or make any Option or agreement of any character in respect of such Equity Interests;
(b)    sell or otherwise dispose of any Sold Assets or assets or properties of a Divested Company having a value, individually or in the aggregate, in excess of $200,000, excluding sales of inventory in the ordinary course of business consistent with past practice;
(c)    acquire any assets having a value, individually or in the aggregate, in excess of $200,000, excluding (i) acquisitions of inventory in the ordinary course of business consistent with past practice and (ii) capital commitments or expenditures permitted by clause (e) below;
(d)    merge or consolidate with any Person, or effect any recapitalization, reclassification, Equity Interest split, combination or similar change in the capitalization of any Divested Company;
(e)    make any capital commitments or expenditures, individually or in the aggregate, in excess of $200,000;
(f)    (i) in the case of the Divested Companies, incur, assume or guarantee any Debt Obligation, (ii) in the case of the Asset Seller, incur, assume or guarantee any Debt Obligation that would become an Assumed Liability or (iii) in the case of the Divested Companies, make any loans to or invest in any Person;
(g)    incur any Encumbrance on any assets of any Divested Company or any Sold Asset, in each case, other than Permitted Encumbrances;
(h)    increase the base salary or hourly wage rate of employees of the Business (including Active Employees) other than (i) in the ordinary course of business consistent with past practice, (ii) as required by any Contract in effect as of the Execution Date or (iii) as required by applicable Law;
(i)    incur any Encumbrance on any of the Shares, other than Encumbrances arising from restrictions on sale, assignment or transfer of shares of capital stock under applicable Law;
(j)    (i) make any material change in the accounting methods or practices followed by any Divested Company or any Affiliate thereof with respect to the Business (other than such changes required by applicable Law or GAAP) or (ii) waive, impair or write down any receivable other than in the ordinary course of business consistent with past practice;
(k)    enter into any Contract that restricts or will restrict any Divested Company or the Business after the Execution Date from engaging in any line of business in any geographic area or competing with any Person;
(l)    enter into any partnership, limited liability company or joint venture Contract;

(m)    enter into or amend any collective bargaining Contracts or other contract with a labor union, trade union, works council, or representative of Active Employees;
(n)    (i) make any settlement or compromise any material Tax liability with respect to any Divested Company or any Affiliate thereof or with respect to the Sold Assets solely with respect to any Asset Tax, change any material Tax election or Tax method of accounting with respect to any Divested Company or any Affiliate thereof or with respect to the Sold Assets solely with respect to any Asset Tax or make any new Tax election or adopt any new Tax method of accounting, in each case, other than any settlement, compromise, change, method made in the ordinary course of business with respect to any Divested Company or any Affiliate thereof or with respect to the Sold Assets solely with respect to any Asset Tax, (ii) surrender any right to claim a refund of Taxes with respect to any Divested Company or any Affiliate thereof or with respect to the Sold Assets solely with respect to any Asset Tax or (iii) consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment with respect to any Divested Company or any Affiliate thereof or with respect to the Sold Assets solely with respect to any Asset Tax;
(o)    other than in the ordinary course of business, transfer the employment of any Active Employee, terminate the employment (other than for cause) of any Active Employee or hire any individual who would be an Active Employee (other than any hiring necessary to replace an Active Employee whose employment has terminated and on terms no more favorable to such newly hired individual as those provided to the individual whose employment terminated);
(p)    other than (i) in the ordinary course of business consistent with past practice, (ii) as expressly required by any Material Contract in effect as of the Execution Date or (iii) as required by applicable Law, adopt, terminate, or amend any material employment Contract or Seller Benefit Plan or any other employee benefit or compensation plan, program, policy, Contract or arrangement that, in either case, would result in increased costs to any Divested Company, any Buyer or any of their respective Affiliates after the Closing;
(q)    amend any organizational documents of any Divested Company;
(r)    compromise or settle any material claim or Action with respect to any Sold Assets or any assets or properties of any Divested Company;
(s)    sell, transfer, assign, exclusively license, abandon, permit to lapse or otherwise dispose of any Acquired Intellectual Property other than in the ordinary course of business consistent with past practice;
(t)    enter into any Contract that, if in effect as of the Execution Date, would be a Material Contract, or any Real Property Lease, or terminate (other than as a result of expiration in accordance with its terms), waive the performance of any obligation under or amend any Material Contract or Real Property Lease, in each, case, except in the ordinary course of business consistent with past practice;
(u)    liquidate, dissolve or otherwise wind up the affairs of the Asset Seller or any Divested Company; or
(v)    agree or commit to do any of the foregoing.

5.2    Access; Preservation of Books and Records.
(a)    During the Interim Period, upon reasonable prior written notice, the Company shall, and shall cause its Affiliates to provide the Buyers and their respective representatives reasonable access, during normal business hours, to the properties, personnel and the books and records of the Company and its Affiliates to the extent related to Business, the Sold Assets, the assets and properties of the Divested Companies, or the Assumed Liabilities, in each case, solely for the purpose of consummating the transaction contemplated by this Agreement or preparing for the operations of or financial reporting with respect to the Business from and after the Closing; provided, however, that (i) all access shall be at the Buyer’s sole cost and expense, (ii) in no event shall the Company be obligated to provide any bids, the identity of any bidder, confidentiality or non-disclosure agreements, letters of intent, expressions of interest or other proposals received in connection with transactions comparable to those contemplated by this Agreement or any information or analysis relating to any such communications, (iii) prior to the Closing, the Buyers shall not undertake, or permit or cause any Person to undertake, the taking of soil, groundwater, surface water, soil gas, air or building material samples or other invasive testing on any Leased Real Property, and (iv) such investigation shall not unreasonably interfere with any of the businesses or operations of the Company, the Sellers or their Affiliates; and (v) neither the Company nor any of its Affiliates shall be required to provide (or cause to be provided) access to or to disclose (or cause to be disclosed) information that (A) based on the advice of their respective legal counsel, is subject to an attorney-client privilege or an attorney work-product privilege, (B) their respective legal counsel reasonably concludes would give rise to antitrust or competition Law issues or would contravene any applicable Law or contractual confidentiality obligation or (C) their respective legal counsel reasonably concludes would give rise to antitrust or competition Law issues or would contravene any applicable Law, provided, however, that in the case of the foregoing clauses (A), (B) or (C), the Company shall provide notice to the Buyers that such information is being withheld and the Buyers and the Company shall, and shall cause its Affiliates to, reasonably cooperate to seek an appropriate remedy to permit the access contemplated hereby.
(b)    For a period of six years following the Closing Date (or such longer periods as may be required by applicable Law), the Buyers agree that they shall, and shall cause their respective Affiliates to, preserve and keep all pre-Closing records of the Asset Seller and the Divested Companies in its or their possession, as applicable, and the Company and its Affiliates agree to preserve the records held by them relating to the Business. The Buyers and the Company agree that each shall make, or cause their respective Affiliates to make, such records and personnel available to the other and its or their respective Affiliates, at such Party’s expense and during normal business hours, as may be reasonably required in connection with, among other things, pursuing or defending any insurance claims by, legal proceedings against (other than legal proceedings by the Buyers or any of their respective Affiliates against the Company or any of its Affiliates or vice versa) or governmental investigations involving, the Buyers or the Company or any of their respective Affiliates, or in order to enable the Buyers or the Company or any of their respective Affiliates to comply with their respective obligations under this Agreement and the Ancillary Agreements; provided, however, the Parties and their respective Affiliates shall not be required to provide (or cause to be provided) access to or to disclose (or cause to be disclosed) information that (i) based on the advice of their respective legal counsel, is subject to an attorney-client privilege or an attorney work-product privilege, (ii) their respective legal counsel reasonably concludes would give rise to antitrust or competition Law issues or would contravene any applicable Law or contractual confidentiality obligation or  (iii) their respective legal counsel reasonably concludes would give rise to antitrust or competition Law issues or would contravene any applicable Law, provided, however, that in the case of the foregoing clauses (i), (ii) or (iii), the withholding Party shall provide notice to the other Party that such information is being withheld and the Parties shall, and shall cause its Affiliates to, reasonably cooperate to seek an appropriate remedy to permit the access contemplated hereby. If the Buyers or the Company or any of their respective Affiliates wish to destroy (or permit to be destroyed) any such records prior to the end of the six‑year period (or such longer period as may be required by applicable Law) described above, then the destroying Party shall first give 60 days’ prior written notice to the other Party or Parties, as the case may be, and such Party or Parties will have the right, at such Party’s or Parties’ option and expense, upon prior written notice given to the destroying Party within such 60-day period, to take possession of any such records. If such Party does not retrieve the applicable records within 30 days after the date of such destruction notice, then the destroying Party may destroy (or permit to be destroyed) any such records.
5.3    Regulatory Filings; Reasonable Best Efforts.
(a)    Upon the terms and subject to the conditions set forth in this Agreement, each Party shall (and to the extent applicable, shall cause their respective Affiliates to) use its reasonable best efforts to take, or cause to be taken, all actions, to do, or cause to be done, and to assist and cooperate with the Party in doing, all things necessary, proper or advisable to consummate and make effective, as promptly as practicable, the transactions contemplated hereby in accordance with the terms of this Agreement, including: (i) the obtaining of all necessary approvals under any applicable Laws required in connection with this Agreement and the transactions contemplated hereby; (ii) the obtaining of all necessary actions or non-actions, waivers, consents, approvals and authorizations from Governmental Authorities and the making of all necessary registrations and filings (including filings with Governmental Authorities) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid a Proceeding by, any Governmental Authority; (iii) the obtaining of all necessary waivers, consents, approvals and authorizations from, and making any required notices to, any third party; and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated hereby in accordance with the terms of this Agreement and to fully carry out the purposes of this Agreement. Unless otherwise expressly agreed herein, the Sellers or any of their respective Affiliates shall not be obligated to pay any consideration, fee or other similar payment to any third party from who consent or approval is required or requested from or by such third party in connection with the consummation of the transactions contemplated by this Agreement in order to obtain any such consent or approval. The Parties undertake and agree (and to the extent applicable, cause their Affiliates to undertake and agree) to file (A) a Notification and Report Form under the HSR Act with the FTC and the Antitrust Division within ten Business Days after the Execution Date; and (B) such other filings and applications for approvals and consents as are required under any other applicable Laws as soon as practicable. The Parties shall seek early termination of the waiting period under the HSR Act. The Company, on the one hand, and the Buyers, on the other hand, shall each bear 50% of the responsibility for all filings fees associated with filings pursuant to the HSR Act and all other antitrust and other regulatory filings, including those that may be required to be filed in any other jurisdiction.
(b)    For the avoidance of doubt, the Buyers and their respective Subsidiaries shall: (i) agree or commit to any and all divestitures, licenses or hold separate or similar arrangements with respect to its businesses, properties or assets as well as, subject to the Closing, the businesses, properties or assets of the Business, and agree or commit to any restrictions or limitations on the conduct of its businesses, as well as, subject to the Closing, on the conduct of the businesses of the Divested Companies, in each case, as a condition to obtaining any and all approvals from any Governmental Authority for any reason in order to consummate and make effective, as promptly as practicable, the transactions contemplated hereby, including taking any and all actions necessary in order to ensure that no: (A) requirement for non-action, a waiver, consent, approval or authorization of the U.S. Federal Trade Commission (the “FTC”), the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”), any authority enforcing applicable Law, any state attorney general or any other Governmental Authority; (B) Governmental Order or Proceeding; and (C) other matter relating to any applicable antitrust, competition or other applicable Law, in each case, would preclude consummation of the transactions contemplated hereby by the End Date; and (ii) agree and commit to litigate or participate in the litigation of any Proceeding involving the FTC, the Antitrust Division or any other Person, whether judicial or administrative, in order to: (1) oppose or defend against any Proceeding to prevent or enjoin the consummation of the transactions contemplated by this Agreement; or (2) overturn any Proceeding to prevent consummation of the transactions contemplated by this Agreement, including by defending any Proceeding in order to avoid the entry of, or to have vacated, overturned, terminated or appealed any Governmental Order. In addition, upon the terms and subject to the conditions herein provided and subject to the Parties’ (and to the extent applicable, their respective Affiliates’) obligations under applicable Law, prior to the expiration of the waiting period under the HSR Act or early termination thereof, neither Party shall (and each Party shall cause, to the extent applicable, their respective Affiliates not to) knowingly take, or cause to be taken, any action that would reasonably be expected to materially delay or prevent the satisfaction by the End Date of the conditions set forth in Sections 6.4, 6.5, 7.4 and 7.5.
(c)    Each Party shall and, to the extent applicable, shall cause their respective Affiliates to (i) respond as promptly as practicable to all inquiries and requests received from the FTC, the Antitrust Division, any state attorney general or any other Governmental Authority in connection with antitrust matters or applicable Laws and (ii) not extend any waiting period under the HSR Act or enter into any agreement with the FTC, the Antitrust Division, any state attorney general or any other Governmental Authority not to consummate the transactions contemplated by this Agreement, except, in each case, with the prior written consent of the other Party.
(d)    Subject to applicable Law, each Party shall, and to the extent applicable, shall cause their respective Affiliates to: (i) promptly notify the other Party or Parties of any written communication from the FTC, the Antitrust Division, any state attorney general or any other Governmental Authority concerning this Agreement or the transactions contemplated hereby and permit the other Party or Parties to review in advance any proposed communication to any of the foregoing; (ii) to the extent reasonably practicable, consult with the other Party or Parties prior to participating in any meeting, telephone call or discussion with any Governmental Authority with respect to any filing, investigation or inquiry concerning this Agreement or the transactions contemplated hereby and provide the other Party or Parties the opportunity to attend and participate in any such meeting, telephone call or discussion to the extent that such Party or Parties is or are permitted by such Governmental Authority to attend and participate; and (iii) furnish the other Party with copies of all correspondence, filings and written communications (or a reasonably detailed summary of any oral communications) between it and its representatives, on the one hand, and any Governmental Authority or members of their respective staffs, on the other hand, with respect to this Agreement or the transactions contemplated hereby and provide a reasonable opportunity to the other Party or Parties to comment on letters, presentations, whitepapers and other substantive communications to the Governmental Authority and consider, in good faith, any reasonable comments on such correspondences, filings and written communications; provided, however, that in the event of any disagreement concerning such matters contemplated by clauses (ii) and (iii), the determination of the Buyers shall be final and conclusive. The Buyers shall, on behalf of the Parties, control and lead all communications and strategy relating to the HSR Act.
(e)    Nothing in this Agreement shall impose obligations on a Party or its Affiliates to give the other Party or Parties or their counsel, accountants or other authorized representatives access to information if such access would reasonably be expected to cause such Party or any of its Affiliates to be in breach of any duty of confidence or any other duty or obligation under applicable Law (including Laws affecting privacy, personal information, competition and the collection, handling, storage, processing, use or disclosure of data).
5.4    Tax Matters; Cooperation; Preparation of Returns; Tax Elections.
(a)    The Buyers and the Company agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to any of the Sold Assets or the Divested Companies (including access to any books and records, employees, contractors and representatives) as is reasonably necessary for the filing of all Tax Returns, the making of any election related to Taxes, the preparation for or defense of any audit by any Taxing Authority and the prosecution or defense of any claim, suit or other Proceeding with respect to any Taxes relating to any of the Sold Assets, the Divested Companies, or any subsidiary of a Divested Company. Further, the Company and the Sellers shall be permitted to retain, in their discretion, copies of any such books and records relating to any of the Sold Assets or the Divested Companies as is reasonably necessary for any of such purposes as set forth above. The Buyers shall, and shall cause their respective designee(s) to, and the Company shall, and shall cause its Affiliates to, retain all books and records with respect to Taxes pertaining to the Sold Assets and the Divested Companies until the expiration of all relevant statutes of limitations (and, to the extent notified by the Buyers and the Company, any extensions thereof).
(b)    The Company shall, and shall cause its Affiliates to, prepare and timely file, or cause to be prepared and timely filed, all Tax Returns of a Consolidated Group that includes any of the Divested Companies and shall pay any and all Taxes owed with respect to such Tax Returns.
(c)    The Buyers shall prepare, or cause to be prepared, all Tax Returns required to be filed by or on behalf of the Divested Companies or with respect to the Sold Asset for any Straddle Period (“Straddle Period Tax Returns”) and all Tax Returns required to be filed by or on behalf of the Divested Companies after the Closing Date for any Pre-Closing Tax Period (“Pre-Closing Tax Returns”). The Buyers shall provide to the Company drafts of any such Straddle Period Tax Returns and Pre-Closing Tax Returns for review and reasonable comment at least 30 days prior to the due date for the filing of each such Straddle Period Tax Return and Pre-Closing Tax Return (including any applicable extensions). Not later than seven days after the Buyers have provided each such Straddle Period Tax Return and Pre-Closing Tax Return to the Company, the Company shall notify the Buyers of any reasonable comments that the Company may have to any item set forth on such draft Straddle Period Tax Return or Pre-Closing Tax Return. The Buyers shall revise any such Straddle Period Tax Return or Pre-Closing Tax Return to incorporate any reasonable comments received from the Company. If the Buyers object to any such comments that the Company may have to any item set forth on such Straddle Period Tax Return or Pre-Closing Tax Return, the Buyers shall, within seven days after delivery of such Straddle Period Tax Return or Pre-Closing Tax Return, notify the Company in writing that the Buyers so object, specifying with particularity any such item and stating the basis for any such objection. If a notice of objection shall be duly delivered to the Company by the Buyers, then the Buyers and the Company shall negotiate in good faith and use their commercially reasonable efforts to resolve such items. If the Buyers and the Company are unable to reach such agreement within three days after receipt by the Company of such notice, then the disputed items shall be resolved by the CPA Firm and any determination by the CPA Firm shall be final and binding on the Parties. The CPA Firm shall resolve any disputed items within six days of having the item referred to it pursuant to such procedures as it may require. If the CPA Firm is unable to resolve any disputed items before the due date for such Tax Return, then the Tax Return shall be filed without the comments that the Company provided to the Buyers and then amended, if necessary, to reflect the CPA Firm’s resolution. The costs, fees and expenses of the CPA Firm incurred under this Section 5.4(c) shall be borne equally by the Buyers, on the one hand, and the Company, on the other hand. The Company shall pay or cause to be paid to the Buyers, at least five days prior to the filing of any Straddle Period Tax Return or Pre-Closing Tax Return, the amount of any Seller Taxes determined in accordance with Section 5.5(b) reflected on any such Straddle Period Tax Return or Pre-Closing Tax Return. Notwithstanding anything in this Agreement to the contrary, Buyers shall be permitted to make an election under Section 256(9) of the Income Tax Act (Canada) on any Tax Return filed with respect to the taxable year of Lamons Canada that ends as a result of the Buyers’ acquisition of the Lamons Canada Shares.
(d)    All transfer, documentary, sales, value added, use, registration, Duty and other such Taxes (including all applicable real estate transfer Taxes, but excluding any Income Taxes or Asset Taxes) and related fees (including any penalties, interest and additions to Tax) incurred in connection with this Agreement and the transactions contemplated hereby (“Transfer Taxes”) shall be paid 50% by the Buyers and 50% by the Company. The Parties shall cooperate in good faith to minimize, the extent permissible under applicable Law, the amount of any such Transfer Taxes. The Buyers, at their expense, will prepare and timely file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and, if required by applicable Law, the Company and the Buyers will, and will cause their respective Affiliates to, cooperate and join in the execution of any such Tax Returns and other documentation.
(e)    Effective as of the Closing, any Tax sharing or Tax allocation Contract or arrangement, in each case, other than any Commercial Tax Agreement, between the Company or any of its Affiliates (other than a Divested Company) and any Divested Company shall be terminated and shall have no further effect thereafter without any Liability accruing to or being imposed on such Divested Company with respect thereto.
(f)    Neither the Buyers nor any Divested Company shall make any election pursuant to Section 336 or Section 338 of the Code with respect to any Divested Company, unless the Company consents to such election in writing.
5.5    Tax Indemnity.
(a)    The Company shall indemnify the Buyers and their respective Affiliates (including, after the Closing, the Divested Companies) and each of their respective officers, directors, partners, members, equity holders, employees, agents and representatives and hold them harmless from, against and in respect of (i) any and all Seller Taxes and (ii) all Liabilities, costs, expenses (including reasonable expenses of investigation and attorneys’ fees and expenses), losses, damages, assessments, settlements or judgments arising out of or incident to the imposition, assessment or assertion of any such Seller Taxes. Other than with respect to an election under

Section 336 or Section 338, the Tax indemnity provided under this Section 5.5(a) shall not cover any Tax liabilities resulting from any transactions of any Divested Company not in the ordinary course of business that occur on the Closing Date after the Closing. Notwithstanding anything in this Agreement to the contrary, the indemnification obligations provided for in this Section 5.5 shall survive the Closing until the date that is 60 days after the expiration of the applicable statute of limitations.
(b)    For purposes of this Article V, in the case of any Taxes of any Divested Company or with respect to the Sold Assets that are imposed on a periodic basis and are payable for a Straddle Period, the amount of such Taxes apportioned to the portion of such Straddle Period ending on the Closing Date shall be (i) in the case of any Taxes other than sales or use taxes, value‑added taxes, employment taxes, withholding taxes, and any Tax based on or measured by income, receipts or profits earned during a Straddle Period, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the taxable period ending on and including the Closing Date and the denominator of which is the number of days in the Straddle Period, and (ii) in the case of any sales or use taxes, value‑added taxes, employment taxes, withholding taxes, and any Tax based on or measured by income, receipts or profits earned during the Straddle Period, be deemed equal to the amount that would be payable if the Straddle Period ended on and included the Closing Date. In the case of any Taxes that are imposed on the Buyers or any of their Affiliates as result a gross income inclusion under Section 951 or Section 951A of the Code with respect to a Divested Company or subsidiary of a Divested Company, the amount of such Taxes apportioned to the portion of a U.S. federal Income Tax Straddle Period ending on the Closing Date shall be the Taxes that would have been imposed on the Company and its Affiliates (not taking into account any reduction in such Taxes resulting from the utilization of any loss carryforwards, credits or any other offsets or reductions by the Company or any of their Affiliates) with respect to a U.S. federal Income Tax taxable year of such Divested Company or subsidiary of a Divested Company beginning on the first day of the Straddle Period and ending on the Closing Date. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with the past practice of the Equity Seller, the relevant Divested Company or the Asset Seller, as applicable.
(c)    Payment by the indemnitor of any amount due under this Section 5.5 shall be made within 10 days following written notice by the indemnitee that payment of such amounts has been made or is due and payable. In the case of a Tax that is contested in accordance with the provisions of Section 5.6, payment of the Tax to the appropriate Taxing Authority shall not be considered to be due earlier than the date a final determination to such effect is made by the appropriate Taxing Authority, provided, however, that to the extent Lamons Canada is required by a Taxing Authority to pay any portion of a contested amount to such Taxing Authority prior to the date a final determination is made, the indemnitor shall pay such amount at such time.
5.6    Procedures Relating to Indemnity of Tax Claims. The Buyers shall promptly notify the Company in writing (a) of the receipt by the Buyers or any Divested Company of any written notice of any inquiries, claims, assessments, audits or similar events with respect to Taxes for any Pre‑Closing Tax Period or for the portion of any Straddle Period ending on the Closing Date (determined in accordance with Section 5.5(b)), for which the Company or any of its Affiliates may be liable under Section 5.5(a) or (b) prior to any voluntary contact with any Taxing Authority relating to, or self‑assessment of, any Taxes of any Divested Company for any Pre‑Closing Tax Period or for the portion of any Straddle Period ending on the Closing Date (determined in accordance with Section 5.5(b)) (a “Tax Claim”), stating the nature and basis of such Tax Claim and the amount thereof, to the extent known. To the extent notice of any Tax Claim is not promptly given to the Company, the Company shall not be liable pursuant to Section 5.5(a) to the extent that the Company’s ability to effectively contest such Tax Claim is prejudiced as a result thereof. With respect to any Tax Claim that relates solely to a Pre‑Closing Tax Period, the Company shall have the exclusive right to elect to control all proceedings taken in connection with such Tax Claim (including selection of counsel) and, without limiting the foregoing, may in its sole discretion pursue or forego any and all administrative appeals, proceedings, hearings and conferences with any Taxing Authority with respect thereto and may, in its sole discretion, either pay the Tax claimed and sue for a refund where applicable Law permits such refund suits or contest the Tax Claim in any permissible manner; provided, however, that the Company shall not take or advocate any position that would reasonably be expected to result in an increase in Taxes of the Buyers or any of their respective Affiliates (including the Divested Companies) or that involves a change in (or adoption of) a new Tax method of accounting applicable to any Post-Closing Tax Period without the written consent of the Buyers, which consent shall not be unreasonably withheld, conditioned or delayed. With respect to any Tax Claim that relates solely to a Post‑Closing Tax Period, the Buyers shall have the exclusive right to elect to control all proceedings taken in connection with such Tax Claim (including selection of counsel) and, without limiting the foregoing, may in their sole discretion pursue or forego any and all administrative appeals, proceedings, hearings and conferences with any Taxing Authority with respect thereto and may, in their sole discretion, either pay the Tax claimed and sue for a refund where applicable Law permits such refund suits or contest the Tax Claim in any permissible manner; provided, however, that the Buyers shall not take or advocate any position that would reasonably be expected to result in an increase in Taxes of the Company or any of its Affiliates (including the Divested Companies with respect to a Pre‑Closing Tax Period) pursuant to Section 5.5(a) without the written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed. With respect to any Tax Claim that relates to both a Pre‑Closing Tax Period and a Post‑Closing Tax Period, the Parties shall mutually control all proceedings taken in connection with such Tax Claim (including selection of counsel); provided, however, that if, with the written consent of the other Party or Parties, one Party is permitted to control the Tax Claim, the controlling Party or Parties shall not take or advocate any position that would reasonably be expected to result in an increase in Taxes of the other Party or Parties or any Affiliates thereof, without the written consent of the other Party or Parties or any Affiliates thereof, which consent shall not be unreasonably withheld, conditioned or delayed.
5.7    Refunds and Tax Treatment.
(a)    Any Tax Refunds of or with respect to a Divested Company or the Sold Assets attributable to any Pre‑Closing Tax Period received or credited to the Buyers or any Divested Company (other than any Tax Refund resulting from the carryback of a net operating loss or other Tax attribute from a taxable period beginning after the Closing Date to a Pre-Closing Tax Period, which Tax Refund shall be for the account of the Buyers) shall be for the account of the Company. Any Tax Refunds of or with respect to a Divested Company or the Sold Assets for any Straddle Period shall be equitably apportioned between the Company and the Buyers in accordance with the principles set forth in Section 5.5(b). All Tax Refunds of or with respect to a Divested Company or the Sold Assets attributable to any Post‑Closing Tax Period shall be for the account of the Buyers. Each Party shall forward, and shall cause its Affiliates to forward, to the Party entitled to receive a Tax Refund pursuant to this Section 5.7(a) the amount of such Tax Refund within 10 days after such Tax Refund is received or utilized, net of (i) any reasonable out-of-pocket costs or expenses (including Taxes) incurred by such Party or its Affiliates in procuring such Tax Refund and (ii) any amounts of such Tax Refund that are legally required to be paid to any Person other than an Affiliate of such Party. At the Company’s request, the Buyers shall use commercially reasonable efforts to cooperate with the Company in obtaining such refunds, at the Company’s expense, including through the filing of amended Tax Returns or refund claims as prepared by the Company; provided, that such cooperation shall not be required if it could reasonably be expected to have an adverse impact on any Buyer or its Affiliates in any Post‑Closing Tax Period.
(b)    The Buyers and the Company agree to treat any amounts payable pursuant to Section 5.5, Section 5.6, this Section 5.7 and Article IX as an adjustment to the Purchase Price, unless otherwise required by applicable Law.
5.8    Post‑Closing Tax Actions. Except as required by applicable Law to reflect a determination within the meaning of Section 1313(a) of the Code or any analogous or similar foreign, state or local Law, without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed, the Buyers and their respective Affiliates shall not, and the Buyers and their respective Affiliates shall not permit any Divested Company or any of their Affiliates to, (a) amend, refile, revoke or otherwise modify any Tax Return for a Pre‑Closing Tax Period or Straddle Period, (b) make or change any Tax election or accounting period, method or practice with respect to, or that has retroactive effect to, any Pre‑Closing Tax Period, or (c) make or initiate any voluntary contact with a Governmental Authority regarding any Pre‑Closing Tax Period or Straddle Period with respect to substantive Tax matters (including by entering into any voluntary disclosure or similar program or arrangement and excluding, for the avoidance of doubt, the ordinary course filing of Tax Returns or the contesting of any Tax audits or proceedings).
5.9    Employees; Employment Matters.
(a)    Offers/Transfer of Employment. Prior to the Closing Date (or such time as is required by applicable Law), the Buyers or their respective Affiliate will make an offer of employment, in accordance with the requirements of this Section 5.9, to each Active Employee who is then employed by the Company or its Affiliate, to be effective as of the Closing Date (or, if later, the date such Active Employee returns from leave as set forth in this paragraph) unless such Active Employee is employed by a Divested Company. No later than five (5) days prior to the Closing Date, the Buyers will inform the Company of the identity of those Active Employees who received and accepted such offers. The Parties shall use commercially reasonable efforts to encourage all such Active Employees who are offered employment with a Buyer or its Affiliate as described in this Section 5.9(a) to accept such offers of employment, and the Company shall waive (or cause its applicable Affiliate(s) to waive) any and all restrictions (including those with respect to non-competition, non-solicitation, and non-disclosure) that would prevent any Active Employee from assuming employment with any Buyer or its Affiliate or from performing any services on Buyers’ or their Affiliates’ behalf. The Company will provide, and cause its Affiliates to provide, such assistance as Buyers may reasonably request from time to time with respect to facilitating the offer and employee transition process described in this Section 5.9. All Active Employees who continue employment with or who accept an offer of employment with a Buyer, a Divested Company, or one of their respective Affiliates as of the Closing Date will cease employment with the Asset Seller or its applicable Affiliates (other than the Divested Companies) and begin employment with a Buyer or an Affiliate of such Buyer or continue employment with a Divested Company effective as of the Closing Date and are hereinafter referred to as the “Transferred Employees.” Each Transferred Employee who is employed in the United States is referred to as a “U.S. Transferred Employee,” and each Transferred Employee who is employed outside of the United States is referred to as a “Non‑U.S. Transferred Employee.” With respect to each Active Employee who is located in the

United States and not actively at work as of the Closing Date due to a long‑term absence covered under a written long‑term disability Seller Benefit Plan, the offer of employment from Buyer or its Affiliate described in this Section 5.9(a) shall be for employment effective as of the date that such Active Employee is able to return to his or her position (so long as such date is within 90 days following the Closing Date or such longer date as may be required by applicable Law), and any such Active Employee will be deemed to become a U.S. Transferred Employee as of the date he or she begins employment with Buyer or its Affiliate.
(b)    Cessation of Active Participation in Seller Benefit Plans. Effective as of the date the Asset Seller ceases to provide employee benefits to a Transferred Employee pursuant to the Transition Services Agreement or, in the case of an Active Employee described in the last sentence of Section 5.9(a) who has not become an employee of a Buyer or its Affiliate as of such date, the later date that he or she becomes an employee of a Buyer or its Affiliate (such date for such Transferred Employee, the “Benefits Transition Date”), except as required by Law or otherwise by this Section 5.9, all Transferred Employees will cease active participation in, and any benefit accrual under, each of the Seller Benefit Plans that is not sponsored by a Divested Company.
(c)    Compensation and Benefit Plans/Prior Service. As of the date that a Transferred Employee assumes employment with a Buyer or its Affiliate and for a period through the date that is one year after the Closing Date, for so long as a Transferred Employee continues employment during such period, such Buyer shall, or shall cause its Affiliate or a Divested Company to provide to each Transferred Employee, (i) base salary or hourly wages, as applicable, and annual cash incentive compensation opportunities that are no less favorable than provided to such Transferred Employee immediately prior to the Closing Date and (ii) employee benefit plans, programs, policies and arrangements that are substantially comparable in the aggregate to the Seller Benefit Plans (other than equity-based and nonqualified deferred compensation plans, programs and arrangements and defined benefit pension plans) covering such Transferred Employees as in effect immediately prior to the Closing. To the extent not otherwise required by or resulting from the operation of Law, the Buyers shall recognize or cause to be recognized each Transferred Employee’s service with the Asset Seller, the applicable Divested Company or any of their Affiliates or predecessors as of the Closing as service with the applicable Buyer and its Affiliates for purposes of eligibility to participate in, vesting under, and accrual of benefits under any employee benefit plan, program or arrangement of such Buyer or its Affiliate in which Transferred Employees participate on or after the Closing Date (other than equity-based and other incentive compensation arrangements and defined benefit pension plans), but only to the extent such recognition does not result in duplication of benefits.
(d)    Severance Benefits. The Buyers shall, or shall cause their respective Affiliates or a Divested Company to, provide each US Transferred Employee severance benefits as provided on Schedule 5.9(d) upon any involuntary termination without “cause” (as such term is defined on Schedule 5.9(d)) that occurs during the one year period immediately following the Closing Date.
(e)    Welfare Plans. Coverage for all Transferred Employees and their respective dependents under the Seller Benefit Plans not sponsored by a Divested Company that are welfare benefit plans within the meaning of Section 3(1) of ERISA (the “Sellers’ Welfare Plans”) shall cease to be effective as of the applicable Benefits Transition Date. The Buyers shall, or shall cause their respective Affiliates to, as applicable, take commercially reasonable efforts to cause the plans sponsored by the Buyers or their respective Affiliates (including the Divested Companies after the Closing) that are welfare benefit plans within the meaning of Section 3(1) of ERISA (the “Buyer

Welfare Plans”) to provide coverage and benefits for all Transferred Employees and their respective eligible spouses and dependents effective as of the applicable Benefits Transition Date. Subject to the terms of the Transition Services Agreement, the Buyers and their respective Affiliates (including the Divested Companies after the Closing) and Buyer Welfare Plans shall be liable for all claims of any Transferred Employees and their respective eligible spouses and dependents incurred on or after the date such Transferred Employee becomes a Transferred Employee. Subject to the terms of the Transition Services Agreement, the Asset Seller and its Affiliates shall retain responsibility and liability for all claims of the Transferred Employees incurred before the date such Transferred Employee becomes a Transferred Employee; provided that the Divested Companies shall, with respect to and in accordance with the terms of any Seller Benefit Plan sponsored by a Divested Company, retain responsibility and liability for all claims of the Transferred Employees and any other participant covered by such plan whether incurred before, on, or after the Closing Date. For purposes of this Section 5.9(e), a claim shall be deemed “incurred” on the date that the event that gives rise to the claim occurs (for purposes of life insurance, severance, sickness, accident and disability programs) or on the date that the service was rendered or the supply was purchased (for purposes of health care programs) and all claims incurred during a continuous period of hospitalization shall be deemed to have occurred upon the commencement of such period. The Buyers shall, or shall cause the Divested Companies or its Affiliate to, take commercially reasonable efforts to waive any pre‑existing condition limitations and eligibility waiting periods under the Buyer Welfare Plans (but only to the extent such pre‑existing condition limitations and eligibility waiting periods were satisfied under the Sellers’ Welfare Plans as of the date such Transferred Employee ceases to be employed by the Company or its Affiliate) and shall recognize (or cause to be recognized) the dollar amount of all expenses incurred by Transferred Employees and their respective dependents during the calendar year in which the Benefits Transition Date occurs under the Sellers’ Welfare Plans for purposes of satisfying the deductibles and co‑payment or out‑of‑pocket limitations for such calendar year under the relevant Buyer Welfare Plans. Within 30 Days after the applicable Benefits Transition Date of each Transferred Employee, Sellers shall provide to the Buyers all information necessary for the Buyers to comply with their obligations pursuant to this Section 5.9(e), and the Buyers’ obligations under this Section 5.9(e) shall apply only to the extent such information is timely received by the Buyers.
(f)    401(k) Plan Rollovers. Effective as of the Benefits Transition Date, the Buyers shall establish or provide a defined contribution plan qualified under section 401(a) of the Code (“Buyer 401(k) Plan”) for the benefit of the U.S. Transferred Employees. The Buyers shall take commercially reasonable efforts to cause the Buyer 401(k) Plan to accept direct rollovers (described in Section 402(c) of the Code) of distributions to which the U.S. Transferred Employees are entitled under the TriMas Corporation Salaried Retirement Program and the TriMas Corporation Hourly Retirement Program including outstanding loan notes applicable to U.S. Transferred Employees.
(g)    Canadian Pension Plan. The Company shall cause Reike Canada ULC to do all things reasonably required to provide for Lamons Canada to cease to be recognized as a participating employer and for the Transferred Employees to cease participation under the TriMas Canadian Retirement Plan (the “Canadian Pension Plan”) effective as of the Closing Date. The Company and its Affiliates shall retain responsibility for any and all liabilities and obligations (i) in respect of the defined contribution component of the Canadian Pension Plan that are incurred by Lamons Canada prior to the Closing Date, and (ii) in respect of the defined benefit component of the Canadian Pension Plan, and shall indemnify and hold harmless the Buyer Indemnified Persons from and against any Liability or Loss incurred by any Buyer Indemnified Person in respect thereof. If requested by the Buyers, the Company shall, or shall cause one of its Affiliates to, take commercially reasonable efforts, subject to such approval of the applicable Governmental Authorities as may be required, to provide for the transfer of the defined contribution pension assets attributable to the applicable Transferred Employees from the Canadian Pension Plan to any successor defined contribution pension plan that may be established by the Buyers or their Affiliates (if any).
(h)    Accrued Vacation. The Buyers or their respective Affiliates shall, or shall cause the Divested Companies to, credit each Transferred Employee with the accrued and unused vacation days to which such Transferred Employee is entitled as of the time immediately before he or she becomes a Transferred Employee, and any personal and sickness days, or other service based leave entitlements, accrued by such employees as of the time immediately before such Transferred Employee becomes a Transferred Employee (in each case, after giving effect to whether Sellers or any of their Affiliates has made any payment with respect to any accrued but unused vacation or personal and sickness days as of the date such Transferred Employee ceases to be employed by the Company or its Affiliate).
(i)    Flexible Benefits. To the extent U.S. Transferred Employees participate in a dependent care or medical expense reimbursement account under a Seller Benefit Plan (“Seller FSA Plan”) during the calendar year that includes the Benefits Transition Date, the Buyers shall take commercially reasonable efforts to establish or provide (or cause an Affiliate, if applicable, to establish or provide) one or more comparable plans (“Buyer FSA Plan”) that will recognize the elections that such U.S. Transferred Employees had in effect for purposes of the plan year in which the Benefits Transition Date occurs under the Seller FSA Plan. The Buyer FSA Plan shall (i) assume the obligations of Seller FSA Plan with respect to U.S. Transferred Employees as of the applicable Benefits Transition Date and (ii) provide the same level of dependent care and medical expense reimbursement account benefits as those provided under the Seller FSA Plan at least through the end of the plan year in effect as of the Benefits Transition Date. As soon as practicable after the Benefits Transition Date, the Sellers shall transfer to the Buyers in cash an amount equal to the total amount that U.S. Transferred Employees have contributed to the Seller FSA Plan through the Benefits Transition Date for the calendar year that includes the Benefits Transition Date less all amounts that have been paid from the Seller FSA Plan through the Benefits Transition Date for medical expense and dependent care claims incurred by the U.S. Transferred Employees in the calendar year that includes the Benefits Transition Date (such difference, the “Flex Plan Amount”). If the Flex Plan Amount is less than $0, as soon as practicable after the Benefits Transition Date, the Buyers shall transfer to the Sellers in cash an amount equal to all amounts that have been paid from the Seller FSA Plan through the Benefits Transition Date for medical expense and dependent care claims incurred by the U.S. Transferred Employees in the calendar year that includes the Benefits Transition Date less the total amount that U.S. Transferred Employees have contributed to the Seller FSA Plan through the Benefits Transition Date for the calendar year that includes the Benefits Transition Date. After the Benefits Transition Date, the Buyer FSA Plan will be responsible for reimbursement of all previously unreimbursed reimbursable medical expense and dependent care claims incurred by U.S. Transferred Employees, regardless of when the claims were incurred. Schedule 5.9(i) sets forth the account balance of each U.S. Transferred Employee under the Seller FSA Plan. Sellers will update Schedule 5.9(i) to reflect the current such account balances three Business Days prior to the Benefits Transition Date. Within 30 Days after the applicable Benefits Transition Date of each Transferred Employee, Sellers shall provide to the Buyers all information necessary for the Buyers to comply with their obligations pursuant to this Section 5.9(i), and the Buyers’ obligations under this Section 5.9(i) shall apply only to the extent such information is timely received by the Buyers.

(j)    Continuation Coverage. Subject to the terms of the Transition Services Agreement, the Buyer shall have the sole responsibility to offer “continuation coverage” benefits from and after the date Transferred Employees become Transferred Employees to each Transferred Employee and the “qualified beneficiaries” of such Transferred Employees for whom a “qualifying event” occurs after the applicable Benefits Transition Date. The terms “continuation coverage,” “qualified beneficiaries,” and “qualifying event” shall have the meanings ascribed to them under Section 4980B of the Code and Sections 601-608 of ERISA.
(k)    Worker’s Compensation. With respect to workers’ compensation claims, from and after the date that a Transferred Employee assumes employment with Buyer or its Affiliate, the Buyers shall assume and become solely responsible (or cause the Divested Companies, if applicable, to assume and become solely responsible) for all workers’ compensation claims of any Transferred Employee arising from injuries that relate entirely to an accident that occurred or injury that was identifiably sustained on or after the date that a Transferred Employee assumed employment with Buyer or its Affiliate.
(l)    Vesting. On or before the Benefits Transition Date of each Transferred Employee, the Asset Seller or its Affiliate shall take any necessary action to fully vest as of such date such Transferred Employee’s account balances and other benefits under all Seller Benefit Plans, if any, that (i) are employee pension benefit plans (as such term is defined in Section 3(2) of ERISA), or (ii) provide nonqualified deferred compensation benefits.
(m)    Non‑U.S. Business Employees. Notwithstanding anything to the contrary herein, any Active Employee who is employed in a jurisdiction outside of the United States immediately prior to the Closing (collectively, “Non‑U.S. Business Employees”), and who is required by applicable Law to transfer to a Buyer or its Affiliates in connection with the transactions contemplated by this Agreement will transfer automatically on the Closing Date to such Buyer or its Affiliates, as applicable, in accordance with such applicable Law and shall be considered a Transferred Employee as of the Closing Date. Notwithstanding anything to the contrary herein, the following terms will apply, as indicated:
(i)    To the extent that (A) the applicable Law of any jurisdiction, (B) any collective bargaining agreement, labor agreement or other agreement with a works council or economic committee, or (C) any employment agreement, would require the Buyers or their respective Affiliates to provide particular terms of employment to any Non-U.S. Transferred Employee that are different than those otherwise provided for by this Section 5.9 (or modify the period of time for which such standards are met), in connection with the transactions contemplated by this Agreement, then the Buyers will, or will cause one of their respective Affiliates to, provide such Non-U.S. Transferred Employee with such different term, and otherwise provide terms of employment in accordance with this Section 5.9.
(ii)    To the extent provided under applicable Law, (A) any employment agreements between the Company, the Asset Seller, any Divested Companies or their Affiliates, on the one hand, and any Non‑U.S. Transferred Employee, on the other hand, and (B) any collective bargaining agreements applicable to the Non‑U.S. Transferred Employees, will, in each case, have effect after the Closing as if originally made between the Buyers and the other parties to such employment agreement or collective bargaining agreement.
(iii)    With respect to any Non‑U.S. Business Employee whose employment will not automatically transfer to a Buyer or its Affiliates in connection with the transactions contemplated by this Agreement, the Company and the Buyers shall use their commercially reasonable efforts to effect the transfer of the employment of each such Non‑U.S. Business Employee to the applicable Affiliate of a Buyer by methods as may reasonably be required or permitted to obtain the consent of such Non‑U.S. Business Employee to the transfer and in a manner reasonably designed to minimize the obligation on the part of the Company and the Buyers to pay such Non‑U.S. Business Employees any severance, end‑of‑service pay or gratuity, dismissal compensation, or other separation or termination payments or liabilities in connection therewith.
(iv)    Any severance, end-of-service pay or gratuity, dismissal compensation or other separation or termination payments or liabilities owed to a Non-U.S. Business Employee arising following the transactions contemplated by this Agreement will be liabilities of the Buyer and will be the sole responsibility of the Buyer.
(v)    The Buyers shall, or shall cause a Divested Company or one of their respective Affiliates to, assume any Seller Benefit Plan or portion of any Seller Benefit Plan that, under the applicable Law of the relevant jurisdiction, is required to transfer to the Buyers or such Divested Company or their respective Affiliates in connection with the transactions contemplated by this Agreement.
(n)    Cooperation. The Parties agree to furnish each other with such information concerning employees, employee payroll and employee benefit plans, subject to confidentiality and privacy considerations, and to take all such other action, as is necessary and appropriate to effect the transactions contemplated hereby.
(o)    No Right to Employment. Nothing herein expressed or implied shall confer upon any of the employees of the Company, the Buyers, the Divested Companies or any of their respective Affiliates (including any Active Employees), any additional rights or remedies, including any additional right to employment, or continued employment for any specified period, of any nature or kind whatsoever under or by reason of this Agreement.
(p)    No Third Party Beneficiary. No provision in this Section 5.9 shall (i) create any third party beneficiary or other rights in any employee or former employee (including any beneficiary or dependent thereof) of the Sellers, the Buyers, the Divested Companies or any other Person (including any Active Employees or any representatives thereof) other than the Parties and their respective successors and permitted assigns, (ii) constitute or create, or be deemed to constitute or create, an employment agreement or (iii) constitute or be deemed to constitute an amendment to any employee benefit plan sponsored or maintained by the Buyers, a Divested Company, the Company or any of their respective Affiliates.
(q)    Limitations. Notwithstanding anything to the contrary herein, (i) the terms of Section 5.9 shall not apply to the Active Employees set forth as numbers 1 and 6 on Schedule 1.1(b) (however if any such Active Employee becomes an employee of the Buyer or its Affiliates, Buyers shall use reasonable efforts to comply with the provisions of this Section 5.9 with respect to such Active Employee) and (ii) the terms of Section 5.9 shall govern with respect to actions to be taken by the Parties with respect to each other Specified Employee (as defined in the Transition Services Agreement) except that the terms “Closing Date” and “Closing” in Section 5.9(a) and the last sentence of Section 5.9(c) shall mean the earlier of the (i) last day of the Term (as defined in the Transition Services Agreement) or (ii) the date on which such Specified Employee commences employment with the Buyers or any of their respective Affiliates (such date the “Termination Date”).

Buyers will be liable for, and will reimburse Sellers and their Affiliates for, any costs or expenses Sellers or their Affiliates incur for severance, end-of-service pay or gratuity, dismissal compensation or other separation or termination payments or liabilities or other separation related costs owed with respect to any Specified Employee who (i) does not become an employee of the Buyer or its Affiliates on the Termination Date and (ii) is employed by the Company or any of its Affiliates as of the Termination Date.
5.10    Labor Matters.
(a)    Collective Bargaining Agreements. Each of the Active Employees who is employed subject to the terms of the collective bargaining agreement (the “Collective Bargaining Agreement”) listed on Schedule 5.10 is referred to herein as a “Union Employee.” Notwithstanding any provision of Section 5.9 to the contrary, the terms of employment provided by the Buyers or their respective Affiliate pursuant to Section 5.9 and this Section 5.10 to Union Employees shall be: (i) as of the date such Union Employees become employed by a Buyer or its Affiliate, consistent with the terms of the Collective Bargaining Agreement (and consistent with an assumption of the Collective Bargaining Agreement by a Buyer or its Affiliate) after giving effect to any amendment to such Collective Bargaining Agreement to reflect a Buyer or its Affiliate as the employing entity and Union Employees’ participation in any applicable benefit plans sponsored by a Buyer or its applicable Affiliate (and not Seller Benefit Plans); and (ii) following the date such Union Employees become employed by Buyer or its Affiliate, consistent with the terms of any collectively bargained agreements between the Buyers and their respective Affiliates and any applicable collective bargaining representative of Union Employees as may be in effect from time to time (including any successor agreement to the Collective Bargaining Agreement). Neither Asset Seller nor any of its Affiliates shall make any representations to Union Employees regarding the terms of their post-Closing employment with the Buyers or their respective Affiliates that are inconsistent with the terms set forth in this Agreement.
(b)    Effects Bargaining. Prior to the Closing Date, Asset Seller will engage in good faith bargaining, if so requested by the applicable labor union and required by applicable Law, with the representative of the Union Employees as to the effects of the transactions contemplated by this Agreement, to the extent required by applicable Law. Upon the request of the Buyers, an in accordance with and as permitted by applicable Law, the Asset Seller will facilitate communications between the Buyers or their respective Affiliate, on the one hand, and the representative of the Union Employees, on the other hand, prior to the Closing Date.
(c)    Notifications. The Company will use commercially reasonable efforts to take, or cause to be taken, and to cause its Affiliates (including the Sellers) to take or cause to be taken, any and all actions in connection with any required notification to, or any required consultation with, the employees, employee representatives, work councils, unions, labor boards and relevant Governmental Authorities concerning the transactions contemplated by this Agreement with respect to Transferred Employees, and the Buyers will reasonably cooperate with the Company or its Affiliates in connection with the foregoing.
5.11    Contact With Customers and Suppliers. The Buyers shall not (and shall not permit their Affiliates or their representatives to) contact any employee, customer, supplier, licensor distributor or other material business relation of the Company or the Business regarding the Company, the Business or the transactions contemplated by this Agreement without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed, but may be conditioned upon a designee of the Company being present at any meeting or conference, consistent with the HSR Act and any other applicable antitrust or competition Laws); provided, however, that the Buyers, their respective Affiliates and their respective representatives may, without the Company’s consent and without a designee of the Company being present, (i) contact such customers, suppliers, licensors or distributors of the Buyers’ business in the ordinary course as long as such contact does not make reference to the Company or the Business in a manner that departs from ordinary course actions that Buyers would have undertaken absent the transactions contemplated by this Agreement and (ii) contact the Persons set forth on Schedule 5.11.
5.12    Non‑Competition; Non‑Solicitation and Confidentiality. As a material inducement for the Buyers to enter into this Agreement, and in order to protect the confidential and proprietary information and the goodwill that is conveyed by the Company hereunder, the Company hereby agrees that:
(a)    The Company shall not (and shall cause its Affiliates, including the Sellers, not to), directly or indirectly:
(i)    during the three-year period commencing on the Closing Date, engage in any business in competition with the Business as conducted immediately prior to Closing in the geographic areas set forth on Schedule 5.12(a), which area the Company acknowledges represents the areas in which the Business sells products and services immediately prior to Closing (each, a “Competing Activity”); provided, that the foregoing shall not prohibit the Company or any of its Affiliates from:
(A)    the acquisition of all or any portion of the Equity Interests of any Person engaged in a Competing Activity; provided, that the Competing Activity accounts for no more than 10% of the revenues of such Person (based on its latest annual financial statements);
(B)    the acquisition, holding of investments or direct or indirect ownership of any voting stock, capital stock or other equity interest of any Person engaged in a Competing Activity, so long as such ownership interest represents less than 5% of the aggregate voting power or outstanding capital stock or other equity interests of such Person; or
(C)    owning, engaging in, conducting or operating any of the Company’s (or it Affiliates’) retained businesses in the manner operated as of the Closing Date (so long as such businesses are not competitive with the Business);
(ii)    during the three-year period commencing on the Closing Date, employ or solicit for employment (A) any individual employed in the Business at any time during such period or (B) any former employee of the Business who was employed in the Business during the three months prior to the Closing Date and was hired by the Buyers or any of their respective Affiliates on or after the Closing Date, in each case, without first obtaining the written consent of the Buyers (unless such employee is terminated by the Buyers or any Divested Company without cause after the Closing Date, in which case any such employee shall be deemed not to have been solicited for employment if such employee responded to a general solicitation not targeted at such employee or a group of any other current or former employees of the Business); or

(iii)    disclose to any third parties any trade secrets or other confidential or proprietary information relating to the Business.
(b)    Each Party (i) acknowledges that a breach or threatened breach of this Section 5.12 by a Party or its Affiliates would give rise to irreparable harm to the non‑breaching Party, for which monetary damages would not be an adequate remedy, and (ii) hereby agrees that, in the event of a breach or a threatened breach by a Party or its Affiliates of any such obligations, the non-breaching Party shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to seek equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).
(c)    The Parties mutually agree this Section 5.12 is reasonable in all respects and necessary to protect and preserve the Buyers’ and the Company’s legitimate business interests and the value of the goodwill conveyed by the Company hereunder, and the value of the Business, the Divested Companies and the retained businesses of the Company and its Affiliates, and to prevent any unfair advantage conferred on any Party and their respective successors. The Parties further agree and acknowledge that: (i) no proceeds shall be received or receivable by the Company or any of its Affiliates for granting the restrictive covenants under this Section 5.12; and (ii) the restrictive covenants under this Section 5.12 are integral to this Agreement and have been granted to maintain or preserve the fair market value of the Business conveyed hereunder.
(d)    It is the desire and intent of the Parties that the provisions of this Section 5.12 (and portions thereof) be enforced to the fullest extent permitted under applicable Law. The Company acknowledges that this Section 5.12 is reasonable and enforceable in all respects; nonetheless, if any of the restrictions of this Section 5.12 (or portions thereof) are found by an arbitrator or court of competent jurisdiction to be unreasonable, overly broad, or otherwise unenforceable, the Parties intend that such restrictions (and portions thereof) shall not be thereby terminated but shall be modified by such arbitrator or court so as to be valid and enforceable and, as so modified, to be fully enforced.
5.13    Further Actions.
(a)    Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to sell, convey, assign or transfer any Sold Asset if any attempted sale, conveyance, assignment or transfer of such Sold Asset, without the consent of another Person to such transfer, would constitute a violation of applicable Law or breach of any Contract or Permit with respect to such Sold Asset if such consent shall not have been received (each, a “Non-Assigned Asset”). If any required consent is not obtained on or prior to the Closing, then such Non-Assigned Asset shall be deemed an “Excluded Asset” pursuant to this Agreement at the time of Closing, and the Company shall, and shall cause the Asset Seller to, use their respective commercially reasonable efforts to (i) enter into a lawful arrangement with the Asset Buyer (or its designee(s)), pursuant to which the Asset Buyer (or its designee(s)) would receive the same economic claims, rights and benefits associated with such Non-Assigned Asset, (ii) enforce, at the request of the Asset Buyer and for the account of the Asset Buyer (or its designee(s)) and at the Asset Buyer’s expense, any rights of the Asset Seller arising from any such Non-Assigned Asset (including, in the case of any Contract, the right to elect to terminate such Contract in accordance with the terms thereof upon the written request of the Asset Buyer), and (iii) assist the Asset Buyer (or its designee(s)) in obtaining any such Non-Assigned Asset as quickly as possible following the Closing.

If any such Non-Assigned Asset is subsequently sold, conveyed, assigned or transferred to the Asset Buyer (or its designee(s)) following the Closing, such Non-Assigned Asset shall, as of the date of such sale, conveyance, assignment or transfer, be deemed a “Sold Asset” pursuant to this Agreement.
(b)    The Parties shall cooperate to prepare as soon as reasonably practicable any and all Ancillary Agreements not prepared as of the Execution Date. In addition, the Parties hereby agree that each agreement, arrangement or other instrument as shall be required under applicable Law in order to transfer the Sold Assets, the Assumed Liabilities, and the Shares shall include only those representations, warranties and indemnities provided for in this Agreement and such other provisions as are required by applicable Law to give effect to such transfer. It is the intention of the Parties, notwithstanding the provisions of any such agreement, arrangement or other instrument, that no purchase and sale contemplated by any such agreement, arrangement or instrument shall be consummated earlier than simultaneous with the Closing. Accordingly, each of the Parties will take such action as may be necessary to ensure that no closing under any such agreement, arrangement or instrument occurs prior to the Closing.
(c)    The Buyers acknowledge that all insurance policies maintained by the Company and its Affiliates may be terminated as of Closing with respect to the Sold Assets, the Divested Companies and the Business, but solely for coverage for claims made and occurrences after Closing. In respect of any claim made or occurrence prior to Closing, the Buyers and the Divested Companies, subject to the terms and conditions of the applicable policies, may make claims on any of the Company’s or its Affiliates’ insurance policies covering claims made or occurrences prior to the Closing. The Company shall (and shall cause its Affiliates to) maintain or cause to be maintained all such insurance policies for such purposes and use commercially reasonable efforts to assist the Buyers and the Divested Companies in asserting any such claims and make the benefits of any such insurance policies available to the Buyers and the Divested Companies; provided, that the Buyers shall be solely liable for, and the Company shall have no obligation to pay or reimburse the Buyers or the Divested Companies for, all deductibles and retentions associated with such claim and, solely to the extent such claim relates to facts and circumstances that do not include (A) a breach of any of the representations and warranties set forth in Article III of this Agreement or (B) an obligation of the Company to otherwise indemnify the Buyers pursuant to Article IX, Buyer shall be responsible for, and shall reimburse the Company for, any reasonably documented increase in insurance premiums resulting from such claim.
5.14    Bulk Transfer Laws. The Buyers and the Company hereby waive compliance with any bulk transfer Laws applicable to the transactions contemplated by this Agreement.
5.15    Confidentiality.
(a)    The Buyers hereby confirm and agree that, with respect to any information directly or indirectly furnished by or on behalf of any Seller, whether before, on or after Execution Date, the Buyers shall continue to be bound by the terms of the Confidentiality Agreement, which shall continue in full force and effect pursuant to the terms thereof until, and shall terminate upon, the Closing.
(b)    The Buyers understand and agree that the Company is making available confidential information and trade secrets to the Buyers concerning the operations of the Company, the Sellers, the Divested Companies and the Business, which information may be damaging to the Company, the Sellers, the Divested Companies and their Affiliates if disclosed to a competitor or made available to any other Person in violation of the Confidentiality Agreement, and that such information has been divulged in confidence. The Buyers acknowledge that after the Closing Date, the Company, the Sellers and their Affiliates could be irreparably damaged if any nonpublic or proprietary information about the Company, the Sellers or their Affiliates that does not relate to the Business, the Sold Assets, the Assumed Liabilities or the Divested Companies were disclosed by the Buyers or their respective Affiliates after the Closing and in violation of the Confidentiality Agreement, and accordingly, the Buyers will not, and will cause their respective officers, directors, employees and other Affiliates not to, for a period of two years following the Closing Date, without the prior written consent of the Company, disclose or use (or permit to be disclosed or used) in any way any such information, unless (i) compelled to disclose such confidential information by judicial or administrative process or, in the opinion of its counsel, by other requirements of Law and, in any such event, the Buyers shall, to the extent practicable, give the Company prompt written notice of any such requirement prior to any such disclosure, (ii) such confidential information is generally available to the public through no fault of the Buyers or any of their respective Affiliates, or (iii) such confidential information is publicly disclosed by the Buyers or their respective Affiliates with the Company’s prior written consent.
(c)    The Company acknowledges that the Buyers and their Affiliates could be irreparably damaged if any nonpublic or proprietary information about the Buyers, their respective Affiliates, the Divested Companies, the Sold Assets or the Assumed Liabilities were disclosed by the Company or its Affiliates, and accordingly, the Company will not, and will cause its officers, directors, employees and other Affiliates not to, beginning on the Execution Date and for a period of two years following the Closing Date, without the prior written consent of the Buyers, disclose or use (or permit to be disclosed or used) in any way any such information, unless (i) compelled to disclose such confidential information by judicial or administrative process or, in the opinion of its counsel, by other requirements of Law and, in any such event, the Company shall, to the extent practicable, give the Buyers prompt written notice of any such requirement prior to any such disclosure, (ii) such confidential information is generally available to the public through no fault of the Company or any of its Affiliates, or (iii) such confidential information is publicly disclosed by the Company or its Affiliates with the Buyers’ prior written consent.
(d)    On or before the Closing Date, the Company shall, and shall cause its Affiliates and their respective representatives to, deliver “return or destroy” notices to each counterparty under any confidentiality agreement entered into by the Company, any Seller or any of their respective Affiliates with respect to the sale of all or any portion of the Business, the Sold Assets, the Shares or any of the assets or properties of any Divested Company (the “Sale Process Confidentiality Agreements”). The Company shall, and shall cause its Affiliates to, use their respective commercially reasonable efforts to enforce, at the request and direction of the Buyers and at the Buyers’ sole cost and expense, any rights of the Company or any of its Affiliates arising from any Sale Process Confidentiality Agreements. At or promptly following the Closing, the Company shall deliver to the Buyers (i) a true and complete copy of the form confidentiality agreement used with respect to the Sale Process Confidentiality Agreements and (ii) a list of counterparties that entered into the Sale Process Confidentiality Agreements (but solely to the extent the disclosure of such counterparties is permitted by the terms and conditions of such Sale Process Confidentiality Agreements).
5.16    Exclusivity. From and after the Execution Date until the Closing Date or the earlier termination of this Agreement pursuant to Section 8.1, the Company shall not, and shall cause the Sellers, the Divested Companies and their respective Affiliates, officers managers, employees and representatives not to, directly or indirectly, (a) solicit, initiate or encourage any inquiry, proposal or offer from any Person relating to any transaction involving the sale of all or any material part of the Business, the Shares, the Sold Assets or any of the assets or properties of any Divested Company, or any merger, consolidation, business combination or similar transaction involving the Business, the Asset Seller or any Divested Company (each, an “Acquisition Transaction”), (b) participate in any discussions or negotiations or enter into any Contract with, or provide any information to, any Person (other than the Buyers, their respective Affiliates and their respective representatives) relating to or in connection with a possible Acquisition Transaction or facilitate an Acquisition Transaction in any manner, or (c) accept any proposal or offer from any Person (other than the Buyers, their respective Affiliates and their respective representatives) relating to a possible Acquisition Transaction; provided, that for the avoidance of doubt, a transaction (or series of transactions) to acquire voting control of the Company or substantially all of the assets of the Company (including by merger) shall not constitute an “Acquisition Transaction.” The Company shall promptly inform the Buyers in writing of any offers or expressions of interest to pursue an Acquisition Transaction that are made during the Interim Period and the material terms thereof.
5.17    Names Following Closing.
(a)    After the Closing, the Buyers and their respective Affiliates will not market, promote or advertise any products or services using the name “TRIMAS” or “RIEKE” or any marks confusingly similar with any of the foregoing, or any other names owned by the Company and its Affiliates that are set forth on Schedule 5.17 (the “Company Marks”), alone or in combination with other names or marks, including as a brand name, trademark, service mark, service name, logo, domain name or web address. Notwithstanding the foregoing, it shall not be deemed a violation of this Section 5.17 by reason of any Buyer’s or its Affiliate’s or representative’s use of the Company Marks (i) in a neutral, non-trademark manner (e.g., for purposes of conveying to customers, any Governmental Authority or the general public that the name of Divested Companies’ respective businesses have changed, that there was a change in ownership of the Business or the historical origins of the Business, the Sold Assets or the Divested Companies), (ii) to the extent required by Law, (iii) on internal office supplies or signage not visible to consumers or the general public, provided that such supplies or signage are replaced promptly in the ordinary course of business, or (iv) to the extent in legal or business documents already in existence on the Closing Date.
(b)    As soon as practicable and no later than six months following the Closing (other than with respect to Lamons Gasket (Zhangjiagang) Co. Ltd., which shall be as soon as practicable and no later than 18 months following the Closing), the Company will (and will cause its Affiliates to) change the legal names of its retained subsidiaries so as not to include “LAMONS” and will (and will cause its Affiliates to) amend the organizational documents of its retained subsidiaries as necessary to reflect such name changes. After the Closing, the Company and its Affiliates will not use the name “LAMONS,” and any other word, expression or identifier of source confusingly similar thereto or constituting an abbreviation, derivation or extension thereof, alone or in combination with other names or marks, including as a brand name, trademark, service mark, service name, logo, domain name or web address. Each Seller acknowledges that, after the Closing Date, it and its Affiliates have no rights whatsoever to the Acquired Intellectual Property.
5.18    Notification of Certain Matters. The Company, on the one hand, and the Buyers, on the other hand, shall give prompt notice to the other (a) of the occurrence, or failure to occur, of any event of which the occurrence or failure to occur would cause any of such Party’s representations or warranties contained in this Agreement to be untrue or inaccurate at any time from the Execution Date to the Closing Date, (B) any failure on such Party’s part to comply with or satisfy any covenant or agreement to complied with or satisfied by such Party hereunder and (c) the occurrence of any event that may make the satisfaction of the conditions in Article VI or Article VII, as the case may be, impossible; provided, however, that no notification or failure to notify pursuant to this Section 5.18 shall affect or be deemed to modify any representations or warranties made herein or the conditions to the obligations of the respective Parties to consummate the transactions contemplated hereby.
5.19    Intercompany Obligations. The Company shall, and shall cause the Sellers and their respective Affiliates to, take such action and make such payments as may be necessary so that, as of the Closing Date, there shall be no Intercompany Obligations. Immediately prior to the Closing, the Company shall, and shall cause the Sellers to, terminate or cause to be terminated all of the Contracts required to be set forth on Schedule 3.26. No such Contract (including any provision thereof which purports to survive termination) shall be of any further force or effect after the Closing, and all Divested Companies shall be released from all Liabilities thereunder effective as of the Closing.
5.20    Post‑Closing Conduct. From and after the Closing, (a) the Company shall cause the Asset Seller not to liquidate, dissolve, or enter into any Proceeding relating to bankruptcy, insolvency, liquidation or dissolution without the Buyers’ prior written consent and the Company shall cause the Asset Seller to do or cause to be done all things reasonably necessary to preserve, renew and keep in full force and effect the Asset Seller’s legal existence (provided, that with the Buyers’ prior written consent (not to be unreasonably withheld, conditioned or delayed), the Asset Seller shall be permitted to redomesticate to a different jurisdiction in the United States), and (b) if any Buyer or any of its respective Affiliates are named in any Proceeding or Proceedings involving claims for personal injury or death related to any Specified Excluded Liability, then the Company shall cause the Asset Seller to use commercially reasonable efforts, in cooperation with such Buyer, to seek dismissal of such Buyer as a party to such Proceeding. Notwithstanding anything to the contrary in this Agreement, this Section 5.20 shall be further subject to the procedures set forth on Schedule 9.6 with respect to the Specified Excluded Liabilities.
5.21    Financing.
(a)    The Buyers shall use their reasonable best efforts to obtain the proceeds of the Financing on terms and conditions described in the Commitment Letters and the Fee Letter (including any “market flex” provisions in the Fee Letter), including reasonable best efforts to (i) maintain in effect the Commitment Letters (subject to the Buyers’ right to amend, modify, supplement, restate, assign, substitute or replace the Debt Commitment Letter in accordance herewith), (ii) negotiate definitive agreements with respect to the Debt Financing having terms and conditions no less favorable to the Buyers than the terms and conditions contained in the Debt Commitment Letter and Fee Letter (including any “market flex” provisions contained in the Fee Letter) or on other terms that are (A) acceptable to the Lenders and (B) in the aggregate not materially less favorable, taken as a whole, to the Buyers (unless otherwise agreed by the Buyers) and (iii) satisfy (or obtain a waiver of) on a timely basis all conditions in the Commitment Letters that are reasonably within the Buyers’ control in accordance with the Debt Commitment Letter. In the event that all conditions contained in each Commitment Letter have been satisfied (or upon funding will be satisfied) and all closing conditions contained in Article VI and Article VII of this Agreement have been satisfied or waived, to the extent permitted by the party entitled to the benefit thereof, the Buyers shall use their reasonable best efforts to cause each Lender or Equity Investor under such Commitment Letter to fund its committed portion of the Financing required to consummate the transactions contemplated by this Agreement and to pay related fees and expenses at the Closing. The Buyers shall not, without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed), (A) permit any amendment, supplement or modification to, or any waiver of any material provision or remedy under, or replace, the Commitment Letters if such amendment, supplement, modification, waiver or replacement (1) would be reasonably expected to make the timely funding of the Financing or satisfaction of the conditions to obtaining the Financing materially less likely to occur, (2) reduces the amount of the Financing such that the Buyers do not have sufficient cash proceeds to consummate the transactions contemplated by this Agreement and to pay related fees and expenses at Closing, (3) materially and adversely affects the ability of the Buyers to enforce their rights against any of the other parties to the Commitment Letters as so amended, supplemented, modified, waived or replaced, relative to the ability of the Buyers to enforce its rights against any of such other parties to the Commitment Letters as in effect on the Execution Date or (4) adds new (or modifies any existing) conditions to the consummation of all or any portion of the Financing in a manner that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement; provided, that the Buyers may amend the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letter as of the Execution Date or (B) terminate any Commitment Letter (unless such Commitment Letter has been replaced by a new commitment letter (or similar agreement) in accordance herewith). The Buyers shall give the Company reasonably prompt written notice (A) of any material breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to result in breach or default) by any party to any Commitment Letter or other Debt Document of which Buyer becomes aware that, in each case, would be reasonably expected to result in the Debt Financing not being provided at Closing in an amount sufficient for the Buyers to comply with their obligations under this Agreement, (B) if and when Buyer becomes aware that any portion of the Financing contemplated by any Commitment Letter may not be available that would be reasonably expected to result in the Debt Financing not being provided at Closing in an amount sufficient for the Buyers to comply with their obligations under this Agreement, (C) of the receipt of any written notice or other written communication from any Person with respect to any (1) actual or potential breach, default, termination or repudiation by any party to any Commitment Letter or other Debt Document or (2) material dispute or disagreement between or among any parties to any Commitment Letter or other Debt Document (but excluding, for the avoidance of doubt, any ordinary course negotiations with respect to the terms of the Financing or Debt Documents), in each case of this clause (C), that would be reasonably expected to result in the Debt Financing not being provided at Closing in an amount sufficient for the Buyers to comply with their obligations under this Agreement, (D) if for any reason Buyer believes in good faith that it will not be able to obtain any portion of the Financing on the terms, in the manner and from the sources contemplated by any Commitment Letter (including, without limitation, after giving effect to any related flex terms) or the definitive agreements with respect thereto (such definitive agreements related to the Debt Financing, collectively, with the Debt Commitment Letter, the “Debt Documents”), in each case, that would be reasonably expected to result in the Financing not being provided at Closing in an amount sufficient for the Buyers to comply with their obligations under this Agreement, and (E) of any expiration or termination of any Commitment Letter or other Debt Document. Upon any such amendment, supplement, modification, waiver or replacement of the Debt Commitment Letter in accordance with this Section 5.21(a), the terms “Debt Commitment Letter” and “Debt Financing” shall refer to the Debt Commitment Letter as so amended, supplemented, modified, waived or replaced and the debt financing contemplated thereby. If any portion of the Debt Financing becomes, or would reasonably be expected to become, unavailable on the terms and conditions contemplated in the applicable Commitment Letter (after taking into account flex terms) and such unavailable amounts are required for the Buyers to make any required payment under this Agreement, Buyer shall, if no other equity or debt financing is available pursuant to binding and enforceable agreements to cover such unavailable amounts at such time use its reasonable best efforts to arrange to obtain alternative financing, including from alternative sources, on terms in the aggregate not materially less favorable to Buyer (unless otherwise agreed by the Buyers) than the Debt Financing contemplated by the Debt Commitment Letter in an amount sufficient to replace any unavailable portion of the Debt Financing (“Alternative Financing”) as promptly as practicable following the occurrence of such event. Notwithstanding the foregoing or anything else in this Agreement to the contrary, in no event shall the term “reasonable best efforts” as used in this Section 5.21 be deemed or construed to require the Buyers to, and the Buyers shall not be required to, (x) pay any fees in excess of those contemplated by the Debt Commitment Letter and Fee Letter or (y) agree to conditionality or economic terms of the Debt Financing that are less favorable in the aggregate than those contemplated by the Debt Commitment Letter or the Fee Letter (including any “market flex” provisions therein).
(b)    The Buyers shall provide the Company with prompt written notice (i) of (A) any material breach or default by any party to any Commitment Letters of which the Buyers become aware or (B) the receipt of any written notice or other written communication from any Lender or Equity Investor with respect to any material breach, default, termination or repudiation by any party to any Commitment Letters or of any provision thereof, and (ii) if at any time for any reason the Buyers reasonably believe in good faith that they will not be able to obtain all or any portion of the Financing on the terms and conditions, in the manner or from the sources contemplated by any of the Commitment Letters reasonably necessary to permit the Buyers to consummate the transactions contemplated by this Agreement and to pay related fees and expenses at the Closing.
(c)    The Buyers acknowledge and agree that the obtaining of the Financing or any Alternative Financing is not set forth as a condition to Closing in Article VII.
(d)    Prior to the Closing, the Company shall, and shall cause its Affiliates (including the Sellers and each of the Divested Companies) to, and shall use their reasonable best efforts to cause their respective non-legal representatives, to cooperate as may be reasonably and customarily requested by the Buyers in connection with the arrangement of the Debt Financing (provided, that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), including using their reasonable best efforts in the following:
(i)    participating in and making senior management of the Company and its Affiliates available, at reasonable times, for a reasonable number of meetings, presentations and sessions with rating agencies;
(ii)    providing authorization letters to Debt Financing Sources authorizing the distribution of information to prospective lenders or investors (including customary 10b-5 and material non-public information representations);
(iii)    assisting the Buyers and the Debt Financing Sources in the preparation of syndication memoranda, bank information memoranda or other marketing materials and memoranda for the Debt Financing, including customary lender presentations and a confidential information memorandum to be used in the syndication of the Debt Financing, materials for rating agency presentations and business and financial projections reasonably requested by the Buyers;
(iv)    furnishing the Buyers and the Debt Financing Sources as promptly as reasonably practicable following request therefor such financial, business, and other information regarding the Business and customarily required in connection with the execution of financings of a type similar to the Debt Financing or otherwise reasonably requested by the Buyers in connection therewith, including: (A) unaudited consolidated balance sheet of the Business as of December 31, 2018, December 31, 2017, and December 31, 2016, and the related statements of income of the Business for the fiscal years then ended, (B) the unaudited consolidated balance sheet of the Business as of the Balance Sheet Date, (C) to the extent available, unaudited balance sheets of the Business as of the end of any fiscal quarter ended at least 45 days before the Closing Date and income statements for any such fiscal quarter, (D) a quality of earnings analysis with respect to the Business, dated as of September 6, 2019, and prepared by Deloitte Touche Tohmatsu Limited, and (E) information reasonably necessary for the Buyers to prepare a customary pro forma combined balance sheet and related pro forma combined statement of income as of and for the twelve-month period ending on the last day of the most recently completed four-fiscal quarter period ended at least 45 days before the Closing Date, or if the most recently completed fiscal period is the end of a fiscal year, ended at least 90 days before the Closing Date, prepared after giving effect to the transactions contemplated hereby, in each case of the foregoing clauses (A)-(E) prepared in accordance with GAAP (all such financial statements and information in Sections 5.21(c)(iv)(A)-(E), together with (1) any replacements or restatements thereof, and any supplements thereto and (2) authorization letters referred to in clause (ii) above, collectively, the “Required Information”) (it being understood that none of the Company or any of its Subsidiaries shall be required to provide, and Buyer shall be solely responsible for, the preparation of pro forma financial information, projections, risk factors or other forward-looking statements relating to all or any component of the Financing);
(v)    executing and delivering a certificate of the chief financial officer (or other comparable officer) with respect to solvency of the Business (after giving effect to the transactions contemplated hereby) and other customary certificates or documents and back-up therefor and for legal opinions as may be reasonably requested by the Buyers or Debt Financing Sources and otherwise reasonably facilitating the pledging or granting of any liens or security interests on any collateral;
(vi)    furnishing the Buyers and the Debt Financing Sources promptly, and, in any event, at least three Business Days prior to the Closing Date, with all documentation and other information that any Debt Financing Source has requested in writing at least ten days prior to the Closing Date and that such Debt Financing Source has reasonably determined is required by regulatory authorities under applicable “know your customer,” “beneficial ownership” and anti-money laundering rules and regulations, including the PATRIOT Act and 31 C.F.R. § 1010.230;
(vii)    delivering lien terminations and instruments of discharge to be delivered at the Closing and giving any other notices, releases or terminations requested by the Buyers in order to allow for the release of all claims and Encumbrances (other than the Permitted Encumbrances) that are burdening the Sold Assets or the Shares;

(viii)    cooperating with the Buyers’ legal counsel in connection with any legal opinions that such legal counsel may be required to deliver in connection with the Debt Financing;
(ix)    cooperating with the Buyers and the Buyers’ respective efforts to obtain corporate and facilities ratings, consents, landlord waivers and estoppels, non-disturbance agreements as reasonably requested by the Buyers;
(x)    solely to the extent necessary, and to the extent no Liability to the Company or any of its Affiliates could arise therefrom, causing the organizational documents of the Companies to be amended in a manner to permit the Debt Financing and the security interests granted in connection therewith, effective as of Closing; and
(xi)    otherwise cooperating with the Buyers to satisfy the conditions precedent to the Debt Financing to the extent within the control of the Company and its Affiliates.
provided, that (A) none of the Company or any of its Subsidiaries shall be required to incur any liability in connection with the Financing prior to the Closing, (B) the pre-Closing Board of Directors of the Company and the directors, managers and general partners of the Company’s Subsidiaries shall not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the Financing is obtained, (C) none of the Company or any of its Subsidiaries shall be required to execute prior to the Closing any definitive financing documents, including any credit or other agreements, pledge or security documents, or other certificates, legal opinions or documents in connection with the Financing, and (D) solely except to the extent necessary to comply with Section 5.21(c)(x) above, neither the Company nor any of its Subsidiaries shall be required to take any corporate actions prior to the Closing to permit the consummation of the Financing, The foregoing notwithstanding, none of the Company or its Affiliates shall be required to pay any commitment or other similar fee or incur any other cost or expense that is not subject to the expense reimbursement provision contained in Section 5.21(d) in connection with the Debt Financing prior to the Closing.
(e)    The Buyers shall, promptly upon written request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company, its Affiliates or their respective representatives in connection with such cooperation and shall indemnify and hold harmless the Company and its Affiliates and their respective representatives for and against any and all losses actually suffered or incurred by them in connection with the arrangement of the Debt Financing, any action taken by them at the request of the Buyers pursuant to this Section 5.21 and any information utilized in connection therewith (other than information provided by the Company or its Affiliates or representatives), in each case, except to the extent (i) suffered or incurred as a result of any such indemnitee’s, or such indemnitee’s respective Representative’s, gross negligence, bad faith, willful misconduct or material breach of this Agreement, or (ii) with respect to any material misstatement or omission in information provided hereunder by any of the foregoing Persons.
(f)    Except for the representations and warranties of the Company set forth in Article III of this Agreement and in the certificate delivered pursuant to Section 7.3, the Company shall not have any liability to the Buyers in respect of any Financial Information provided pursuant to this Section 5.21. The Buyers shall promptly reimburse the Company and its Subsidiaries for all reasonable and documented out-of-pocket costs incurred by the Company or its Affiliates in connection with such cooperation. Subject to the Buyers’ indemnification obligations under this Section 5.21, the Company hereby consents to the use of all of its and its Affiliates’ corporate logos in connection with the initial syndication or marketing of the Debt Financing; provided, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.
(g)    The Buyers and the Debt Financing Sources may disclose confidential information regarding the Company or its Affiliates (including, without limitation, with respect to any of the Sold Assets, the Divested Companies, or the Business) obtained by the Buyers or their respective Representatives pursuant to this Section 5.21 to (i) potential lenders and investors (including, without limitation, the Debt Financing Sources) in connection with the marketing and syndication of the Debt Financing and (ii) rating agencies in connection with confirming or obtaining ratings for the Buyers or the Debt Financing; provided, that (i) each of the foregoing are reasonably informed by the Buyers that such information is being disclosed on a confidential basis and (ii) the Parties acknowledge and agree that the disclosure of such information shall be subject to the terms and conditions of the Confidentiality Agreement, including that the Buyers and their Affiliates shall assume responsibility for any disclosure of such information by the recipients thereof in contravention of the Confidentiality Agreement.
5.22    R&W Insurance Policy.
(a)    As of the Execution Date, the Buyers have obtained and conditionally bound the R&W Insurance Policy. Prior to the Closing, each Party shall use its commercially reasonable efforts to satisfy the conditions set forth in the binder agreement for the R&W Insurance Policy as of the Closing. The R&W Insurance Policy shall provide that the R&W Insurer shall have no right of subrogation against the Company or any of its Affiliates, and that the R&W Insurer has waived any such right of subrogation, except in the case of Fraud. For the avoidance of doubt, the Buyers acknowledge and agree that the obtaining of the R&W Insurance Policy is not a condition to the Closing and the Buyers shall remain obligated, subject only to the satisfaction or waiver of the conditions set forth in Article VII of this Agreement, to consummate the transactions contemplated by this Agreement. The Buyers shall pay all R&W Insurance Costs as such R&W Insurance costs are due and payable.
(b)    The Buyers shall not agree to any amendment, variation or waiver of the R&W Insurance Policy which would adversely impact the Company or the Sellers without the prior written consent of the Company. From and after the Closing, the Company shall, and shall cause the Sellers to, use commercially reasonable efforts to cooperate with the Buyers and their respective Affiliates as may be reasonably requested from time to time in connection with any claim made by the Buyers or their respective Affiliates under the R&W Insurance Policy. Notwithstanding anything to the contrary in this Agreement, none of (i) the Company, (ii) the Sellers, (iii) their respective Affiliates or (iv) their respective officers, directors, employees, agents or representatives, shall be entitled to any proceeds from the R&W Insurance Policy.
5.23    Books and Records. The Company shall, as soon as practicable following the Closing, deliver and cause its Affiliates to deliver to the Buyers all organizational documents, minute and record books, bank books, registered company seal(s) and other books and records of the Divested Companies.

5.24    Releases.
(a)    Effective as of the Closing, the Company, on behalf of itself and each of its Affiliates, hereby releases and forever discharges each of the Buyers and the Divested Companies and each of their respective controlled Affiliates, and any individual, joint or mutual, past, present and future representatives, stockholders, partners, members, controlling persons, subsidiaries, successors and assigns of any of the foregoing (individually, a “Buyer Releasee” and, collectively, “Buyer Releasees”), from any and all claims, demands, proceedings, causes of action, orders, obligations, contracts, agreements, debts and liabilities whatsoever, whether known or unknown, suspected or unsuspected, both at law and in equity, which the Company or any of its Affiliates, or any of their respective heirs, executors, administrators or assigns, now has, has ever had, or may hereafter have against any Buyer Releasee arising prior to the Closing or on account of or arising out of any matter, cause or event occurring prior to the Closing, in each case, related to the Business, the Sold Assets or the Divested Companies (all of the foregoing collectively referred to herein as the “Buyer Released Claims”); provided, however, that nothing contained herein shall operate to release any obligations of the Buyers or the Divested Companies or any of their Respective Affiliates (i) under this Agreement or under any Ancillary Agreement executed and delivered to the Company by the Buyers at the Closing in connection with the transactions contemplated hereby and thereby and (ii) under the organizational documents of the Divested Companies or any insurance policies, in each case, to the extent related to director and officer indemnification obligations.
(b)    The Company hereby acknowledges and intends that this release shall be effective as of the Closing to bar to each and every one of the Buyer Released Claims hereinabove mentioned or implied. The Company expressly consents that this release shall be given full force and effect in accordance with each and every express term or provision, including those (i) relating to any Buyer Released Claims hereinabove mentioned or implied or (ii) relating to unknown and unsuspected Buyer Released Claims (notwithstanding any state statute that expressly limits the effectiveness of a general release of unknown, unsuspected and unanticipated Buyer Released Claims).
(c)    Except in the case of Fraud, effective as of the Closing, each of the Buyers, on behalf of themselves and each of their Affiliates (including, after the Closing, the Divested Companies), hereby releases and forever discharges the Company each of its respective Affiliates, and any individual, joint or mutual, past, present and future representatives, stockholders, partners, members, controlling persons, subsidiaries, successors and assigns of any of the foregoing (individually, a “Seller Releasee” and, collectively, “Seller Releasees”), from any and all claims, demands, proceedings, causes of action, orders, obligations, contracts, agreements, debts and liabilities whatsoever, whether known or unknown, suspected or unsuspected, both at law and in equity, which the Buyers or any of their Affiliates (including, after the Closing, the Divested Companies), or any of their respective heirs, executors, administrators or assigns, now has, has ever had, or may hereafter have against any Seller Releasee arising prior to the Closing or on account of or arising out of any matter, cause or event occurring prior to the Closing, in each case, related to the Business, the Sold Assets or the Divested Companies (all of the foregoing collectively referred to herein as the “Seller Released Claims”); provided, however, that nothing contained herein shall operate to release any obligations of the Company, Seller Guarantor or any of their respective Affiliates (i) under this Agreement or under any Ancillary Agreement executed and delivered to the Buyers by the Company at the Closing in connection with the transactions contemplated hereby and thereby and (ii) under the organizational documents of the Company,

Seller Guarantor or any of their respective Affiliates or any insurance policies, in each case, to the extent related to director and officer indemnification obligations.
(d)    The Buyers and the Divested Companies hereby acknowledge and intend that this release shall be effective as of the Closing to bar to each and every one of the Seller Released Claims hereinabove mentioned or implied. The Buyers and the Divested Companies expressly consent that this release shall be given full force and effect in accordance with each and every express term or provision, including those (i) relating to any Seller Released Claims hereinabove mentioned or implied or (ii) relating to unknown and unsuspected Seller Released Claims (notwithstanding any state statute that expressly limits the effectiveness of a general release of unknown, unsuspected and unanticipated Seller Released Claims).
5.25    Seller Guarantee. Seller Guarantor hereby irrevocably, absolutely and unconditionally guarantees, as a primary obligation and not as a surety, to the Buyers the payment and performance of all obligations of the Company and the Sellers under this Agreement. This guaranty is an absolute, unconditional and continuing guaranty of payment and performance and not of collectability, irrespective of the validity, legality or enforceability of this Agreement or any Ancillary Agreement. Seller Guarantor waives promptness, diligence, presentment, demand, protest, notice of acceptance, notice of any obligations incurred and all other notices of any kind, all defenses which may be available by virtue of any valuation, stay, moratorium Law or other similar Law now or hereafter in effect, any right to require the marshalling of assets of the Buyers, any of its Affiliates or any other entity or other Person primarily or secondarily liable with respect to any of the guaranteed obligations, and all suretyship defenses generally. If any payment in respect of any of the guaranteed obligations is rescinded after receipt by the Buyers, the guaranty hereunder shall be automatically reinstated as if no such payment had ever been made. Seller Guarantor agrees that the Buyer shall not be required to prosecute collection, enforcement or other remedies against Seller or to enforce or resort to any rights or remedies pertaining thereto, before calling on Seller Guarantor for payment or performance. Seller Guarantor hereby waives any and all notice of the creation, renewal, extension or accrual of the obligations of Seller Guarantor set forth in this Agreement and notice of or proof of reliance by upon this Section 5.25 or acceptance of this Section 5.25. Seller Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by this Agreement and that the waivers set forth in this Section 5.25 are made knowingly in contemplation of such benefits. Seller Guarantor represents and warrants that (a) it is duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation, (b) it has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and this Agreement has been duly executed and delivered by it and, assuming due authorization, execution and delivery by the other parties hereto, constitutes a valid and binding obligation of Seller Guarantor, enforceable against Seller Guarantor in accordance with its terms, except as enforcement may be limited by the General Enforceability Exceptions, and (c) the execution, delivery and performance of this Agreement does not contravene any Law to which Seller Guarantor is subject. Any agreement or arrangement with respect to, or effecting, an asset sale, distribution or liquidation of all or substantially all of Seller Guarantor’s assets in one or as series of transactions shall expressly provide for the assumption of the obligations of Seller Guarantor hereunder by the counterparty(ies) to such transaction.
5.26    Wrong Pocket.
(a)    From and after the Closing Date, the Company shall deliver to the Buyers, within three Business Days after receipt, any cash, checks, insurance proceeds, mail, packages,

notices and other similar communications it receives pertaining to the Business, including any accounts receivable acquired by the Buyers hereunder.  The Company shall endorse in favor of the Buyers any checks or other instruments of payment payable to the Company or any of its Affiliates but acquired by the Buyers pursuant to this Agreement.  The Company shall promptly provide written notice to the Buyers of any telephone calls, and shall promptly forward to the Buyers any written correspondence, e-mail or other communications, the Company or any of its Affiliates receives from any Person related to the Business, including any telephone calls, written correspondence, e-mail or other communications from any customers, distributors, suppliers and creditors of the Company or any of its Affiliates.  For the avoidance of doubt, any payment received by the Company after the Closing Date in respect of accounts receivable that are Sold Assets shall be deemed to be made in trust for the benefit of the Buyers.
(b)    From and after the Closing Date, the Buyers shall deliver to the Sellers, within three Business Days after receipt, any cash, checks, insurance proceeds, mail, packages, notices and other similar communications they receive pertaining to the Excluded Assets.  The Buyers shall endorse in favor of the Company any checks or other instruments of payment payable to the Buyers or any of their respective Affiliates but that are Excluded Assets pursuant to this Agreement. The Buyers shall promptly provide written notice to the Company of any telephone calls, and shall promptly forward to the Company any written correspondence, e-mail or other communications, the Buyers or any of their respective Affiliates receives from any Person related to an Excluded Asset.
5.27    Release of Credit Support Obligations. The Buyers shall use their respective commercially reasonable efforts to cause the Company and its Affiliates (other than the Divested Companies) to be fully and irrevocably released, as of the Closing Date or as promptly as practicable after the Closing Date, in respect of the Credit Support Obligations. If the Buyers are not able to release any Credit Support Obligation, the Company shall or shall cause its applicable Affiliate to maintain such Credit Support Obligation in full force and effect until such time as such Credit Support Obligation is released, and the Buyers shall indemnify the Company or such Affiliate against any and all payments made by the Company or any of its Affiliates (other than the Divested Companies) in accordance with such Credit Support Obligation between the Closing Date and the date the Company and its Affiliates (other than the Divested Companies), as applicable, are released from such Credit Support Obligation. Without limiting the foregoing, after the Closing Date, the Buyers shall not, and shall cause their Subsidiaries (including the Divested Companies) not to, renew, extend, amend or supplement any Contract or Liability that is covered by a Credit Support Obligation without using commercially reasonable efforts to release the Credit Support Obligation applicable to the Company or its Affiliates. Any cash or other collateral posted by the Company in respect of any Credit Support Obligation that is received by the Buyers or their respective Affiliates shall be delivered to the Company. The Company shall use its commercially reasonable efforts to cooperate with the Buyers with respect to the obligations set forth in this Section 5.27. Notwithstanding anything to the contrary herein, the provisions of this Section 5.27 shall only apply to the Credit Support Obligations set forth on Schedule 3.29 and the customs bond set forth on Schedule 5.1(f).
5.28    Certain Matters.
(a)The Company shall use its commercially reasonable efforts to cause the financial statements of Lamons Spain for the financial years 2017 and 2018 to be accepted with the Spanish commercial registry. In addition, to the extent necessary to effect the transfer of the Lamons Spain Shares contemplated by this Agreement under applicable Law, the Company shall cause the financial statements of Lamons Spain for the financial years 2017 and 2018 to be accepted with the Spanish commercial registry prior to Closing.
(b)Following the Closing, without the consent of the Buyers, (i) neither the Company nor any of its Affiliates shall amend or modify the Master Guaranty in any manner that increases the obligations of Buyer or any of its Affiliates and (ii) neither the Company nor any of its Affiliates shall breach or otherwise take any action under the Master Guaranty that would impair or otherwise negatively impact the rights of the Buyers and its Affiliates.
ARTICLE VI
CONDITIONS TO THE COMPANY’S OBLIGATIONS
The obligation of the Company to effect the Closing under this Agreement is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any and all of which may be waived by the Company in whole or in part to the extent permitted by applicable Law):
6.1    Representations and Warranties. The representations and warranties made by the Buyers in this Agreement shall be true and correct in all respects, as of the Closing Date (except to the extent such representations and warranties are made as of a specified date, which representations and warranties shall be true and correct in all respects as of such earlier date), except to the extent the failure of any such representation or warranty to be true and correct has not had, and would not reasonably be expected to result in, a material adverse effect on the ability of the Buyers to consummate the transactions contemplated by this Agreement.
6.2    Performance. The Buyers shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be so performed or complied with by the Buyers at or prior to the Closing.
6.3    Officer’s Certificates. Each Buyer shall have delivered to the Company a certificate, dated as of the Closing Date and executed by an officer of the such Buyer, certifying to the fulfillment of the conditions specified in Sections 6.1 and 6.2.
6.4    Competition/Foreign Investment Laws. All approvals or clearances under any applicable any Law that prohibits, restricts or regulates competition, foreign investment, antitrust, monopolization or restraint of trade shall have been obtained and all applicable waiting periods shall have expired or been terminated.
6.5    Governmental Orders. At the Closing there shall not be in effect any Governmental Order restraining, enjoining or otherwise prohibiting the transactions contemplated hereby.
6.6    Deliveries. The Buyers shall have delivered or caused to be delivered to the Company all of the deliveries listed in Section 2.9(b).
ARTICLE VII
CONDITIONS TO THE BUYERS’ OBLIGATIONS
The obligation of the Buyers to effect the Closing under this Agreement is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any and all of which may be waived by the Buyers in whole or in part to the extent permitted by applicable Law):

7.1    Representations and Warranties. The representations and warranties made by the Company in Article III of this Agreement shall be true and correct in all respects (without giving regard to any materiality qualifiers set forth therein) as of the Closing Date as though such representations and warranties were made at such date (except to the extent such representations and warranties are made as of a specified date, which representations and warranties shall be true and correct in all respects only as of such earlier date) except where the failure of such representations and warranties to be true and correct has not had, or would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect or Seller Material Adverse Effect; provided, however, that the Fundamental Representations shall be true and correct in all respects, except for de minimis inaccuracies.
7.2    Performance. The Company and the Sellers shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by the Company and the Sellers at or prior to the Closing.
7.3    Officer’s Certificate. The Company shall have delivered to the Buyers a certificate, dated as of the Closing Date and executed by an officer of the Company, certifying to the fulfillment of the conditions specified in Sections 7.1 and 7.2.
7.4    Competition/Foreign Investment Law. All approvals or clearances under any applicable any Law that prohibits, restricts or regulates competition, foreign investment, antitrust, monopolization or restraint of trade, shall have been obtained and all applicable waiting periods shall have expired or been terminated.
7.5    Governmental Orders. At the Closing there shall not be in effect any Governmental Order restraining, enjoining or otherwise prohibiting the transactions contemplated hereby.
7.6    Required Consents. The Required Consents shall have been obtained.
7.7    Deliveries. The Company shall have delivered or caused to be delivered to the Buyers all of the deliveries listed in Section 2.9(a).
ARTICLE VIII
TERMINATION
8.1    Termination. This Agreement may be terminated at any time prior to the Closing:
(a)    by the mutual written consent of the Company and the Buyers;
(b)    by the Company or the Buyers if the Closing has not occurred on or before the date that is 90 days following the Execution Date (the “End Date”), unless the failure of the Closing to occur on or prior to the End Date shall be due to the failure of such Party attempting to terminate to comply in all material respects with the agreements and covenants contained herein;
(c)    by either the Company or the Buyers if any Governmental Authority of competent jurisdiction shall have issued a Governmental Order or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such Governmental Order or other action shall have become final and non‑appealable; provided, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to a Party if such Governmental Order or other action was primarily due to the failure of such Party to perform or comply in any material respect with the agreements and covenants contained herein;
(d)    by the Buyers, at any time prior to the Closing in the event that the Company or any Seller is in breach of any representation, warranty, covenant or agreement made by the Company or such Seller in this Agreement and such breach renders the conditions set forth in Article VII incapable of being satisfied absent a written waiver of such conditions by the Buyers; provided, however, that Company shall have 10 days to cure such breach following the receipt of written notice thereof by the Buyers (which cure period shall be tolled if, during such 10‑day period, the Company shall have undertaken commercially reasonable efforts to cure such breach and such breach is in the process of being cured at the end of such 10‑day period, provided, that such breach must in any event be actually cured prior to earlier to occur of the 30th day following such breach or the End Date);
(e)    by the Company, at any time prior to the Closing in the event that any Buyer is in breach of any representation, warranty, covenant or agreement made by such Buyer in this Agreement and such breach renders the conditions set forth in Article VI incapable of being satisfied absent a written waiver of such conditions by the Company; provided, however, that such Buyer shall have 10 days to cure such breach following receipt of written notice thereof from the Company (which cure period shall be tolled if, during such 10‑day period, such Buyer shall have undertaken commercially reasonable efforts to cure such breach and such breach is in the process of being cured at the end of such 10‑day period, provided, that such breach must in any event be actually cured prior to earlier to occur of the 30th day following such breach or the End Date); or
(f)    by the Company, if (i) all of the conditions set forth in Article VII have been satisfied or waived as of the date the Closing should have been consummated pursuant to Section 2.5 (other than those conditions that by their terms are to be satisfied by actions taken at the Closing but only if such conditions would be satisfied if Closing did occur), and such conditions continue to be satisfied or waived, (ii) the Company has irrevocably notified the Buyers in writing that the Company is ready, willing and able to consummate the Closing and (iii) the Buyers fail to complete the Closing in accordance with Section 2.5 within three Business Days after the delivery of such notification.
8.2    Procedure and Effect of Termination.
(a)    A Party desiring to terminate this Agreement pursuant to Section 8.1 must give written notice of such termination to the other Parties in accordance with Section 10.7, specifying the provision hereof pursuant to which such termination is effective. If this Agreement is terminated as provided herein, (i) the provisions of the Confidentiality Agreement shall continue in full force and effect, (ii) no Party shall have any liability under this Agreement to any other Party, except (A) that nothing herein shall relieve the Company from any liability for any willful and material breach of any of the representations, warranties, covenants or agreements of the Company or any of its Affiliates set forth in this Agreement prior to such termination, and (B) as contemplated by Section 5.15 (Confidentiality), Section 8.2(b), Section 10.1 (Fees and Expenses) and Section 10.13 (Non-Recourse).
(b)    If this Agreement is terminated by the Company pursuant to Section 8.1(f), then the Buyers shall pay to the Company a fee in the amount of $6,750,000 (the “Reverse Termination Fee”) in cash by wire transfer of immediately available funds to an account designated in writing by the Company. The Reverse Termination Fee shall be paid no later than five Business Days after notice of termination of this Agreement in accordance with Section 8.1(f).
(c)    Each Party acknowledges and agrees that, prior to the Closing, the Company’s and its Affiliates’ sole and exclusive remedy against the Buyers, the Equity Investor, the Lenders, the Debt Financing Sources and any of their respective direct or indirect, former, current or future stockholders, controlling persons, directors, officers, employees, general or limited partners, members, managers, Affiliates, agents or assignees (each, a “Buyer Related Party”) for any breach of this Agreement by the Buyers (whether at Law, in equity, in Contract, in tort or otherwise), including for any failure to effect the Closing, shall be (i) the right in this Section 8.2 to terminate this Agreement and receive payment of the Reverse Termination Fee, if applicable or (ii) if available, the right to seek specific performance in accordance with Section 10.15. Upon payment of the Reverse Termination Fee or a termination of this Agreement under circumstances in which the Reverse Termination Fee is not payable, (A) no Buyer Related Party shall have any further liability or obligation relating to or arising out of this Agreement, any contract or agreement executed in connection herewith (including the Equity Commitment Letter and the Limited Guarantee) or any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof), (B) none of the Company or any of its Affiliates shall be entitled to bring or maintain any action, suit or proceeding against any Buyer Related Party arising out of or in connection with this Agreement, any contract or agreement executed in connection herewith (including the Equity Commitment Letter and the Limited Guarantee) or any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination and (C) the Company shall cause any action, suit or proceeding pending in connection with this Agreement, any contract or agreement executed in connection herewith (including the Equity Commitment Letter and the Limited Guarantee) or any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof), to the extent maintained by the Company or any of its Affiliates against any Buyer Related Party, to be dismissed with prejudice promptly, and in any event within five Business Days after the payment of the Reverse Termination Fee. The Company shall not be entitled to collect the Reverse Termination Fee on more than one occasion. Under no circumstance shall the Company be permitted or entitled to receive both a grant of specific performance and any portion of the Reverse Termination Fee.
ARTICLE IX
INDEMNIFICATION
9.1    Indemnification by the Company. From and after the Closing and subject to this Article IX, the Company shall indemnify and hold the Buyers, their respective Affiliates (including, after the Closing, the Divested Companies) and each of their respective officers, directors, general and limited partners, managers, members, equity holders, employees, agents and representatives (collectively, the “Buyer Indemnified Persons”) harmless from and against (but, with respect to Section 9.1(a), other than with respect to Losses related to any breach by the Company of any Fundamental Representation or the representations and warranties set forth in Section 3.10 (Tax Matters), solely to the extent of the Cap) any and all losses, damages, costs and reasonable expenses (including reasonable fees and expenses of attorneys) (collectively, “Losses”), that any Buyer Indemnified Person actually suffers or incurs arising out of or resulting from:
(a)    any breach, inaccuracy or misrepresentation of any representation or warranty made by the Company in Article III;

(b)    the failure to perform any covenant or agreement of the Company contained in this Agreement; or
(c)    any Excluded Liability.
Notwithstanding anything to the contrary contained in this Article IX, (i) none of the Buyer Indemnified Persons shall be entitled to recover from the Company for any Losses under Section 9.1(a) unless the total of all such Losses exceeds $607,500 (the “Deductible”), in which event the Buyer Indemnified Persons will be entitled to indemnification only for such Losses in excess of the Deductible, (ii) the Buyer Indemnified Persons shall not be entitled to recover more than $607,500 (the “Cap”) from the Company with respect to all Losses indemnifiable pursuant to Section 9.1(a), and (iii) the Company’s aggregate liability for any claims for indemnification Section 9.1(b) (when combined with the amounts described in the foregoing clause (ii) of this Section 9.1) shall not exceed the aggregate amount of net proceeds actually received by the Company and its Affiliates pursuant to this Agreement. Notwithstanding anything to the contrary contained in this Article IX, the limitations set forth in this Section 9.1 (including the Deductible and the Cap) shall not apply to any claims against the Company or its Affiliates made by any Buyer Indemnified Person for Losses (A) related to any breach of any Fundamental Representation or breach of Section 3.10 (Tax Matters), (B) arising under Section 5.5 or Section 9.1(c) or (C) based upon Fraud, and such Buyer Indemnified Person shall be entitled to recover any and all Losses suffered or incurred that arise or result therefrom from the first dollar, without limitation. Any claim that may be asserted pursuant to Section 9.1(a) that may also be asserted pursuant to Section 9.1(b) solely as a result of the Company’s failure to provide notice as required pursuant to Section 5.18 shall be asserted solely pursuant to Section 9.1(a). For the avoidance of doubt, the limitations provided for in this Section 9.1 shall not apply to indemnification for any Excluded Liabilities, including without limitation, Specified Excluded Liabilities.
9.2    Indemnification by the Buyers. From and after the Closing and subject to this Article IX, the Buyers shall, jointly and severally, indemnify and hold the Company and its Affiliates and their respective officers, directors, employees, agents and representatives (collectively, the “Seller Indemnified Persons”) harmless from and against any and all Losses that any Seller Indemnified Person actually suffers or incurs arising out of or resulting from:
(a)    any breach, inaccuracy or misrepresentation of any representation or warranty of any Buyer contained in Article IV;
(b)    the failure to perform any covenant or agreement of any Buyer (or its designee(s)) contained in this Agreement; or
(c)    any Assumed Liability.
Any claim that may be asserted pursuant to Section 9.2(a) that may also be asserted pursuant to Section 9.2(b) solely as a result of the Buyers’ failure to provide notice as required pursuant to Section 5.18 shall be asserted solely pursuant to Section 9.2(a).
9.3    Exclusive Remedy. Except for Buyer’s rights under the R&W Insurance Policy, the indemnification provided in Sections 2.11 and  5.5 and this Article IX, subject to the limitations, if any, set forth herein, shall be the sole and exclusive post‑Closing remedy available to any Party in connection with any Losses arising out of or resulting from this Agreement, the transactions contemplated hereby, or the Buyers’ ownership or operation of the Business, whether based in contract or tort (including negligence) or otherwise predicated on common law standards, strict liability or otherwise; provided, however, the provisions of this Section 9.3 shall not prevent or limit a cause of action at Law or in equity (a) based upon Fraud or (b) under Section 10.15 to obtain an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, nor shall such provision prevent or limit the rights of the Parties with respect to Sections 2.6(c) or 5.4. Except with respect to Losses arising from (i) any breach, inaccuracy or misrepresentation of any representation or warranty made by the Company in Article III, (ii) Fraud or (iii) any Excluded Liability (including the Specified Excluded Liabilities), the Buyer Indemnified Persons expressly waive any and all rights and remedies against the Company or its Affiliates under the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., as amended, and other Environmental Laws in connection with any Losses arising out of or resulting from this Agreement, the transactions contemplated hereby or the ownership or operation of the Business or the Sold Assets.
9.4    Indemnification Calculations. The amount of Losses recoverable by an Indemnified Party pursuant to this Article IX and pursuant to Section 5.5 with respect to an indemnity claim shall be reduced by (a) the amount of insurance proceeds or other amounts actually recovered by such Indemnified Party with respect to the Losses to which such indemnity claim relates, (b) the amount of any Tax Benefit actually realized by the Indemnified Party in the taxable year or period in which the Losses occurred and (c) any amounts included in the calculation of the Closing Working Capital in the Final Statement. For purposes of this Agreement, a “Tax Benefit” means the net amount of all net reductions, if any, in cash Taxes paid by the Indemnified Party and its Affiliates by reason of such Loss, which reductions shall be calculated as the positive excess, if any, of (1) the Indemnified Party’s liability for Taxes in the year the Loss is incurred, not taking into account (i) such Loss or (ii) an indemnification payment made under this Agreement on account of such Loss, over (2) the Indemnified Party’s liability for Taxes in such tax year, taking into account (i) such Loss, (ii) any adjustment to the basis of any Sold Asset, the stock of any Divested Company or the assets of any Divested Company as a result of such Loss or the receipt of any indemnification payment, and (iii) any taxable income realized by the Indemnified Party as a result of the right to receive or the receipt of an indemnification payment made under this Agreement on account of such Loss, with such Loss treated as the last item of expense or deduction realized for such tax year. If a Tax Benefit is not recognized prior to any indemnification payment during any taxable year or period, the Indemnified Party shall thereafter make payments to the Indemnifying Party within 15 days after filing the Tax Return for the taxable year or period in which the Loss occurred that reflects the Tax Benefit (which for this purposes shall not include any payment of estimated Taxes). An Indemnified Party shall use its commercially reasonable efforts to recover under insurance policies or indemnity, contribution or other similar agreements for any Losses. If an insurance recovery is made or a third party payment is received by the Buyer, the Divested Companies or any of its Affiliates with respect to any Loss for which any such Person has been indemnified hereunder, then a refund equal to the aggregate amount of the recovery (net of all direct collection costs and expenses) shall be made promptly to the Company. Notwithstanding the foregoing or anything else in this Agreement to the contrary, no Buyer Indemnified Person shall have any obligation to seek to recover under insurance policies with respect to any Specified Excluded Liability. The Parties agree that any indemnification payments made pursuant to this Agreement shall be treated for tax purposes as an adjustment to the Purchase Price, unless otherwise required by applicable Law. For purposes of determining both (i) whether there is a breach of, or any inaccuracy or misrepresentation with respect to, any representation or warranty for which indemnification would be available under this Article IX and (ii) the amount of any Losses resulting from such breach, inaccuracy or misrepresentation, all materiality, Business Material

Adverse Effect, Seller Material Adverse Effect and similar qualifiers shall be disregarded; provided, however, that (i) no Business Material Adverse Effect qualifier shall be disregarded with respect to the representations and warranties contained in the last sentence of Section 3.9 and (ii) the term “Material” in the defined term “Material Contract” shall not be disregarded for purposes of Sections 3.14(b)-(c).
9.5    Survival. The representations and warranties and covenants and agreements (to the extent such covenants and agreements relate to the performance of obligations prior to the Closing) contained in this Agreement will survive the Closing Date until and shall terminate, expire and cease to be of any force or effect at 5:00 p.m. (Eastern time) on the date that is the 15‑month anniversary of the Closing Date, except for (a) the representations and warranties set forth in Sections 3.1(a) (Organization), 3.2 (Authorization; Enforceability), 3.3 (Capital Stock of Divested Companies), 3.6 (No Conflicts or Approvals) (solely as Section 3.6 relates to the Real Property Leases held by the Asset Seller), 3.17(a) (Title to Sold Assets), 3.25 (Operating Areas), 3.26 (Affiliate Transactions), and 3.27 (No Brokers’ or Other Fees) (the “Fundamental Representations”), which will survive the Closing indefinitely, and (b) the representations and warranties set forth in Section 3.10 (Tax Matters), which will survive the Closing until the date that is 60 days after the expiration of the applicable statute of limitations. All other covenants and agreements contained in this Agreement to be performed following the Closing Date will survive the Closing Date in accordance with their terms. All claims for indemnification must be asserted on or prior to the date of the termination of the respective survival periods set forth in this Section 9.5, except such claims may be pursued thereafter if written notice thereof (specifying in reasonable detail the basis for such claim) was duly given within such survival period. Notwithstanding anything in this Agreement to the contrary, the Buyer Indemnified Persons’ right to assert claims for indemnification pursuant to Section 9.1(c) and the Seller Indemnified Persons’ right to assert claims for indemnification pursuant to Sections 9.2(c) will, in each case, survive the Closing indefinitely. Any claim for indemnification not made by any Buyer Indemnified Persons or Seller Indemnified Persons, as applicable, on or prior to the date of termination of the applicable survival period will be irrevocably and unconditionally released and waived, whether or not a longer period would be permitted by applicable Law. Notwithstanding the foregoing, the Parties acknowledge and agree that the survival periods set forth in this Section 9.5 are applicable to the Buyer Indemnified Persons’ rights to indemnification against the Company in accordance with this Agreement, but are not intended to, and shall not, modify or limit the Buyer Indemnified Persons’ rights to recovery under the R&W Insurance Policy in accordance with its terms.
9.6    Notice and Opportunity to Defend. If there occurs an event which a Party asserts is an indemnifiable event pursuant to Sections 9.1 or 9.2, the Party or Parties seeking indemnification (the “Indemnified Party”) shall promptly notify the other Party or Parties obligated to provide indemnification (the “Indemnifying Party”), which notice shall specify the nature and basis of such claim and the amount thereof, to the extent known. If such event involves any claim or the commencement of any action or proceeding by a third Person (a “Third Party Claim”), the Indemnified Party will give such Indemnifying Party prompt written notice (the “Claim Notice”) of such claim or the commencement of such action or proceeding, which notice shall specify the nature and basis of such claim and the amount thereof, to the extent known, and shall be accompanied by copies of all relevant documentation with respect to such claim, including any summons, complaint or other pleadings that may have been served, any written demand or any other relevant document or instrument; provided, however, that the failure to provide such prompt notice will not relieve the Indemnifying Party of its obligations hereunder except to the extent such failure actually and materially prejudices the Indemnifying Party hereunder. In the case of a Third Party Claim, except for any Third Party Claim for which the Indemnified Party is seeking coverage entirely under the R&W Insurance Policy, the Indemnifying Party shall be entitled to assume the defense thereof, with counsel selected by the Indemnifying Party. After notice from the Indemnifying Party to the Indemnified Party of such election to assume the defense thereof, the Indemnifying Party shall not be liable to the Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof. The Indemnifying Party and the Indemnified Party agree to cooperate reasonably with each other and their respective counsel in connection with the defense, negotiation or settlement of any such Third Party Claim. Notwithstanding anything else set forth in this Section 9.6 to the contrary, the Indemnified Party shall at all times have the right to participate at its own expense in the defense of such action or asserted liability. If the Indemnifying Party assumes the defense of an action, no settlement or compromise thereof may be effected (a) by the Indemnifying Party without the written consent of the Indemnified Party unless the settlement (i) involves solely money damages and all such relief is paid or satisfied in full by the Indemnifying Party and (ii) provides for the unconditional release of the Indemnified Party from all liabilities and obligations in connection with such action and such settlement imposes no obligations or restrictions on such Indemnified Party or its business or assets or (b) by the Indemnified Party without the written consent of the Indemnifying Party (which consent shall not be unnecessarily withheld, conditioned or delayed). In no event shall an Indemnifying Party be liable for any settlement effected without its written consent. The terms of this Section 9.6 shall also apply to an indemnifiable event pursuant to Section 5.5; provided, however, that in the event of any conflict between the provisions of this Section 9.6 and Section 5.5, then the provisions of Section 5.5 shall control with respect to the specific matters contemplated by that Section. Notwithstanding anything in this Agreement to the contrary, the Specified Excluded Liabilities shall be subject to the procedures set forth on Schedule 9.6.
9.7    Additional Limitations.
(a)    Except for Losses resulting from an action brought by a third party against a Buyer Indemnified Person or a Seller Indemnified Person, with respect to all indemnification claims made under Section 9.1 and Section 9.2 (except for indemnification claims made under Section 9.1(a) and Section 9.2(a)), no Buyer Indemnified Person or Seller Indemnified Person shall be entitled to indemnification under Article IX for punitive damages or for any Losses to the extent such Losses are not the probable and reasonably foreseeable result of, and which are not proximately caused by, any breach by a Party of any representation, warranty, covenant or agreement in this Agreement.
(b)    Notwithstanding anything in this Article IX to the contrary, no Buyer Indemnified Person is entitled to make any claim under any provision of this Agreement for reimbursement or indemnification for any Losses pursuant to this Article IX to the extent such Losses have been reflected in the adjustment to the Purchase Price pursuant to Sections 2.5 or 2.6. In addition, no Party shall be entitled to be compensated more than once for the same Loss.
(c)    No Party shall be entitled to recover any indemnification payment or other amounts due from the other Parties under this Agreement by retaining and setting off the amounts (whether or not such amounts are liquidated or reduced to judgment) against any amounts due or to become due from such Party under this Agreement or under any document delivered pursuant hereto or in connection herewith, including any Ancillary Agreement.

(d)    The Indemnifying Party and the Indemnified Party shall use commercially reasonable efforts to cooperate with each other with respect to resolving any claim or liability with respect to which Party is obligated to indemnify the other Party or Parties under this Agreement, including by making commercially reasonable efforts to mitigate or resolve any such claim or liability. In the event that an Indemnified Party fails to make such commercially reasonable efforts to mitigate or resolve any such claim or liability, then notwithstanding anything else to the contrary contained herein, the Indemnifying Party shall not be required to indemnify the Indemnified Party for any Losses that would reasonably be expected to have been avoided if the Indemnified Party had made such efforts.
(e)    Notwithstanding anything to the contrary elsewhere in this Agreement, the rights of the Buyers to indemnification or any other remedy under this Agreement in respect of any Losses based upon or arising out of any fact or event which has caused, or is reasonably expected to cause, any inaccuracy in or breach of any of the representations or warranties of the Company contained in this Agreement, shall not be impacted or limited as a result of the Buyers having knowledge of such fact, event, inaccuracy or breach, whether prior to or after the Closing. Notwithstanding anything to the contrary elsewhere in this Agreement, Buyers shall not be entitled to indemnification with respect to Losses or Seller Taxes to the extent such Losses or Seller Taxes are: (i) Taxes attributable to the Post-Closing Tax Period or the portion of any Straddle Period beginning after the Closing Date except to the extent resulting from any breach, inaccuracy or misrepresentation of any representation or warranty contained in Sections 3.10(f), (g), (h), (i), (j), (l) or (m); (ii) Taxes that are due to the unavailability in any Post-Closing Tax Period or the portion of any Straddle Period beginning after the Closing Date of any net operating losses or other Tax attributes from a taxable period (or portion thereof) ending on or prior to the Closing Date; (iii) Taxes resulting from transactions or actions taken after the Closing on the Closing Date by the Buyers, any Divested Company or any of their respective Affiliates that are not contemplated by this Agreement and are outside the ordinary course of business; or (iv) that result from the Buyer’s breach of any of the covenants contained in Sections 5.4, 5.7 and 5.8.
9.8    Subrogation. Nothing in this Agreement shall limit or be construed to limit the right of the Company to assert any claims, demands or rights by subrogation against any Person (other than a Buyer Indemnified Person) for any amounts paid or reimbursed in respect of Losses successfully asserted by a Buyer Indemnified Person pursuant to Sections 9.1 or 5.5.
ARTICLE X
MISCELLANEOUS
10.1    Fees and Expenses. Except as otherwise provided in this Agreement, each Party shall be liable for and shall bear its own expenses and the expenses of its Affiliates in connection with the preparation and negotiation of this Agreement and the Ancillary Agreements and the performance and consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, whether or not the Closing shall have occurred.
10.2    Governing Law. This Agreement, and all claims and causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction. The Parties expressly elect not to be bound in any way by the United Nations Convention on contracts for the International Sale of Goods.

Notwithstanding anything to the contrary contained elsewhere herein, the Parties hereby further agree (a) that no Party will bring any Proceeding against any Lender or Debt Financing Source in any way relating to this Agreement, any Ancillary Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby, including any dispute arising out of or relating in any way to the Debt Commitment Letter or any other letter or agreement related to the Debt Financing, Debt Commitment Letter or the performance thereof, in any forum other than any New York State court sitting in the borough of Manhattan, or, if, under applicable Law, exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof) and each Party consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein, and (b) that any claims brought against any Lender or Debt Financing Source will be governed by the Requirements of Law of the State of New York, without regard to the conflict of laws provisions thereof that would cause the laws of another state to apply.
10.3    Projections. In connection with the Buyer’s investigation of the Divested Companies, the Sold Assets and the Business, the Buyers or their Affiliates may have received, or may receive, from the Company, the Sellers, the Divested Companies or their respective representatives certain projections and other forecasts for the Business, and certain business plan and budget information. Other than in the case of Fraud and without limiting the provisions of Article III and Article IX in any respect, the Buyers acknowledge that (a) there are uncertainties inherent in attempting to make such projections, forecasts, plans and budgets, (b) the Buyers are familiar with such uncertainties, (c) the Buyers are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to it, and (d) neither the Buyers nor any of their Affiliates will assert any claim against the Company, the Sellers or any of its or their directors, officers, employees, Affiliates or representatives, or hold the Company, the Sellers or any such Persons liable, with respect thereto. Accordingly, other than in the case of Fraud and without limiting the provisions of Article III and Article IX in any respect, the Buyers acknowledges that the Company and the Sellers make no representation or warranty with respect to such estimates, projections, forecasts, plans or budgets.
10.4    Amendment. This Agreement may not be amended, modified or supplemented except upon the execution and delivery of a written agreement executed by the Parties; provided, that to the extent any amendment, modification, supplement or waiver of Section 5.21, Section 8.2(c), Section 10.2, this Section 10.4, Section 10.5, Section 10.12, Section 10.13, Section 10.14 or Section 10.16 (or any amendment, modification, supplement or waiver of any other provision of this Agreement that would modify the substance of Section 5.21, Section 8.2(c), Section 10.2, this Section 10.4, Section 10.5, Section 10.12, Section 10.13, Section 10.14 or Section 10.16 in any material respect) is sought that is adverse to the rights of the Debt Financing Sources, the prior written consent of the Debt Financing Sources shall be required before such amendment, modification, supplement or waiver is rendered effective.
10.5    No Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party without the prior written consent of the Buyers, in the case of any assignment by the Company or any of its subsidiaries, and the Company, in the case of any assignment by a Buyer or any of its subsidiaries; provided, that (a) either Buyer may assign its rights and obligations hereunder to any Affiliate of such Buyer without obtaining the Company’s consent so long as such Buyer remains liable for the obligations of such assignee hereunder, and (b) either Buyer may collaterally assign its rights (but not its obligations) under this Agreement to the Debt Financing Sources without obtaining the Company’s consent. Subject to the foregoing sentence, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. Any purported assignment in contravention of this Section 10.5 shall be void and of no force or effect. No assignment of any obligations hereunder shall relieve the Parties of any such obligations.
10.6    Waiver. Any of the terms or conditions of this Agreement which may be lawfully waived may be waived in writing at any time by each Party which is entitled to the benefits thereof. Any waiver of any of the provisions of this Agreement by any Party shall be binding only if set forth in an instrument in writing signed on behalf of such Party. No failure to enforce any provision of this Agreement shall be deemed to or shall constitute a waiver of such provision and no waiver of any of the provisions of this Agreement shall be deemed to or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver.
10.7    Notices. Any notice, demand or communication required or permitted to be given by any provision of this Agreement shall be deemed to have been sufficiently given or served for all purposes if (a) personally delivered, (b) sent by a nationally recognized overnight courier service to the recipient at the address below indicated, (c) sent by electronic mail or (d) delivered by facsimile:
If to the Buyers:
LGC US Holdings, LLC and LGC US Finco, LLC
c/o First Reserve XIV Advisors, L.L.C.
600 Travis Street, Suite 6000
Houston, Texas 77002
Attn: Neil Wizel
Facsimile: (713) 821-7158
Email: nwizel@firstreserve.com

With a copy to:
Vinson & Elkins LLP
1001 Fannin Street, Suite 2500
Houston, Texas 77002
Attn: Shamus Crosby
Facsimile: (713) 615-5548
Email: scrosby@velaw.com

If to the Company:
TriMas Corporation
38505 Woodward Avenue, Suite 200
Bloomfield Hills, Michigan 48304
Attn: Joshua Sherbin, SVP, General Counsel and Chief Compliance Officer
Facsimile: (888) 318-8873
Email: joshsherbin@trimascorp.com

With a copy to:
Jones Day

North Point
901 Lakeside Avenue
Cleveland, OH 44114‑1190
Attn: Patrick J. Leddy, Esq.
Erin S. de la Mare, Esq.
Facsimile: (216) 579‑0212
Email: pjleddy@jonesday.com
esdelamare@jonesday.com

or to such other address, e‑mail address or facsimile number as any Party may, from time to time, designate in a written notice given in like manner. Except as otherwise provided herein, any notice under this Agreement will be deemed to have been duly given (i) on the date such notice is personally delivered, delivered via e‑mail or delivered by facsimile or (ii) the next succeeding Business Day after the date such notice is delivered to the overnight courier service if sent by overnight courier; provided, that, in each case, notices received after 4:00 p.m. (local time of the receiving Party) shall be deemed to have been duly given on the next Business Day.
10.8    Complete Agreement. This Agreement (including the Disclosure Schedules and Exhibits hereto), the Confidentiality Agreement and the Ancillary Agreements contain the entire understanding of the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. The Company and the Buyers will abstain from, and will cause their respective Affiliates to abstain from, obtaining recourse under local Law under the Ancillary Agreements. In the event of any express conflict between this Agreement and any Ancillary Agreement, this Agreement will control.
10.9    Counterparts. This Agreement may be executed in one or more counterparts, and counterparts may be exchanged by electronic submission, all of which shall be considered one and the same agreement and each of which shall be deemed an original.
10.10    Publicity. The Company and the Buyers will consult with each other and will mutually agree upon any publication or press release of any nature with respect to this Agreement or the transactions contemplated hereby and shall not issue, and shall cause their respective Affiliates not to issue, any such publication or press release prior to such consultation and agreement except as may be required by applicable Law or Governmental Order or by obligations pursuant to any listing agreement with any securities exchange or any securities exchange regulation, in which case the Party proposing to issue such publication or press release shall use commercially reasonable efforts to consult in good faith with the other Party or Parties before issuing any such publication or press release and to provide a copy thereof to the other Party or Parties prior to such issuance.
10.11    Severability. Any provision of this Agreement which is invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provision of this Agreement invalid, illegal or unenforceable in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.
10.12    Third Parties. Nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person, other than the Parties and their respective permitted successors or assigns, any rights or remedies under or by reason of this Agreement; provided, that the Debt Financing Sources shall be express third-party beneficiaries of, and shall be entitled to rely upon, Section 5.21, Section 8.2(c), Section 10.2, Section 10.4, Section 10.5, this Section 10.12, Section 10.13, Section 10.14 or Section 10.16.
10.13    Non‑Recourse. Except as otherwise expressly provided in this Agreement or in any Ancillary Agreement, no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or representative of the Company or its Affiliates shall have any Liability for any obligations or Liabilities of the Company under this Agreement or the Ancillary Agreements or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby. Subject to the rights of the Buyers under the Equity Commitment Letter, under the terms thereof, and notwithstanding anything to the contrary herein, the Company agrees on behalf of itself and its Affiliates that the Buyer Related Parties shall not have any liability or obligation to the Company or any of its Affiliates (whether under contract or tort, in equity or otherwise) relating to this Agreement, any Ancillary Agreement or any of the transactions contemplated hereby or thereby (including the Debt Financing). For the avoidance of doubt and notwithstanding anything herein to the contrary, neither the Company nor any of its Affiliates nor any other person acting on their behalf shall have any rights or claims (including any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise) against any Debt Financing Source in connection with this Agreement, any Ancillary Agreement, the Debt Financing or any transaction contemplated hereby or thereby, whether in law or in equity, in contract, in tort or otherwise. In furtherance of the foregoing, each of the Company and its Affiliates agrees not to commence (and if commenced agrees to dismiss or otherwise terminate) any action or proceeding against any Debt Financing Source in connection with this Agreement, any Ancillary Agreement, the Debt Financing or any transaction contemplated hereby or thereby.
10.14    Dispute Resolution.
(a)    Informal Dispute Resolution. Except as concerns matters covered by Section 2.6 (which shall be resolved as provided therein), the Parties shall seek to resolve any disagreement, dispute, controversy or claim arising out of or in relation to or in connection with the construction, interpretation or validity of this Agreement or the other Ancillary Agreements or the alleged breach hereof or thereof or the transactions contemplated hereby or thereby amicably and in good faith through discussions between the representatives of the Company and the Buyers. If the matter is not resolved through discussion of such individuals within 30 days, each Party agrees to consider in good faith any reasonable request by the other Party or Parties to engage in mediation or any other means of alternative dispute resolution short of arbitration. Only if the Parties fail to resolve such disagreement, dispute, controversy or claim by such means within 90 days after having begun the resolution process may the aggrieved Party or Parties seek arbitration as set forth below.
(b)    Arbitration. Except as concerns matters covered by Section 2.6 and Section 5.4(c) (which shall be resolved as provided therein), any disagreement, dispute, controversy or claim arising out of or in relation to or in connection with the construction, interpretation or validity of this Agreement or the other Ancillary Agreements or the breach hereof or thereof or the transactions contemplated hereby or thereby, and not resolved pursuant to Section 10.14(a), shall be finally settled by binding arbitration. The arbitration shall take place in Wilmington, Delaware in accordance with the Commercial Arbitration Rules of the American Arbitration Association. The arbitration shall be brought before three arbitrators, one each appointed by the Company and the Buyer, and one selected by the two appointed arbitrators. Judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. Each Party shall absorb its own costs of arbitration and the Company, on one hand, and the Buyer, on the other hand, shall split equally any arbitrators’ fees, or other administrative costs and fees.
(c)    Courts. Notwithstanding any term or provision to the contrary contained in this Section 10.14, the Parties have recourse to the federal and state courts of Delaware the purpose of obtaining any provisional injunctive remedy.
10.15    Specific Performance. Each of the Parties acknowledges and agrees that a breach of this Agreement would cause irreparable damage to the other Parties and that such other Parties will not have an adequate remedy at Law. Therefore, the obligations of the Parties under this Agreement, including the Asset Buyer’s obligation to purchase the Sold Assets and the Equity Buyer’s obligation to purchase the Shares, shall be enforceable by a decree of specific performance, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which any Party may have under this Agreement or otherwise. The Parties hereby waive in any such proceeding the defense of adequacy of a remedy at Law and any requirement for the securing or posting of any bond or any other security related to such equitable relief. Notwithstanding anything in this Agreement or otherwise to the contrary, the Parties hereby acknowledge and agree that the Company shall be entitled to specific performance of the Buyers’ obligation to consummate the Closing in accordance with Section 2.5 only if (i) all conditions in Article VII (other than those conditions that by their nature are to be satisfied by actions taken at the Closing; provided, that such conditions would be satisfied at the Closing if the Closing were to occur) have been satisfied or waived and remain satisfied or waived, (ii) the Debt Financing has been funded in full or will be funded in full on the Closing Date in accordance with the terms of the Debt Commitment Letter, (iii) the Buyers fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 2.8 and (iv) the Company has irrevocably confirmed to the Buyers in writing that if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Closing will occur.
10.16    Waiver of Jury Trial. THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT SUCH PARTIES MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY SUIT OR ACTION ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING ANY LEGAL ACTION ARISING OUT OF OR RELATING IN ANY WAY TO THE DEBT FINANCING OR THE PERFORMANCE THEREOF AGAINST ANY DEBT FINANCING SOURCE). EACH PARTY HEREBY CERTIFIES THAT NEITHER IT NOR ANY OF ITS REPRESENTATIVES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT IT WOULD NOT SEEK TO ENFORCE THIS WAIVER OF RIGHT TO JURY TRIAL. FURTHER, EACH PARTY ACKNOWLEDGES THAT THE OTHER PARTY RELIED ON THIS WAIVER OF RIGHT TO JURY TRIAL AS A MATERIAL INDUCEMENT TO ENTER INTO THIS AGREEMENT.

10.17    Attorney‑Client Privilege and Conflict Waiver. Jones Day has represented one or more of the Company, the Sellers and the Divested Companies. The Parties agree that (a) the Buyers shall not, and shall not cause the Divested Companies to, seek to have Jones Day disqualified from representing the Company or the Sellers in connection with any dispute that may arise between the Company and the Sellers, on the one hand, and the Buyers and the Divested Companies (after the Closing), on the other hand, in connection with this Agreement or the transactions contemplated hereby, and (b) in connection with any dispute that may arise between the Company or the Sellers, on the one hand, and the Buyers or the Divested Companies (after the Closing), on the other hand, the Company and the Sellers (and not the Buyers or the Divested Companies) will have the right to decide whether or not to waive the attorney‑client privilege that may apply to any communications between the Divested Companies and Jones Day that occurred before the Closing to the extent such communications exclusively relate to this Agreement and the transactions contemplated hereby.
10.18    Frustration of Closing Conditions. Neither the Buyer nor the Company may rely on the failure of any condition set forth in Article VI or Article VII to be satisfied if such failure was caused by such Party’s breach of, or failure to comply with, any provision of this Agreement.
[Signatures are on the following page]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed by its duly authorized officer, in each case as of the Execution Date.

THE COMPANY:

TRIMAS COMPANY LLC

By: /s/ Thomas Amato Name: Thomas Amato Title: Chief Executive Officer

SELLER GUARANTOR:
Solely for purposes of and Section 5.25:

TRIMAS CORPORATION

By: /s/ Thomas Amato Name: Thomas Amato Title: Chief Executive Officer

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed by its duly authorized officer, in each case as of the Execution Date.
THE BUYERS:

LGC US HOLDINGS, LLC

By: /s/ Neil Wizel Name: Neil Wizel Title: Authorized Person

LGC US FINCO, LLC

By: /s/ Neil Wizel Name: Neil Wizel Title: Authorized Person

Signature Page to
Asset and Stock Purchase Agreement